Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-166372
333-166372-01

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus Dated May 11, 2010)

Intelsat (Luxembourg) S.A.

Intelsat S.A.

$281,810,000 11 1/ 4% Senior Notes due 2017

and

$1,121,692,472 11  1/2%/12  1/2% Senior PIK Election Notes due 2017

This Prospectus Supplement No. 2 supplements our Prospectus dated May 11, 2010, and should be read in conjunction therewith. The notes that are the subject of the Prospectus have been registered to permit their resale by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of the new notes in this offer.

This Prospectus Supplement includes the following document, as filed by us with the Securities and Exchange Commission:

•	The attached quarterly report of Intelsat S.A. on Form 10-Q for the quarter ended June 30, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-50262

INTELSAT S.A.

(Exact Name of Registrant as Specified in Its Charter)

Luxembourg	98-0346003
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4, rue Albert Borschette Luxembourg	L-1246
(Address of Principal Executive Offices)	(Zip Code)

+352 27-84-1600

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐    Accelerated  filer  ☐    Non-accelerated filer  ☒    Smaller reporting company   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 8, 2010, 5,000,000 common shares, par value $1.00 per share, were outstanding.

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our”, “the Company” and “Intelsat” refer to Intelsat S.A. and its subsidiaries on a consolidated basis, (2) the terms “Serafina Holdings” and “Intelsat Global” refer to Intelsat Global S.A. (formerly known as Serafina Holdings Limited), (3) the term “Serafina” refers to Intelsat Global Subsidiary S.A. (formerly known as Serafina Acquisition Limited), (4) the term “Intelsat Holdings” refers to Intelsat S.A.’s parent, Intelsat Holdings S.A., (5) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat S.A.’s direct wholly-owned subsidiary, (6) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (7) the term “Intermediate Holdco” refers to Intelsat Intermediate Holding Company S.A., Intelsat Jackson’s direct wholly-owned subsidiary, (8) the term “Intelsat Sub Holdco” refers to Intelsat Subsidiary Holding Company S.A., Intermediate Holdco’s direct wholly-owned subsidiary, (9) the term “Intelsat Corp” refers to PanAmSat Corporation prior to the PanAmSat Acquisition Transactions and to Intelsat Corporation thereafter, (10) the term “PanAmSat” refers to PanAmSat Holding Corporation and its subsidiaries on a consolidated basis prior to the PanAmSat Acquisition Transactions (as defined below), (11) the term “PanAmSat Acquisition Transactions” refers to our acquisition of PanAmSat on July 3, 2006 and related transactions, and (12) the term “New Sponsors Acquisition Transactions” refers to the acquisition of Intelsat Holdings by Serafina on February 4, 2008 and related transactions.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms and other similar expressions, are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 1A—Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2009, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

•

potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we have to pay for such launches;

•

our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	domestic and international government regulation;

•	changes in our revenue backlog or expected revenue backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	inadequate access to capital markets;

•	the competitive environment in which we operate;

•	customer defaults on their obligations owed to us;

•	our international operations and other uncertainties associated with doing business internationally; and

•	litigation.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	As of December 31, 2009	As of June 30, 2010
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$477,571	$429,463
Receivables, net of allowance of $20,517 in 2009 and $19,852 in 2010	294,539	303,273
Deferred income taxes	50,643	30,897
Prepaid expenses and other current assets	33,561	82,639

Total current assets	856,314	846,272
Satellites and other property and equipment, net	5,781,955	5,818,419
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	978,599	913,459
Other assets	487,140	514,717

Total assets	$17,342,935	$17,331,794

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$157,519	$198,076
Employee related liabilities	48,882	30,646
Accrued interest payable	369,376	406,617
Current portion of long-term debt	97,689	92,498
Deferred satellite performance incentives	18,683	15,093
Deferred revenue	53,671	66,586
Other current liabilities	68,823	67,114

Total current liabilities	814,643	876,630
Long-term debt, net of current portion	15,223,010	15,370,653
Deferred satellite performance incentives, net of current portion	128,774	121,917
Deferred revenue, net of current portion	254,636	320,207
Deferred income taxes	548,719	486,158
Accrued retirement benefits	239,873	238,015
Other long-term liabilities	335,159	390,034
Redeemable noncontrolling interest	8,884	17,067
Commitments and contingencies (Note 12)
Shareholder’s deficit:
Ordinary shares, $1.00 par value, 100,000,000 shares authorized and 5,000,000 shares issued and outstanding at December 31, 2009 and June 30, 2010	5,000	5,000
Paid-in capital	1,520,616	1,524,131
Accumulated deficit	(1,667,998)	(1,953,625)
Accumulated other comprehensive loss	(68,381)	(66,270)

Total Intelsat S.A. shareholder’s deficit	(210,763)	(490,764)
Noncontrolling interest	—	1,877

Total liabilities and shareholder’s deficit	$17,342,935	$17,331,794

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Revenue	$642,484	$635,286	$1,274,331	$1,256,426
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	107,286	100,531	210,806	197,888
Selling, general and administrative	70,126	53,461	116,635	98,580
Depreciation and amortization	200,159	201,189	411,088	397,996
Impairment of asset value	—	104,088	499,100	110,625
(Gains) losses on derivative financial instruments	(52,079)	40,775	(44,123)	70,642

Total operating expenses	325,492	500,044	1,193,506	875,731

Income from operations	316,992	135,242	80,825	380,695
Interest expense, net	339,612	349,662	690,333	689,487
Loss on early extinguishment of debt	—	—	(14,876)	—
Other income, net	5,267	1,571	6,199	4,344

Loss before income taxes	(17,353)	(212,849)	(618,185)	(304,448)
Provision for (benefit from) income taxes	15,395	(30,937)	(27,851)	(19,108)

Net loss	(32,748)	(181,912)	(590,334)	(285,340)
Net (income) loss attributable to noncontrolling interest	8	1,266	(52)	2,076

Net loss attributable to Intelsat S.A.	$(32,740)	$(180,646)	$(590,386)	$(283,264)

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Cash flows from operating activities:
Net loss	$(590,334)	$(285,340)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	411,088	397,996
Impairment of asset value	499,100	110,625
Provision for doubtful accounts	(118)	3,291
Foreign currency transaction (gain) loss	(2,819)	366
Loss on disposal of assets	2,558	288
Share-based compensation expense	21,036	(5,301)
Deferred income taxes	(44,560)	(41,108)
Amortization of discount, premium, issuance costs and other non-cash items	61,875	48,678
Interest paid-in-kind	148,675	146,288
Loss on early extinguishment of debt	14,496	—
Share in gain of unconsolidated affiliates	(259)	(249)
Gain on sale of investment	—	(1,261)
Unrealized (gains) losses on derivative financial instruments	(78,312)	25,453
Other non-cash items	190	1,735
Changes in operating assets and liabilities:
Receivables	(15,573)	(13,528)
Prepaid expenses and other assets	9,496	(81,109)
Accounts payable and accrued liabilities	(56,775)	10,019
Deferred revenue	20,530	78,487
Accrued retirement benefits	2,151	(1,859)
Other long-term liabilities	(6,267)	(345)

Net cash provided by operating activities	396,178	393,126

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(283,403)	(437,524)
Proceeds from sale of other property and equipment	678	—
Proceeds from sale of investment	—	28,594
Capital contributions to unconsolidated affiliates	(6,105)	(6,105)
Other investing activities	3,706	7,360

Net cash used in investing activities	(285,124)	(407,675)

Cash flows from financing activities:
Repayments of long-term debt	(399,203)	(51,249)
Repayment of loan proceeds received from Intelsat Holdings	(34,000)	—
Proceeds from issuance of long-term debt	400,365	23,462
Capital Contribution from parent	—	18,000
Debt issuance costs	(7,331)	(15,370)
Noncontrolling interest in New Dawn	—	1,031
Principal payments on deferred satellite performance incentives	(15,015)	(8,876)
Principal payments on capital lease obligations	(1,671)	(191)

Net cash used in financing activities	(56,855)	(33,193)

Effect of exchange rate changes on cash and cash equivalents	2,819	(366)

Net change in cash and cash equivalents	57,018	(48,108)
Cash and cash equivalents, beginning of period	470,211	477,571

Cash and cash equivalents, end of period	$527,229	$429,463

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$523,682	$460,086
Income taxes paid	15,791	19,877
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$48,868	$106,862

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2010

Note 1    General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. and its subsidiaries (“Intelsat,” “we,” “us” or “our”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC” or the “Codification”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year. The condensed consolidated balance sheet as of December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 on file with the Securities and Exchange Commission.

On December 15, 2009, Intelsat, Ltd. and certain of its parent holding companies and subsidiaries migrated their jurisdiction of organization from Bermuda to Luxembourg (the “Migration”). As a result of the Migration, our headquarters are located in Luxembourg. Each company that migrated has continued its corporate and legal personality in Luxembourg. Subsequent to the Migration, Intelsat Global, Ltd. is known as Intelsat Global S.A. (“Intelsat Global”), Intelsat Global Subsidiary, Ltd. is known as Intelsat Global Subsidiary S.A., Intelsat Holdings, Ltd. is known as Intelsat Holdings S.A. (“Intelsat Holdings”), Intelsat, Ltd. is known as Intelsat S.A., Intelsat (Bermuda), Ltd. is known as Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), Intelsat Jackson Holdings, Ltd. is known as Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Intermediate Holding Company, Ltd. is known as Intelsat Intermediate Holding Company S.A. (“Intermediate Holdco”) and Intelsat Subsidiary Holding Company, Ltd. is known as Intelsat Subsidiary Holding Company S.A. (“Intelsat Sub Holdco”).

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these condensed consolidated financial statements and accompanying notes. Examples of estimates include the allowance for doubtful accounts, pension and postretirement benefits, the fair value of our derivative instruments, the fair value of the redeemable noncontrolling interest, the fair value of share-based and other compensation awards, income taxes, useful lives of satellites, intangible assets and other property and equipment, the recoverability of goodwill and the fair value of non-amortizable intangible assets. Changes in such estimates may affect amounts reported in future periods.

Recently Adopted Accounting Pronouncements

During the third quarter of 2009, the FASB issued Accounting Standards Update 2009-13 (EITF 08-1), Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASC Subtopic 605-25, Revenue Recognition-Multiple-Element-Arrangements (“ASC Subtopic 605-25”), sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

Historically, we have entered into contracts with customers to deliver multiple services such as tracking, telemetry and control (“TT&C”), satellite capacity and equipment. These elements usually have separate delivery dates. Under the previous guidance, in certain situations we deferred the revenue of all deliverables until the undelivered item had been provided because we were unable to demonstrate vendor-specific objective evidence (“VSOE”) or third-party evidence (“TPE”) for the undelivered items, primarily capacity. The arrangements with multiple deliverables are not common and are non-standard; therefore, they do not constitute a significant portion of the contracts entered into during a given year.

ASU 2009-13 amends ASC Subtopic 605-25 to eliminate the requirement that all undelivered elements must have VSOE or TPE before an entity can recognize the portion that is attributable to items already delivered. In the absence of VSOE or TPE of the stand-alone selling price for one or more delivered or undelivered elements in the arrangement, entities will be required to make a best estimate of the selling prices of those elements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted.

We elected to early adopt ASU 2009-13 on a prospective basis, effective for the first quarter of 2010. The adoption of ASU 2009-13 did not have a material impact on our condensed consolidated statements of operations for the three and six months ended June 30, 2010 and is not expected to significantly impact future periods.

Note 2    Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC 820”), defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

The following tables present assets and liabilities measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 8—Long-Term Debt):

		Fair Value Measurements at December 31, 2009
Description	As of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities (1)	$34,303	$34,303	$—	$—
Undesignated interest rate swaps	15,662	—	15,662	—

Total assets	$49,965	$34,303	$15,662	$—

Liabilities
Undesignated interest rate swaps	$115,512	$—	$115,512	$—
Embedded derivative	14,600	—	—	14,600
Redeemable noncontrolling interest (2)	8,884	—	—	8,884

Total liabilities	$138,996	$—	$115,512	$23,484

		Fair Value Measurements at June 30, 2010
Description	As of June 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities (1)	$5,354	$5,354	$—	$—
Undesignated interest rate swaps	33,134	—	33,134	—

Total assets	$38,488	$5,354	$33,134	$—

Liabilities
Undesignated interest rate swaps	$160,086	$—	$160,086	$—
Embedded derivative	11,781	—	—	11,781
Redeemable noncontrolling interest (2)	17,067	—	—	17,067

Total liabilities	$188,934	$—	$160,086	$28,848

(1)	The cost basis of our available-for-sale marketable securities was $34.0 million at December 31, 2009 and $6.4 million at June 30, 2010.

(2)	Redeemable noncontrolling interest is classified as mezzanine equity in the accompanying condensed consolidated balance sheets.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

The following tables present the activity for those items measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in FASB ASC 820 (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Redeemable Noncontrolling Interest	Embedded Derivative	Total
Balance at December 31, 2008	$4,500	$—	$4,500
Purchases, issuances and settlements	—	36,040	36,040
Mark to market valuation adjustment	4,754	(21,440)	(16,686)
Net loss attributable to noncontrolling interest	(370)	—	(370)

Balance at December 31, 2009	$8,884	$14,600	$23,484

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Redeemable Noncontrolling Interest	Embedded Derivative	Total
Balance at December 31, 2009	$8,884	$14,600	$23,484
Contributions	610	—	610
Mark to market valuation adjustment	7,916	(4,120)	3,796
Net loss attributable to noncontrolling interest	(806)	—	(806)

Balance at March 31, 2010	16,604	10,480	27,084

Contributions	421	—	421
Mark to market valuation adjustment	1,268	1,301	2,569
Net loss attributable to noncontrolling interest	(1,226)	—	(1,226)

Balance at June 30, 2010	$17,067	$11,781	$28,848

In accordance with the FASB ASC 480, Distinguishing Liabilities from Equity, regarding the classification and measurement of redeemable securities, we mark to market the fair value of the noncontrolling interest in our joint venture investment in New Dawn Satellite Company, Ltd. (“New Dawn”), at each reporting period. We performed a fair value analysis of the noncontrolling interest related to our 74.9% indirect ownership interest in New Dawn as of June 30, 2010, and this resulted in an increase in the noncontrolling interest of $9.2 million during the six months ended June 30, 2010.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, such items are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances, such as if there is evidence of impairment.

The following table presents assets measured and recorded on a nonrecurring basis at fair value in our condensed consolidated balance sheets and their level within the fair value hierarchy (in thousands):

Description	As of June 30, 2010	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Losses
Long lived asset held and used	$35,000	$35,000	$104,100

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

The fair value measurement of this long-lived asset was considered by us to be within Level 3 of the fair value hierarchy as the most significant inputs were derived utilizing our internally prepared budgets and forecast information, which we believe a market participant would use in pricing such an asset. The estimated fair value was determined based on a probability weighted discounted cash flow analysis and was discounted at an appropriate weighted average cost of capital. During the three months ended June 30, 2010, this long-lived asset was written down to a fair value of $35.0 million from its carrying value of $139.1 million, and in accordance with the FASB ASC Topic 360, Property, Plant and Equipment (“FASB ASC 360”), regarding the impairment or disposal of long-lived assets, we recorded an impairment charge of $104.1 million, which was included in our condensed consolidated statements of operations for the three and six months ended June 30, 2010 (see Note 5—Satellites and Other Property and Equipment).

Note 3    Share-Based and Other Compensation Plans

We maintain a variety of equity-based awards issued under the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Incentive Plan”), which was adopted by the board of directors of Intelsat Global on May 6, 2009. The 2008 Incentive Plan provides for a variety of equity-based awards with respect to Class A common shares of Intelsat Global (the “Class A Shares”) and Class B common shares of Intelsat Global (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), including non-qualified share options, incentive share options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted share awards, restricted share unit awards, share appreciation rights, phantom share awards and performance-based awards.

During the six months ended June 30, 2010, Intelsat Global entered into share-based compensation arrangements (“SCAs”) permitting the purchase of 6,000 Class A shares on terms substantially similar to previous such grants. During the six months ended June 30, 2010, Intelsat Global also cancelled 9,197 Class A rollover options and repurchased 5,075 Class A restricted shares and 8,624 vested Class B Shares. We recorded compensation expense of $15.4 million during the six months ended June 30, 2009, and a credit to compensation expense of $5.3 million during the six months ended June 30, 2010, related to our equity-based awards.

Note 4    Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Recent market conditions have resulted in an unusually high degree of volatility and increased risks related to the short-term liquidity of certain investments held by our defined benefit retirement plan, which could impact the value of the plan assets after the date of these condensed consolidated financial statements. Additionally, any significant decline in the fair value of our defined benefit retirement plan assets could affect its funded status. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

market conditions in effect when we completed our annual valuation. During the six months ended June 30, 2010, we made a contribution to the defined benefit retirement plan of $4.8 million. We anticipate that we will make additional contributions of up to approximately $4.8 million to the defined benefit retirement plan during the remainder of 2010. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2010 will be approximately $4.0 million.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Healthcare Reform Act”), was signed into law in March 2010. The Healthcare Reform Act codifies health care reforms with staggered effective dates from 2010 to 2018 with many provisions in the Healthcare Reform Act requiring the issuance of additional guidance from various governmental agencies. We assessed the future impact of several of the Healthcare Reform Act’s provisions on our other postretirement benefit liability and determined that as of June 30, 2010, the impact to our condensed consolidated balance sheets and condensed consolidated statements of operations would be immaterial. Given the complexity of the Healthcare Reform Act, the extended time period over which the reforms will be implemented, and the unknown impact of future regulatory guidance, further financial impact to our other postretirement benefit liability and related future expense may occur.

Included in accumulated other comprehensive loss at June 30, 2010 is $105.9 million ($66.9 million, net of tax) that has not yet been recognized in net periodic pension cost, which includes the amortization of unrecognized prior service credits and unrecognized actuarial losses.

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Service cost	$694	$726	$1,388	$1,452
Interest cost	5,176	5,221	10,352	10,442
Expected return on plan assets	(5,143)	(4,855)	(10,286)	(9,710)
Amortization of unrecognized prior service cost	(43)	(43)	(86)	(86)
Amortization of unrecognized net loss	—	910	—	1,820

Net periodic costs	$684	$1,959	$1,368	$3,918

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Service cost	$195	$138	$390	$276
Interest cost	1,202	1,232	2,404	2,464

Total costs	$1,397	$1,370	$2,794	$2,740

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

(b) Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $4.0 million and $3.7 million during the six months ended June 30, 2009 and 2010, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 5    Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, Net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2009	As of June 30, 2010
Satellites and launch vehicles	$6,384,964	$6,708,474
Information systems and ground segment	377,237	401,807
Buildings and other	273,518	276,397

Total cost	7,035,719	7,386,678
Less: accumulated depreciation	(1,253,764)	(1,568,259)

Total	$5,781,955	$5,818,419

Satellites and other property and equipment are stated at cost, with the exception of satellites that have been impaired, as discussed below. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net included construction-in-progress of $1.1 billion as of both December 31, 2009 and June 30, 2010. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $31.0 million and $43.9 million were capitalized during the six months ended June 30, 2009 and 2010, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts provides that such contract may be terminated at our option, subject to payment of a termination fee that increases in magnitude as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Satellite Launch

On February 12, 2010, we successfully launched our IS-16 satellite into orbit. This satellite operates at 58º west longitude and serves programmers, government and corporate broadband customers in Latin America. This satellite entered into service in March 2010.

(c) Impairment of Asset Value

On February 1, 2010 our IS-4 satellite experienced an anomaly of its backup satellite control processor (“SCP”). The anomaly has caused this satellite to be deemed unrecoverable, resulting in a net non-cash

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

impairment charge in February 2010 of $6.5 million to write off the remaining carrying value of the IS-4 satellite, which was not insured, and related deferred performance incentive obligations. Launched in 1995, IS-4 was expected to reach its end of service life later in 2010. IS-4 had previously experienced the failure of its primary SCP and was operating on its backup SCP.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation (“Orbital”). Along with the manufacturer, we are conducting a technical investigation with respect to this anomaly. As of June 30, 2010, a final conclusion had not been reached as to the most likely cause of the anomaly. All recovery attempts thus far have been unsuccessful, and the likelihood that future attempts will be successful is uncertain. Furthermore, because we have been unable to communicate with the satellite since the anomaly, the exact health of Galaxy 15 is unknown and therefore there can be no assurance that the satellite can return to its pre-anomaly role in our satellite fleet should it be recovered.

In accordance with our policy and the guidance provided for under FASB ASC Topic 360, Property, Plant and Equipment, we review our long-lived assets for impairment whenever events and circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The recoverability of an asset or asset group held and used is measured by a comparison of the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. When a satellite experiences an anomaly or other health related issues, we believe the lowest level of identifiable cash flows exists at the individual satellite level. Accordingly, in the second quarter of 2010, we performed an impairment review of our Galaxy 15 satellite and recorded a non-cash impairment charge of $104.1 million to write down the Galaxy 15 satellite to its estimated fair value following the anomaly. The estimated fair value of Galaxy 15 was determined by us based on a probability-weighted cash flow analysis derived primarily using our internally prepared budgets and forecast information including estimates of the potential revenue generating capacity of the satellite, if recovered, discounted at an appropriate weighted average cost of capital. Our analysis included an estimate of the likelihood of recovery of the satellite, based in part on discussions with Orbital and input from our engineers. In the event that remaining attempts to recover the Galaxy 15 satellite are unsuccessful, we may be required to take additional charges for impairment, including the possible full impairment of the remaining $35.0 million carrying value of the satellite. All future attempts are expected to be completed during the second half of 2010.

Note 6    Investments

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). Subsequent to the issuance of the accounting pronouncement, SFAS No. 167 was incorporated into the Codification under FASB ASC Topic 810, Consolidations (“FASB ASC 810”). FASB ASC 810 is intended to revise the previous methodology used to determine the primary beneficiary of a Variable Interest Entity (“VIE”). Historically, the analysis was primarily quantitative and contained certain considerations of qualitative factors. FASB ASC 810 eliminates the quantitative approach for determining the primary beneficiary of a VIE and revises the guidance to employ a more qualitative approach to analyzing a VIE, including consideration of the substance of the VIE as well as assessing the underlying factors driving the economics of the VIE. Additionally, the revised guidance requires an ongoing assessment of whether an entity is the primary beneficiary and includes additional disclosure requirements, which are included below, including further description and explanation as to how an entity determined the primary beneficiary of the VIE. Under FASB ASC 810, the primary beneficiary is the entity that consolidates a VIE. We adopted FASB ASC 810 in the first quarter of 2010.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

During 2009 and 2010 we had ownership interests in a number of entities which met the criteria of a VIE, including WildBlue Communications Inc. (“WildBlue”), Horizons-1, Horizons-2, New Dawn and WP Com, as defined below. We had a noncontrolling ownership interest of approximately 28% in WildBlue in 2009 and accordingly did not consolidate WildBlue in accordance with FASB ASC 810. We have a greater than 50% controlling ownership and voting interest in New Dawn and therefore consolidate the New Dawn joint venture. Horizons-1 and Horizons-2, as well as WP Com, are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC 810.

(a) WildBlue Communications, Inc.

Prior to December 15, 2009, we had a noncontrolling ownership interest of approximately 28% in WildBlue, a company offering broadband Internet access services in the continental United States via Ka-band satellite capacity. We accounted for our investment using the equity method of accounting. On December 15, 2009, we sold our ownership interest in WildBlue to Viasat Inc. through a non-cash transaction whereby we exchanged our interest in WildBlue for shares of Viasat Inc. common stock. During the first quarter of 2010, we sold all of our shares of Viasat Inc. common stock for $28.6 million, and recorded a $1.3 million gain on the sale within our condensed consolidated statement of operations during the six months ended June 30, 2010.

(b) Horizons-1 and Horizons-2

As a result of our acquisition of PanAmSat Holding Corporation and its subsidiaries on July 3, 2006 and related transactions (the “PanAmSat Acquisition Transactions”), we have a joint venture with JSAT International, Inc. (“JSAT”), a leading satellite operator in the Asia-Pacific region. The joint venture is named Horizons Satellite Holdings, LLC (“Horizons Holdings”), and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). We provide certain services to the joint venture and utilize capacity from the joint venture.

In accordance with the guidance provided under FASB ASC 810, we are required to reassess the primary beneficiary determination of Horizons Holdings on a recurring basis, as well as consider more qualitative factors when considering the primary beneficiary. Upon inception of the joint venture, we originally concluded that we were not the primary beneficiary of the joint venture and therefore did not consolidate Horizons Holdings. The assessment considered both quantitative and qualitative factors surrounding the joint venture, including which entity was more exposed to risk of loss or gain as well as other factors such as whether one partner of the joint venture had more voting power or other control of the joint venture. Horizons Holdings is set up with a joint 50/50 share of management authority as well as an equal share of the profits and revenues from Horizons-1 and Horizons-2. Therefore the equal share of quantitative and qualitative rights from the joint venture alone was not persuasive in defining a primary beneficiary. However, JSAT guarantees the payment of the debt at Horizons Holdings which was incurred to finance the construction of the Horizons-2 satellite. As a result, it was determined that we were not the primary beneficiary and would not consolidate Horizons Holdings. Rather, our investment is accounted for using the equity method of accounting. Subsequent to inception, and considering the guidance in FASB ASC 810, there have been no events or revisions to the joint venture which would change our primary beneficiary determination. As of June 30, 2010, we continue to believe that we are not the primary beneficiary of the VIE and therefore we have not consolidated Horizons Holdings.

Horizons-1 owns and operates the Ku-band portion of the Horizons-1 satellite in the fixed satellite services sector, offering service to customers in the Asia-Pacific region. Through our investment in Horizons Holdings,

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

we have an indirect 50% ownership interest in Horizons-1, an investment which is accounted for under the equity method of accounting. Our share of the results of Horizons-1 is included in other income, net in the accompanying condensed consolidated statements of operations and was income of $0.09 million and $0.08 million for the six months ended June 30, 2009 and 2010, respectively. The investment balance of $12.6 million and $11.2 million as of December 31, 2009 and June 30, 2010, respectively, was included within other assets in the accompanying condensed consolidated balance sheets.

During the six months ended June 30, 2009 and 2010, we recorded expenses of $1.9 million and $1.8 million, respectively, in relation to the utilization of Ku-band satellite capacity from Horizons-1. Additionally, we provide TT&C and administrative services for the Horizons-1 satellite. We recorded revenue for these services of $0.3 million during each of the six months ended June 30, 2009 and 2010.

We also have a revenue share agreement with JSAT related to services sold on the Horizons-1 satellite. We are responsible for the billing and collecting for all such services sold, but recognize revenue on a net basis. The payable due to JSAT was $1.8 million and $1.3 million as of December 31, 2009 and June 30, 2010, respectively.

On August 1, 2005, Intelsat Corporation (“Intelsat Corp”), our indirect wholly-owned subsidiary, formed a second satellite joint investment with JSAT to build and launch a Ku-band satellite, Horizons–2. The Horizons-2 satellite was launched in December 2007 and placed into service in February 2008. Similar to the Horizons-1 joint venture, we share an indirect 50/50 ownership and voting interest in Horizons-2 with JSAT through our investment in Horizons Holdings. However, unlike Horizons-1, JSAT guarantees the payment of debt for the Horizons-2 joint venture.

The total future joint investment in Horizons-2 is estimated to be $113.5 million as of June 30, 2010, of which each of the joint venture partners is required to fund their 50% share. Our share of the results of Horizons-2 is included in other income, net in the accompanying condensed consolidated statements of operations and was income of $0.2 million during each of the six months ended June 30, 2009 and 2010. As of December 31, 2009 and June 30, 2010, the investment balance of $75.3 million and $73.1 million, respectively, was included within other assets in the accompanying condensed consolidated balance sheets.

In connection with our investment in Horizons-2, we entered into a capital contribution and subscription agreement in August 2005, which requires us to fund our 50% share of the amounts due under Horizons-2’s loan agreement with a third-party lender. Pursuant to this agreement, we made contributions of $6.1 million during each of the six months ended June 30, 2009 and 2010. We have entered into a security and pledge agreement with a third-party lender and, pursuant to this agreement, granted a security interest in our contribution obligation to the lender. Therefore, we have recorded this obligation as an indirect guarantee. We recorded a liability of $12.2 million within accrued liabilities as of December 31, 2009 and June 30, 2010, and a liability of $48.8 million and $42.7 million within other long-term liabilities as of December 31, 2009 and June 30, 2010, respectively, in the accompanying condensed consolidated balance sheets.

We provide TT&C and administrative services for the Horizons-2 satellite. We recorded revenue for these services of $0.4 million during each of the six months ended June 30, 2009 and 2010. During the six months ended June 30, 2009 and 2010, we recorded expenses of $3.6 million and $3.4 million, respectively, in relation to the utilization of satellite capacity for the Horizons-2 satellite.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

We also have a revenue share agreement with JSAT related to services sold on the Horizons-2 satellite. We are responsible for the billing and collecting for all such services sold, but recognize revenue on a net basis. The amount payable to JSAT was $1.8 million and $1.5 million as of December 31, 2009 and June 30, 2010, respectively.

(c) New Dawn

In June 2008, we entered into a project and shareholders’ agreement (the “New Dawn Project Agreement”) with Convergence SPV, Ltd. (“Convergence Partners”) pursuant to which New Dawn, a Mauritius company in which we have a 74.9% indirect ownership interest and Convergence Partners has a 25.1% noncontrolling ownership interest, intends to procure and launch a new satellite to provide satellite transponder services to customers in Africa. We currently expect the satellite to be launched during the first quarter of 2011.

New Dawn entered into a secured loan financing arrangement, which is non-recourse to New Dawn’s shareholders, including us and our wholly-owned subsidiaries, beyond the shareholders’ scheduled capital contributions, on December 5, 2008 to obtain $215.0 million of financing to fund a portion of the cost of construction and launch of the new satellite (see Note 8—Long-Term Debt). In addition, we and Convergence Partners have agreed to make certain capital contributions to New Dawn in proportion to our respective ownership interests in New Dawn to fund a portion of these costs. Total equity contributions to New Dawn during the six months ended June 30, 2010 were $4.1 million, of which $3.1 million were attributable to us with the remaining $1.0 million contributed by Convergence Partners. New Dawn and its subsidiaries are unrestricted subsidiaries for purposes of applicable indentures and credit agreements of ours and our wholly-owned subsidiaries.

We have agreed to provide sales and marketing services, engineering and administrative support services, and have agreed to perform satellite-related consulting and technical services for New Dawn. The services include the provision of program management services with respect to the satellite and launch vehicle construction programs as well as TT&C services for the new satellite. In addition, for a fee of $15.0 million together with assumption of continuing payment obligations, we assigned New Dawn a launch service contract to provide for the launch of the Intelsat New Dawn satellite.

Convergence Partners has at its option the ability to require us to buy its ownership interest at fair value subsequent to the operations of New Dawn’s assets for a period as defined in the New Dawn Project Agreement. As a result of this option, as of each balance sheet date, we have reflected within mezzanine equity the estimated amount that we would pay to Convergence Partners as if the option was exercised. This amount reflects the fair value analysis we performed at June 30, 2010, which resulted in a $9.2 million increase in the fair value during the six months ended June 30, 2010. The $9.2 million change in fair value is shown as a reduction in our paid-in capital at June 30, 2010. We have assessed the significance of the Level 3 inputs to the overall valuation and have concluded that the valuation in its entirety is classified in Level 3 of the fair value hierarchy (see Note 2—Fair Value Measurements).

We consolidated New Dawn within our condensed consolidated financial statements, net of eliminating entries. Additionally, we accounted for the percentage interest in New Dawn owned by Convergence Partners as a noncontrolling interest. We recorded the transaction in accordance with the guidance provided under the Distinguishing Liabilities from Equity topic of the Codification specifically related to the classification and measurement of redeemable securities.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

(d) WP Com

We have formed a joint venture with Corporativo W. Com S. de R.L. de C.V. (“Corporativo”) named WP Com, S. de R.L. de C.V. (“WP Com”). We own 49% of the voting equity shares and 88% of the economic interest in WP Com and Corporativo owns the remaining 51% of the voting equity shares. PanAmSat de Mexico, S. de R.L. de C.V. (“PAS de Mexico”) is a subsidiary of WP Com, 99.9% of which is owned by WP Com, with the remainder of the equity interest split between us and Corporativo. We formed WP Com to enable us to operate in Mexico, and PAS de Mexico acts as a reseller of our satellite services to customers in Mexico. Profits and losses of WP Com are allocated to the joint venture partners based upon the voting equity shares.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810. In accordance with FASB ASC 810, we evaluated this joint venture to determine the primary beneficiary. We have concluded that we are the primary beneficiary because we influence the underlying business drivers of PAS de Mexico, including by acting as the sole provider for satellite services that PAS de Mexico resells. Furthermore, we have modified our pricing for these services to ensure that PAS de Mexico continues to operate in the Mexican market. Corporativo does not fund any of the operating expenses of PAS de Mexico. Thus, we have consolidated WP Com within our condensed consolidated financial statements and we have accounted for the percentage interest in the voting equity of WP Com owned by Corporativo as a noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet in accordance with FASB ASC 810.

Note 7    Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2009	As of June 30, 2010
Goodwill	$6,780,827	$6,780,827
Trade name	70,400	70,400
Orbital locations	2,387,700	2,387,700

We determine the estimated fair value of our rights to operate at orbital locations using the build up method, as described below, to determine the cash flows for the income approach, with the resulting projected cash flows discounted at an appropriate weighted average cost of capital. In instances where the build up method does not generate positive value for the right to operate at an orbital location, but the right is expected to generate revenue, we assigned a value based upon independent source data for recent transactions of similar orbital locations.

Under the build up method, the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location within our network is calculated by first estimating the cash flows that typical market participants would assume could be available from the right to operate satellites using the orbital locations in a similar market. It is assumed that rather than acquiring such a business, the buyer would hypothetically start with the right to operate at the orbital locations and build a new operation with similar attributes. Thus the buyer or builder is considered to incur the start-up costs and losses typically associated with such a business, including costs for all other tangible and intangible assets.

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other (“FASB ASC 350”), and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. During the six months ended June 30, 2009, we recognized a non-cash impairment charge of $499.1 million related to the impairment of our rights to operate at orbital locations resulting from an increase in the discount rate used in our valuation process. There was no similar impairment charge recognized during the six months ended June 30, 2010.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2009			As of June 30, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(270,905)	$472,855	$743,760	$(323,680)	$420,080
Customer relationships	534,030	(28,366)	505,664	534,030	(40,691)	493,339
Technology	2,700	(2,620)	80	2,700	(2,660)	40

Total	$1,280,490	$(301,891)	$978,599	$1,280,490	$(367,031)	$913,459

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $73.0 million and $65.1 million for the six months ended June 30, 2009 and 2010, respectively.

In the first quarter of 2009, the FASB revised FASB ASC 350 to provide additional guidance for determining the useful life of intangible assets. The revised guidance provides that we are required to disclose on an interim and annual basis our policy related to the renewal or extension of the term of our intangible assets. Our policy is to expense all costs incurred to renew or extend the terms of our intangible assets. The renewal expenses for each of the three and six months ended June 30, 2009 and 2010 were immaterial to our condensed consolidated results of operations.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

Note 8    Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2009		As of June 30, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat S.A.:
6.5% Senior Notes due November 2013	$353,550	$328,802	$353,550	$332,337
Unamortized discount on 6.5% Senior Notes	(92,653)	—	(83,506)	—
7.625% Senior Notes due April 2012	485,841	478,553	485,841	490,699
Unamortized discount on 7.625% Senior Notes	(71,932)	—	(58,358)	—

Total Intelsat S.A. obligations	674,806	807,355	697,527	823,036

Intelsat Luxembourg:
11.25% Senior Notes due February 2017	2,805,000	2,812,013	2,805,000	2,836,696
11.5% / 12.5% Senior PIK Election Notes due February 2017	2,149,991	2,106,991	2,284,365	2,275,913

Total Intelsat Luxembourg obligations	4,954,991	4,919,004	5,089,365	5,112,609

Intelsat Jackson:
11.25% Senior Notes due June 2016	1,048,220	1,132,078	1,048,220	1,122,958
Unamortized premium on 11.25% Senior Notes	5,619	—	5,313	—
11.5% Senior Notes due June 2016	284,595	306,651	284,595	303,464
9.5% Senior Notes due June 2016	701,913	751,047	701,913	739,676
9.25% Senior Notes due June 2016	55,035	55,794	55,035	58,062
Senior Unsecured Credit Facilities due February 2014	195,152	176,515	195,152	179,345
New Senior Unsecured Credit Facilities due February 2014	810,876	733,437	810,876	745,195
8.5% Senior Notes due November 2019	500,000	513,750	500,000	504,400
Unamortized discount on 8.5% Senior Notes	(4,119)	—	(3,984)	—

Total Intelsat Jackson obligations	3,597,291	3,669,272	3,597,120	3,653,100

Intermediate Holdco:
9.25% Senior Discount Notes due February 2015	4,516	4,640	4,545	4,642
9.5% Senior Discount Notes due February 2015	477,385	490,513	481,020	491,266

Total Intermediate Holdco obligations	481,901	495,153	485,565	495,908

Intelsat Sub Holdco:
8.5% Senior Notes due January 2013	883,346	901,013	883,346	893,328
8.875% Senior Notes due January 2015	681,012	703,145	681,012	688,708
Senior Secured Credit Facilities due July 2013	334,408	317,420	332,684	408,520
8.875% Senior Notes due January 2015, Series B	400,000	413,000	400,000	312,556
Unamortized discount on 8.875% Senior Notes	(73,759)	—	(68,598)	—
Capital lease obligations	191	191	—	—
7% Note payable to Lockheed Martin Corporation	5,000	5,000	—	—

Total Intelsat Sub Holdco obligations	2,230,198	2,339,769	2,228,444	2,303,112

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

	As of December 31, 2009		As of June 30, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
New Dawn:
Senior Secured Debt Facility	72,652	72,652	81,580	81,580
Mezzanine Facility Term Loan	42,137	42,137	59,887	59,887

New Dawn obligations	114,789	114,789	141,467	141,467

Intelsat Corp:
Senior Secured Credit Facilities due January 2014	1,733,391	1,630,427	1,724,456	1,594,432
Unamortized discount on Senior Secured Credit Facilities	(10,785)	—	(9,593)	—
Senior Secured Credit Facilities due July 2012	204,648	195,644	169,057	163,140
9.25% Senior Notes due August 2014	658,119	676,217	658,119	673,782
9.25% Senior Notes due June 2016	580,719	599,592	580,719	610,510
6.875% Senior Secured Debentures due January 2028	125,000	104,688	125,000	101,413
Unamortized discount on 6.875% Senior Secured Debentures	(24,369)	—	(24,095)	—

Total Intelsat Corp obligations	3,266,723	3,206,568	3,223,663	3,143,277

Total Intelsat S.A. consolidated long-term debt	15,320,699	$15,551,910	15,463,151	$15,672,509

Less:
Current portion of capital lease obligations	191		—
Current portion of long-term debt	97,498		92,498

Total current portion	97,689		92,498

Total consolidated long-term debt, excluding current portion	$15,223,010		$15,370,653

The fair value for publicly traded instruments is determined using quoted market prices and, for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2. The fair values of the New Dawn obligations and the note payable to Lockheed Martin Corporation approximate their respective book values.

New Dawn Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement that consists of a senior and mezzanine term loan facilities. The credit facilities are non-recourse to New Dawn’s shareholders, including us and our wholly-owned subsidiaries, beyond the shareholders’ scheduled capital contributions. During the six months ended June 30, 2010, New Dawn drew $23.5 million under this facility to fund future capital expenditures. The senior facility provides for a commitment of up to $125.0 million. The interest rate on term loans under the senior facility is the aggregate of the London Inter-Bank Offered Rate (“LIBOR”) plus an applicable margin between 3.0% and 4.0% and certain costs, if incurred. The mezzanine facility provides for a commitment of up to $90.0 million. The interest rate on term loans under the mezzanine facility is the aggregate

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

of LIBOR plus an applicable margin between 5.3% and 6.3% and certain costs, if incurred. New Dawn is required to pay a commitment fee at a rate per annum of 1/2% on any unused commitments under the credit facilities. During the six months ended June 30, 2010, New Dawn incurred satellite related capital expenditures of $33.5 million.

Senior Secured Revolving Credit Facilities

No amounts were outstanding under our revolving credit facilities as of June 30, 2010; however, we had aggregate outstanding letters of credit of $31.7 million under the revolver portion of Intelsat Sub Holdco’s senior secured credit facilities and $1.7 million under the revolver portion of Intelsat Corp’s senior secured credit facilities. Intelsat Sub Holdco and Intelsat Corp had $239.1 million (net of standby letters of credit) and $152.5 million (net of standby letters of credit), respectively, of availability remaining under their senior secured credit facilities at that date. The ability of Intelsat Sub Holdco to borrow under its revolving credit facility is subject to compliance by its indirect parent, Intelsat S.A., with a senior secured debt covenant included in the indenture governing Intelsat S.A.’s senior notes (as in effect on July 3, 2006, the date on which the Intelsat Sub Holdco credit agreement was executed). As a result, under certain circumstances, Intelsat Sub Holdco may not be able to borrow up to the full amount of borrowing availability under its revolving credit facility if Intelsat Corp has certain amounts outstanding under its revolving credit facility.

Intelsat S.A. Consent Solicitation

On April 21, 2010, Intelsat S.A. completed a consent solicitation that resulted in the amendment of certain terms of the indenture governing Intelsat S.A.’s 7 5/8% Senior Notes due 2012 and 6 1/2% Senior Notes due 2013. The most significant amendments replaced the limitation on secured debt covenant, which limited secured debt of Intelsat S.A. and its restricted subsidiaries to 15% of their consolidated net tangible assets (subject to certain exceptions), with a new limitation on liens covenant, which generally limits such secured debt to two times the adjusted EBITDA of Intelsat S.A. plus certain general baskets (subject to certain exceptions), and made certain corresponding changes to the sale and leaseback covenant as a result of the addition of the new limitation on liens covenant. As consideration, Intelsat S.A. paid the consenting holders of such notes a consent payment equal to 2% of the outstanding principal amount of notes held by such holders that totaled approximately $15.4 million, which was capitalized and will be amortized over the remaining terms of the notes.

Note 9    Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed rate debt. In order to mitigate this risk, we have entered into interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

As of June 30, 2010, we held interest rate swaps with an aggregate notional amount of $2.3 billion which mature in 2013. These swaps were entered into as further described below to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured and unsecured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

Additionally, at June 30, 2010, New Dawn had two floating to fixed interest rate swaps to hedge future interest payments on loans under New Dawn’s senior and mezzanine term loan facilities. The first interest rate swap has varying notional amounts maturing on July 7, 2011. We receive an interest rate of three-month LIBOR and pay a fixed coupon of 1.55%. Interest payments for each quarterly period are deferred until the maturity date and all the accrued interest will be paid at maturity. The second interest rate swap matures on July 7, 2014, with a notional amount of $65.5 million for mezzanine loans and varying notional amounts for underlying senior loans. We receive an interest rate of three-month LIBOR and pay a fixed coupon of 3.72%. Both these swaps were undesignated as hedges for accounting purposes.

On March 15, 2010, our interest rate basis swap with an aggregate notional principal amount of $312.5 million matured. On March 14, 2010, our five-year interest rate swap to hedge interest expense on a notional amount of $625.0 million (originally $1.25 billion of debt, and reduced under the original terms of the swap agreement) expired.

The counterparties to our interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swaps, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreement. We do not anticipate non-performance by the counterparties.

The swaps are marked-to-market quarterly with any change in fair value recorded within (gains) losses on derivative financial instruments in our condensed consolidated statements of operations. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt. Accordingly, during the six months ended June 30, 2010, we recorded a non-cash credit valuation adjustment of approximately $0.8 million as a reduction to our liability.

As of June 30, 2010, $33.1 million was included in prepaid expenses and other current assets within our condensed consolidated balance sheet related to the interest rate swaps. Additionally, as of December 31, 2009 and June 30, 2010, $11.2 million and $3.3 million was included in other current liabilities, respectively, and $88.6 million and $156.8 million was included in other long-term liabilities, respectively, within our condensed consolidated balance sheets related to the interest rate swaps.

Put Option Embedded Derivative Instrument

We have a contingent put option embedded within the indenture governing Intelsat Sub Holdco’s 8 7/8% Senior Notes due 2015 which meets the criteria under FASB ASC Topic 815, Derivatives and Hedging (“FASB ASC 815”), to be bifurcated from the debt host instrument and classified as a derivative instrument. We estimated the fair value of the embedded derivative on the issuance date and will subsequently revalue the derivative at the end of each reporting period, recognizing any change in fair value through earnings. We use a standard valuation technique whereby the critical assumptions and underlyings include the debt maturity date,

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

issue price, coupon rate, change of control put price, and the estimated date of a change in control. The fair value of the put option embedded derivative as of June 30, 2010 was $11.8 million based on our fair value analysis and $2.8 million of non-cash gain was recorded in (gains) losses on derivative financial instruments within our condensed consolidated statements of operations during the six months ended June 30, 2010.

In accordance with disclosure requirements provided under FASB ASC 815, we include the following tabular presentation, which sets forth the fair value of our derivatives by category (in thousands):

		Asset Derivatives		Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2009	June 30, 2010	December 31, 2009	June 30, 2010
Undesignated interest rate swaps (a)	Prepaid expenses and other current assets	$—	$33,134	$—	$—
Undesignated interest rate swaps (b)	Other long-term liabilities	15,662	—	104,263	156,758
Undesignated interest rate swaps	Other current liabilities	—	—	11,249	3,328
Put option embedded derivative	Other long-term liabilities	—	—	14,600	11,781

Total derivatives		$15,662	$33,134	$130,112	$171,867

(a)	Represents the fair value of options permitting us to terminate certain undesignated interest rate swaps on March 14, 2011, prior to the stated maturity of such swaps (March 14, 2013). On July 23, 2010, we received $31.8 million in cash from our counterparties to the respective interest rate swap agreements in return for the cancellation of our options to terminate the underlying interest rate swaps on March 14, 2011.

(b)	The value of undesignated interest rate swaps on our condensed consolidated balance sheet at December 31, 2009 is net of $15.7 million, which represents the fair value of options permitting us to terminate certain swaps. The fair value of these options is classified as an asset derivative in the table above. As of June 30, 2010, this asset derivative has been classified as current and is included in prepaid expenses and other current assets within our condensed consolidated balance sheets.

The following tabular presentation sets forth the effect of the derivative instruments on the condensed consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Undesignated interest rate swaps	(Gains) losses on derivative financial instruments	$(30,760)	$39,474	$(22,804)	$73,461
Put option embedded derivative	(Gains) losses on derivative financial instruments	(21,319)	1,301	(21,319)	(2,819)

Total unrealized (gains) losses on derivative financial instruments		$(52,079)	$40,775	$(44,123)	$70,642

Note 10    Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies generated a loss for the six months ended June 30, 2010. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future income in the near term, we recorded a full valuation allowance against the net operating losses generated in

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2009 and June 30, 2010, our gross unrecognized tax benefits were $86.9 million and $91.9 million, respectively (including interest and penalties), of which $68.1 million and $68.7 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2009 and June 30, 2010, we had recorded reserves for interest and penalties in the amount of $5.2 million and $6.4 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2009, the change in the balance of unrecognized tax benefits consisted of an increase of $3.6 million related to current period tax positions and an increase of $1.4 million related to prior period tax positions.

We operate in various taxable jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States and the United Kingdom to be our significant tax jurisdictions. Our Luxembourg, U.S. and U.K. subsidiaries are subject to income tax examination for periods beginning after December 31, 2002. During the third quarter of 2008, the United States Internal Revenue Service began an audit of Intelsat Holding Corporation and its subsidiaries for the years ended December 31, 2005 and 2006. We expect the audit for the period under review to be closed in the next twelve months. At this time, none of the proposed adjustments are expected to have a material impact on our results of operations, financial position or cash flows.

We believe it is reasonably possible that in the next twelve months we will recognize a decrease in unrecognized tax benefits of up to $27.2 million related to the expiration of certain statutes of limitations or the conclusion of ongoing audits. Within the next twelve months, we believe that there are no other jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

Prior to August 20, 2004, our subsidiary, Intelsat Corp, joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on, or prior to, the day of the closing of the PanAmSat recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of December 31, 2009 and June 30, 2010, we had a tax indemnification receivable of $2.3 million.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

Note 11    Restructuring Costs

Our restructuring costs include our historical facilities restructuring plans and management-approved restructuring plans to consolidate and integrate the management and operations of Intelsat and PanAmSat subsequent to consummation of the PanAmSat Acquisition Transactions.

We approved a facilities restructuring plan subsequent to the consummation of the PanAmSat Acquisition Transactions, which included the closure of PanAmSat’s former corporate headquarters in Wilton, Connecticut, as well as two other locations in the United States. These costs relate primarily to payments due on existing lease obligations that are expected to be incurred and paid through 2011. PanAmSat also had recorded liabilities in connection with its 2002 approval of a plan to restructure several of its United States locations and close certain facilities, some of which are currently being leased through 2011. The facilities restructuring liability was $2.9 million and $2.0 million as of December 31, 2009 and June 30, 2010, respectively, the current portion of which is included in accounts payable and accrued liabilities, with the remainder in other long-term liabilities in our condensed consolidated balance sheets. We made cash payments of $0.8 million during the six months ended June 30, 2010 in connection with the facilities restructuring plan and we expect to pay $1.9 million within the next 12 months. No additional charges related to the facilities restructuring plan are expected to be incurred.

Note 12    Contingencies

(a) Litigation and Claims

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

(b) LCO Protection

Most of the customer service commitments entered into prior to our privatization were transferred to us pursuant to novation agreements. Certain of these agreements contain provisions, including provisions for lifeline connectivity obligation (“LCO”) protection, which constrain our ability to price services in some circumstances. Our LCO contracts require us to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, we may also be required by an LCO contract to reduce the price for a service commitment covered by the contract. LCO protection may continue until July 18, 2013. As of June 30, 2010, we had approximately $130.4 million of backlog covered by LCO contracts and to date we have not been required to reduce prices for our LCO-protected service commitments. There can be no assurance that we will not be required to reduce prices in the future under our LCO commitments.

(c) Launch Service Providers

One of our launch service providers, Sea Launch Company L.L.C. (“Sea Launch”), with which we have contracted for the future launch of one satellite, and have options for the launch of four additional satellites, has filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. As of June 30, 2010, we had approximately $43 million outstanding of payments made to Sea Launch relating to satellite launches that Sea Launch is still required to provide us. While Sea Launch is continuing to operate as a debtor-in-possession, there can be no assurance that Sea Launch will honor its contractual obligations to us, or do so without charging us significant additional amounts beyond what is provided for in our current agreements. In addition, should we try

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

to procure alternative launch services for the satellites involved, there can be no assurance that we will not incur significant delays and significant additional expenses as a result. In July 2010, the applicable bankruptcy court approved Sea Launch’s reorganization plan, and it is currently expected that Sea Launch will emerge from Chapter 11 proceedings in the second half of 2010.

Note 13    Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services in frequencies not available on our network. Under the category off-network and other revenues, we also include revenues from consulting and other services that we provide to other satellite operators.

The geographic distribution of our revenue was as follows:

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010
North America	44%	45%
Europe	17%	16%
Africa and Middle East	17%	18%
Latin America and Caribbean	12%	14%
Asia Pacific	10%	7%

Approximately 4% of our revenue was derived from our largest customer during each of the three months ended June 30, 2009 and 2010. Our ten largest customers accounted for approximately 23% and 21% of our revenue for the three months ended June 30, 2009 and 2010, respectively.

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
North America	47%	46%
Europe	16%	16%
Africa and Middle East	17%	18%
Latin America and Caribbean	11%	13%
Asia Pacific	9%	7%

Approximately 4% of our revenue was derived from our largest customer during each of the six months ended June 30, 2009 and 2010. Our ten largest customers accounted for approximately 20% and 21% of our revenue for the six months ended June 30, 2009 and 2010, respectively.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended June 30, 2009		Three Months Ended June 30, 2010		Six Months Ended June 30, 2009		Six Months Ended June 30, 2010
On-Network Revenues
Transponder services	$452,338	70%	$457,152	72%	$896,531	70%	$907,792	72%
Managed services	84,447	13%	85,746	13%	168,384	13%	165,119	13%
Channel	34,127	5%	30,552	5%	68,262	5%	61,836	5%

Total on-network revenues	570,912	88%	573,450	90%	1,133,177	88%	1,134,747	90%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	39,980	7%	53,278	9%	78,800	7%	102,852	9%
Satellite-related services	31,592	5%	8,558	1%	62,354	5%	18,827	1%

Total off-network and other revenues	71,572	12%	61,836	10%	141,154	12%	121,679	10%

Total	$642,484	100%	$635,286	100%	$1,274,331	100%	$1,256,426	100%

Note 14    Related Party Transactions

(a) Shareholders Agreement

The shareholders of Intelsat Global entered into shareholders agreements on February 4, 2008. The shareholders agreements and the articles of incorporation of Intelsat Global provide, among other things, for the governance of Intelsat Global and its subsidiaries and provide specific rights to and limitations upon the holders of Intelsat Global’s share capital with respect to shares held by such holders.

(b) Monitoring Fee Agreements and Transaction Fees

Intelsat Luxembourg, our direct wholly-owned subsidiary, has a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA parties”), pursuant to which the 2008 MFA parties provide certain monitoring, advisory and consulting services to Intelsat Luxembourg. We recorded expense for services associated with the 2008 MFA of $11.6 million and $12.4 million during the six months ended June 30, 2009 and 2010, respectively.

(c) Ownership by Management

Certain directors, officers and key employees of Intelsat Global and its subsidiaries hold restricted shares, options and SCAs of Intelsat Global (see Note 3—Share-based and Other Compensation Plans). In the aggregate, these shares and arrangements outstanding as of June 30, 2010 provided for the issuance of approximately 12.8% of the voting equity of Intelsat Global on a fully diluted basis.

(d) Horizons

We have a 50% ownership interest in Horizons-1 and Horizons-2 as a result of a joint venture with JSAT (see Note 6—Investments).

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

(e) New Dawn

We have a 74.9% ownership interest in New Dawn as a result of a project and shareholders’ agreement with Convergence Partners (see Note 6—Investments).

(f) WP Com

We have a 49% ownership interest in WP Com as a result of a joint venture with Corporativo (see Note 6—Investments).

(g) Receivable from Parent

We had a receivable from Intelsat Global as of December 31, 2009 and June 30, 2010 of $3.3 million and $4.5 million, respectively.

Note 15    Supplemental Consolidating Financial Information

In connection with the acquisition of Intelsat S.A. by Intelsat Holdings in January 2005, and related amalgamations, Intelsat Sub Holdco issued $2.6 billion aggregate principal amount of debt (the “2005 Acquisition Finance Notes”), the majority of which was tendered and repurchased in change of control offers in June 2008. The 2005 Acquisition Finance Notes were fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Luxembourg, Intelsat Jackson, Intermediate Holdco, our indirect wholly-owned subsidiary, and certain wholly-owned subsidiaries of Intelsat Sub Holdco (the “Subsidiary Guarantors”).

On February 11, 2005, Intelsat S.A. and Zeus Special Subsidiary Limited issued $478.7 million in aggregate principal amount at maturity of 9 1/4% Senior Discount Notes due 2015 (the “2015 Discount Notes”), yielding approximately $305.3 million of net proceeds at issuance. On March 3, 2005, Intelsat Luxembourg transferred substantially all of its assets to Intelsat Sub Holdco and Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Luxembourg. Following these transactions, Zeus Special Subsidiary Limited was amalgamated with Intelsat Luxembourg, and Intelsat Luxembourg became an obligor on the 2015 Discount Notes.

On July 3, 2006, in connection with the PanAmSat Acquisition Transactions, Intelsat Luxembourg transferred the obligation on the 2015 Discount Notes to its wholly-owned subsidiary, Intermediate Holdco. Intermediate Holdco became an obligor on the 2015 Discount Notes and Intelsat Luxembourg became a guarantor of the 2015 Discount Notes. The 2015 Discount Notes are not guaranteed by any of Intelsat Luxembourg’s direct or indirect subsidiaries.

In connection with the PanAmSat Acquisition Transactions, Intelsat Luxembourg issued $1.33 billion of 11 1/4 % Senior Notes due 2016 (the “July 2006 Notes”). The July 2006 Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A. The July 2006 Notes are not guaranteed by any of Intelsat Luxembourg’s direct or indirect subsidiaries.

On February 4, 2008, promptly after the consummation of the New Sponsors Acquisition, Intelsat Luxembourg transferred certain of its assets and certain of its liabilities and obligations (including the July 2006 Notes) to a newly formed direct wholly-owned subsidiary, Intelsat Jackson. Intelsat Jackson became the obligor on the July 2006 Notes and a guarantor of the 2015 Discount Notes and the July 2006 Notes.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)—(Continued)

June 30, 2010

In addition, on June 27, 2008, Intelsat Luxembourg issued the 11 1/4% Senior Notes due 2017 and the 11  1/2%/12  1/2% Senior PIK Election Notes due 2017, which are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A.

Separate financial statements of Intelsat S.A., Intelsat Luxembourg, Intelsat Jackson, Intermediate Holdco, Intelsat Sub Holdco and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in non-guarantor subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$9,988	$41	$8,848	$157	$229,688	$66,418	$180,741	$(66,418)	$429,463
Receivables, net of allowance	4,545	—	—	—	184,078	184,081	114,650	(184,081)	303,273
Deferred income taxes	—	—	—	—	1,710	1,710	29,187	(1,710)	30,897
Prepaid expenses and other current assets	10	12,419	37	6	29,478	29,344	53,368	(42,023)	82,639
Intercompany receivables	—	—	—	—	570,260	11,323,174	198,082	(12,091,516)	—

Total current assets	14,543	12,460	8,885	163	1,015,214	11,604,727	576,028	(12,385,748)	846,272
Satellites and other property and equipment, net	—	—	—	—	3,301,550	3,301,410	2,516,869	(3,301,410)	5,818,419
Goodwill	—	—	—	—	3,434,165	—	3,346,662	—	6,780,827
Non-amortizable intangible assets	—	—	—	—	1,805,130	—	652,970	—	2,458,100
Amortizable intangible assets, net	—	—	—	—	452,839	—	460,620	—	913,459
Investment in affiliates	674,764	5,920,798	9,791,779	7,232,136	(44,091)	(41,004)	85,280	(23,534,382)	85,280
Other assets	14,382	119,506	26,276	3,361	173,053	148,669	92,859	(148,669)	429,437

Total assets	$703,689	$6,052,764	$9,826,940	$7,235,660	$10,137,860	$15,013,802	$7,731,288	$(39,370,209)	$17,331,794

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,506	$294	$—	$—	$112,245	$110,928	$127,357	$(123,608)	$228,722
Accrued interest payable	11,651	227,085	24,500	19,216	81,388	308	42,777	(308)	406,617
Current portion of long-term debt	—	—	—	—	3,448	—	89,050	—	92,498
Deferred satellite performance incentives	—	—	—	—	4,024	4,024	11,069	(4,024)	15,093
Other current liabilities	—	—	1,114	—	77,031	76,655	55,555	(76,655)	133,700
Intercompany payables	480,772	816	234,419	52,334	—	—	—	(768,341)	—

Total current liabilities	493,929	228,195	260,033	71,550	278,136	191,915	325,808	(972,936)	876,630
Long-term debt, net of current portion	697,527	5,089,365	3,597,120	485,565	2,224,997	—	3,276,079	—	15,370,653
Deferred satellite performance incentives, net of current portion	—	—	—	—	21,438	21,438	100,479	(21,438)	121,917
Deferred revenue, net of current portion	—	—	—	—	242,560	242,560	77,647	(242,560)	320,207
Deferred income taxes	—	—	—	—	—	—	486,158	—	486,158
Accrued retirement benefits	—	—	—	—	73,504	73,504	164,511	(73,504)	238,015
Other long-term liabilities	—	60,226	48,989	—	65,089	30,073	215,730	(30,073)	390,034
Noncontrolling interest	—	—	—	—	—	—	17,067	—	17,067
Shareholder’s equity (deficit):
Ordinary shares	5,000	669,036	4,959,000	3,602,000	484,000	200	71	(9,714,307)	5,000
Other shareholder’s equity (deficit)	(492,767)	5,942	961,798	3,076,545	6,748,136	14,454,112	3,067,738	(28,315,391)	(493,887)

Total liabilities and shareholder’s equity	$703,689	$6,052,764	$9,826,940	$7,235,660	$10,137,860	$15,013,802	$7,731,288	$(39,370,209)	$17,331,794

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$21,817	$16,115	$2,207	$41	$227,610	$104,992	$209,781	$(104,992)	$477,571
Receivables, net of allowance	3,282	—	—	—	180,019	180,013	111,238	(180,013)	294,539
Deferred income taxes	—	—	—	—	1,077	1,077	49,566	(1,077)	50,643
Prepaid expenses and other current assets	680	—	—	—	16,206	16,023	19,918	(19,266)	33,561
Intercompany receivables	—	—	—	—	638,361	11,526,269	107,008	(12,271,638)	—

Total current assets	25,779	16,115	2,207	41	1,063,273	11,828,374	497,511	(12,576,986)	856,314
Satellites and other property and equipment, net	—	—	—	—	3,220,658	3,220,466	2,559,435	(3,218,604)	5,781,955
Goodwill	—	—	—	—	3,434,165	—	3,346,662	—	6,780,827
Non-amortizable intangible assets	—	—	—	—	1,805,130	—	652,970	—	2,458,100
Amortizable intangible assets, net	—	—	—	—	490,684	—	487,915	—	978,599
Investment in affiliates	962,656	6,091,942	9,971,587	7,407,372	(32,832)	(41,903)	88,902	(24,358,822)	88,902
Other assets	—	124,926	27,955	3,789	255,663	121,747	92,382	(228,224)	398,238

Total assets	$988,435	$6,232,983	$10,001,749	$7,411,202	$10,236,741	$15,128,684	$7,725,777	$(40,382,636)	$17,342,935

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,196	$508	$243	$—	$83,443	$81,436	$123,255	$(84,680)	$206,401
Accrued interest payable	11,651	220,740	20,356	—	82,911	3,416	33,718	(3,416)	369,376
Current portion of long-term debt	—	—	—	—	8,448	5,000	89,241	(5,000)	97,689
Deferred satellite performance incentives	—	—	—	—	3,974	3,974	14,709	(3,974)	18,683
Other current liabilities	—	—	1,293	—	72,737	72,298	48,464	(72,298)	122,494
Intercompany payables	474,422	12,595	206,467	51,884	—	—	—	(745,368)	—

Total current liabilities	488,269	233,843	228,359	51,884	251,513	166,124	309,387	(914,736)	814,643
Long-term debt, net of current portion	674,806	4,954,990	3,597,292	481,901	2,221,559	—	3,292,462	—	15,223,010
Deferred satellite performance incentives, net of current portion	—	—	—	—	23,201	23,201	105,573	(23,201)	128,774
Deferred revenue, net of current portion	—	—	—	—	197,938	197,938	56,698	(197,938)	254,636
Deferred income taxes	37,985	14,090	50,656	3,746	—	—	548,719	(106,477)	548,719
Accrued retirement benefits	—	—	—	—	73,222	73,222	166,651	(73,222)	239,873
Other long-term liabilities	—	63,433	33,500	—	61,936	29,510	176,290	(29,510)	335,159
Redeemable noncontrolling interest	—	—	—	—	—	—	8,884	—	8,884
Shareholder’s equity:
Ordinary shares	5,000	669,036	4,959,000	3,602,000	484,000	200	70	(9,714,306)	5,000
Other shareholder’s equity	(217,625)	297,591	1,132,942	3,271,671	6,923,372	14,638,489	3,061,043	(29,323,246)	(215,763)

Total liabilities and shareholder’s equity	$988,435	$6,232,983	$10,001,749	$7,411,202	$10,236,741	$15,128,684	$7,725,777	$(40,382,636)	$17,342,935

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$—	$—	$391,799	$391,799	$408,417	$(556,729)	$635,286

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	—	—	85,660	398,916	176,826	(560,871)	100,531
Selling, general and administrative	891	6,153	(13)	5	11,236	9,558	35,189	(9,558)	53,461
Depreciation and amortization	—	—	—	—	112,216	93,198	88,953	(93,178)	201,189
Impairment of asset value	—	—	—	—	—	—	104,088	—	104,088
Losses on derivative financial instruments	—	—	15,740	—	6,640	—	18,395	—	40,775

Total operating expenses	891	6,153	15,727	5	215,752	501,672	423,451	(663,607)	500,044

Income (loss) from operations	(891)	(6,153)	(15,727)	(5)	176,047	(109,873)	(15,034)	106,878	135,242
Interest expense, net	32,097	153,516	77,795	11,874	30,050	155	44,330	(155)	349,662
Subsidiary income (loss)	(179,504)	(31,504)	13,265	41,789	(2,251)	1,410	—	156,795	—
Other income, net	—	—	1	—	1,126	1,155	444	(1,155)	1,571

Income (loss) before income taxes	(212,492)	(191,173)	(80,256)	29,910	144,872	(107,463)	(58,920)	262,673	(212,849)
Provision for (benefit from) income taxes	(34,841)	(13,593)	(48,752)	(3,601)	103,083	2,229	(33,233)	(2,229)	(30,937)

Net income (loss)	(177,651)	(177,580)	(31,504)	33,511	41,789	(109,692)	(25,687)	264,902	(181,912)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	1,266	—	1,266

Net income (loss) attributable to Intelsat S.A.	$(177,651)	$(177,580)	$(31,504)	$33,511	$41,789	$(109,692)	$(24,421)	$264,902	$(180,646)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$—	$—	$380,373	$380,373	$409,362	$(527,624)	$642,484

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	—	—	76,854	387,659	175,104	(532,331)	107,286
Selling, general and administrative	15,050	5,811	—	—	7,737	6,830	45,968	(11,270)	70,126
Depreciation and amortization	—	—	—	—	115,006	92,158	85,153	(92,158)	200,159
Unrealized gains on derivative financial instruments	—	—	(13,233)	—	(25,824)	—	(13,022)	—	(52,079)

Total operating expenses	15,050	5,811	(13,233)	—	173,773	486,647	293,203	(635,759)	325,492

Income (loss) from operations	(15,050)	(5,811)	13,233	—	206,600	(106,274)	116,159	108,135	316,992
Interest expense, net	29,294	157,891	70,941	11,126	30,250	141	40,562	(593)	339,612
Subsidiary income	9,291	172,993	230,701	175,352	890	915	—	(590,142)	—
Other income, net	—	—	—	—	254	256	5,013	(256)	5,267

Income (loss) before income taxes	(35,053)	9,291	172,993	164,226	177,494	(105,244)	80,610	(481,670)	(17,353)
Provision for income taxes	—	—	—	—	2,142	2,011	13,253	(2,011)	15,395

Net income (loss)	(35,053)	9,291	172,993	164,226	175,352	(107,255)	67,357	(479,659)	(32,748)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	8	—	8

Net income (loss) attributable to Intelsat S.A.	$(35,053)	$9,291	$172,993	$164,226	$175,352	$(107,255)	$67,365	$(479,659)	$(32,740)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$—	$—	$773,719	$773,719	$804,355	$(1,095,367)	$1,256,426

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	—	—	168,245	789,356	348,316	(1,108,029)	197,888
Selling, general and administrative	2,058	12,451	156	35	20,659	17,848	63,221	(17,848)	98,580
Depreciation and amortization	—	—	—	—	219,918	181,881	178,070	(181,873)	397,996
Impairment of asset value	—	—	—	—	—	—	110,625	—	110,625
Losses on derivative financial instruments	—	—	28,374	—	6,812	—	35,456	—	70,642

Total operating expenses	2,058	12,451	28,530	35	415,634	989,085	735,688	(1,307,750)	875,731

Income (loss) from operations	(2,058)	(12,451)	(28,530)	(35)	358,085	(215,366)	68,667	212,383	380,695
Interest expense, net	60,782	305,637	155,711	23,700	54,339	285	89,318	(285)	689,487
Subsidiary income (loss)	(255,426)	48,270	181,854	187,088	(5,227)	838	—	(157,397)	—
Other income, net	—	—	1	—	3,052	3,077	1,291	(3,077)	4,344

Income (loss) before income taxes	(318,266)	(269,818)	(2,386)	163,353	301,571	(211,736)	(19,360)	52,194	(304,448)
Provision for (benefit from) income taxes	(37,985)	(14,090)	(50,656)	(3,746)	114,483	7,874	(27,114)	(7,874)	(19,108)

Net income (loss)	(280,281)	(255,728)	48,270	167,099	187,088	(219,610)	7,754	60,068	(285,340)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	2,076	—	2,076

Net income (loss) attributable to Intelsat S.A.	$(280,281)	$(255,728)	$48,270	$167,099	$187,088	$(219,610)	$9,830	$60,068	$(283,264)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$—	$—	$757,976	$757,976	$798,909	$(1,040,530)	$1,274,331

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	—	—	148,413	770,647	342,368	(1,050,622)	210,806
Selling, general and administrative	18,062	11,615	107	14	14,299	12,678	76,979	(17,119)	116,635
Depreciation and amortization	—	—	—	—	236,245	190,541	174,843	(190,541)	411,088
Impairment of asset value	—	—	—	—	355,000	—	144,100	—	499,100
Unrealized gains on derivative financial instruments	—	—	(11,186)	—	(25,129)	—	(7,808)	—	(44,123)

Total operating expenses	18,062	11,615	(11,079)	14	728,828	973,866	730,482	(1,258,282)	1,193,506

Income (loss) from operations	(18,062)	(11,615)	11,079	(14)	29,148	(215,890)	68,427	217,752	80,825
Interest expense, net	61,791	313,505	144,042	22,008	62,295	613	87,376	(1,297)	690,333
Loss on early extinguishment of debt	(380)	—	—	—	—	—	—	(14,496)	(14,876)
Subsidiary income (loss)	(498,203)	(173,040)	(40,077)	(36,074)	1,307	1,152	—	744,935	—
Other income, net	—	—	—	—	1,569	1,571	4,630	(1,571)	6,199

Loss before income taxes	(578,436)	(498,160)	(173,040)	(58,096)	(30,271)	(213,780)	(14,319)	947,917	(618,185)
Provision for (benefit from) income taxes	—	43	—	—	5,803	5,510	(33,697)	(5,510)	(27,851)

Net income (loss)	(578,436)	(498,203)	(173,040)	(58,096)	(36,074)	(219,290)	19,378	953,427	(590,334)
Net income attributable to noncontrolling interest	—	—	—	—	—	—	(52)	—	(52)

Net income (loss) attributable to Intelsat S.A.	$(578,436)	$(498,203)	$(173,040)	$(58,096)	$(36,074)	$(219,290)	$19,326	$953,427	$(590,386)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(34,029)	$(183,355)	$(86,810)	$16	$457,459	$204,060	$227,214	$(191,429)	$393,126

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	—	(270,889)	(270,870)	(212,237)	316,472	(437,524)
Proceeds from sale of other property and equipment	—	—	—	—	46,656	46,656	—	(93,312)	—
Proceeds from sale of investment	—	—	—	—	28,594	28,594	—	(28,594)	28,594
Disbursements for intercompany loans	(433)	—	—	—	(201,876)	(12,010)	—	214,319	—
Capital contribution to unconsolidated affiliates	—	—	—	—	—	—	(6,105)	—	(6,105)
Investment in subsidiaries	(6,250)	—	—	—	(2,667)	—	—	8,917	—
Dividend from affiliates	3,000	3,000	58,440	58,440	—	—	—	(122,880)	—
Other investing activities	—	—	—	—	—	—	7,360	—	7,360

Net cash provided by (used in) investing activities	(3,683)	3,000	58,440	58,440	(400,182)	(207,630)	(210,982)	294,922	(407,675)

Cash flows from financing activities:
Repayments of long-term debt	—	—	—	—	(6,723)	(5,000)	(44,526)	5,000	(51,249)
Proceeds from issuance of long-term debt	—	—	—	—	—	—	23,462	—	23,462
Proceeds from (repayment of) intercompany borrowing	23,253	167,281	38,011	100	12,010	(27,984)	(26,769)	(185,902)	—
Debt issuance costs	(15,370)	—	—	—	—	—	—	—	(15,370)
Principal payments on deferred satellite performance incentives	—	—	—	—	(1,713)	(1,713)	(7,163)	1,713	(8,876)
Principal payments on capital lease obligations	—	—	—	—	—	—	(191)	—	(191)
Capital contribution from parent	18,000	—	—	—	—	—	8,917	(8,917)	18,000
Dividends to shareholders	—	(3,000)	(3,000)	(58,440)	(58,440)	—	—	122,880	—
Noncontrolling interest in New Dawn	—	—	—	—	—	—	1,031	—	1,031

Net cash provided by (used in) financing activities	25,883	164,281	35,011	(58,340)	(54,866)	(34,697)	(45,239)	(65,226)	(33,193)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(333)	(307)	(33)	307	(366)

Net change in cash and cash equivalents	(11,829)	(16,074)	6,641	116	2,078	(38,574)	(29,040)	38,574	(48,108)
Cash and cash equivalents, beginning of period	21,817	16,115	2,207	41	227,610	104,992	209,781	(104,992)	477,571

Cash and cash equivalents, end of period	$9,988	$41	$8,848	$157	$229,688	$66,418	$180,741	$(66,418)	$429,463

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Intermediate Holdco	Intelsat Sub Holdco	Intelsat Sub Holdco Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(11,495)	$(180,846)	$(153,828)	$(19)	$535,828	$324,432	$206,538	$(324,432)	$396,178

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	—	(339,647)	(339,647)	(168,927)	564,818	(283,403)
Proceeds from sale of other property and equipment	—	—	—	—	97,200	97,200	128,648	(322,370)	678
Repayment from (disbursements) for intercompany loans	—	—	—	—	(42,154)	13,048	(70,111)	99,217	—
Capital contribution to unconsolidated affiliates	—	—	—	—	—	—	(6,105)	—	(6,105)
Investment in affiliate debt	—	—	—	—	(347,953)	—	—	347,953	—
Dividend from affiliates	3,000	3,030	57,716	57,716	—	—	—	(121,462)	—
Other investing activities	—	—	—	—	—	—	3,706	—	3,706

Net cash used in investing activities	3,000	3,030	57,716	57,716	(632,554)	(229,399)	(112,789)	568,156	(285,124)

Cash flows from financing activities:
Repayments of long-term debt	—	—	—	—	(6,723)	(5,000)	(44,526)	(342,954)	(399,203)
Repayment of loan proceeds received from Intelsat Holdings	—	—	(34,000)	—	—	—	—	—	(34,000)
Proceeds from issuance of long-term debt	—	—	—	—	354,000	—	46,365	—	400,365
Proceeds from (repayment of) intercompany borrowings	6,000	—	119,313	—	—	—	(13,048)	(112,265)	—
Debt issuance costs	—	—	—	—	(7,331)	—	—	—	(7,331)
Principal payments on deferred satellite performance incentives	—	—	—	—	(6,538)	(6,538)	(8,477)	6,538	(15,015)
Principal payments on capital lease obligations	—	—	—	—	(1,492)	(1,492)	(179)	1,492	(1,671)
Dividends to shareholders	—	(3,000)	(3,030)	(57,716)	(57,716)	—	—	121,462	—

Net cash provided by (used in) financing activities	6,000	(3,000)	82,283	(57,716)	274,200	(13,030)	(19,865)	(325,727)	(56,855)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(483)	(481)	3,302	481	2,819

Net change in cash and cash equivalents	(2,495)	(180,816)	(13,829)	(19)	176,991	81,522	77,186	(81,522)	57,018
Cash and cash equivalents, beginning of period	6,286	181,650	20,166	50	149,003	74,815	113,056	(74,815)	470,211

Cash and cash equivalents, end of period	$3,791	$834	$6,337	$31	$325,994	$156,337	$190,242	$(156,337)	$527,229

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2010

(in thousands, except percentages, share and per share amounts and where otherwise noted)

On March 3, 2005, Intelsat Luxembourg transferred substantially all of its assets to Intelsat Sub Holdco and Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Luxembourg.

In connection with the PanAmSat Acquisition Transactions, Intelsat Luxembourg issued $750.0 million of 9.25% Senior Notes due 2016 (the “Jackson Guaranteed Notes”). The Jackson Guaranteed Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat, its indirect wholly-owned subsidiary, Intelsat Sub Holdco, and the Subsidiary Guarantors.

On February 4, 2008, promptly after the consummation of the New Sponsors Acquisition, Intelsat Luxembourg transferred certain of its assets and certain of its liabilities and obligations (including the Jackson Guaranteed Notes) to Intelsat Jackson. Intelsat Jackson became the obligor on the Jackson Guaranteed Notes and Intelsat Luxembourg confirmed its guarantee of the Jackson Guaranteed Notes.

Separate financial statements of Intelsat S.A., Intelsat Luxembourg, Intelsat Jackson, Intelsat Sub Holdco and the Subsidiary Guarantors are not presented because management believes that such financial statement would not be material to investors.

Investments in non-guarantor subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$9,988	$41	$238,537	$229,688	$180,897	$(229,688)	$429,463
Receivables, net of allowance	4,545	—	184,078	184,078	114,650	(184,078)	303,273
Deferred income taxes	—	—	1,710	1,710	29,187	(1,710)	30,897
Prepaid expenses and other current assets	10	12,419	29,515	29,478	53,374	(42,157)	82,639
Intercompany receivables	—	—	335,842	570,260	145,748	(1,051,850)	—

Total current assets	14,543	12,460	789,682	1,015,214	523,856	(1,509,483)	846,272
Satellites and other property and equipment, net	—	—	3,301,550	3,301,550	2,516,869	(3,301,550)	5,818,419
Goodwill	—	—	3,434,165	3,434,165	3,346,662	(3,434,165)	6,780,827
Non-amortizable intangible assets	—	—	1,805,130	1,805,130	652,970	(1,805,130)	2,458,100
Amortizable intangible assets, net	—	—	452,839	452,839	460,620	(452,839)	913,459
Investment in affiliates	674,764	5,920,798	2,515,553	(44,091)	85,280	(9,067,024)	85,280
Other assets	14,382	119,506	199,329	173,053	96,220	(173,053)	429,437

Total assets	$703,689	$6,052,764	$12,498,248	$10,137,860	$7,682,477	$(19,743,244)	$17,331,794

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,506	$294	$112,247	$112,245	$127,356	$(124,926)	$228,722
Accrued interest payable	11,651	227,085	105,888	81,388	61,993	(81,388)	406,617
Current portion of long-term debt	—	—	3,448	3,448	89,050	(3,448)	92,498
Deferred satellite performance incentives	—	—	4,024	4,024	11,069	(4,024)	15,093
Other current liabilities	—	—	78,145	77,031	55,555	(77,031)	133,700
Intercompany payables	480,772	816	—	—	—	(481,588)	—

Total current liabilities	493,929	228,195	303,752	278,136	345,023	(772,405)	876,630
Long-term debt, net of current portion	697,527	5,089,365	5,822,117	2,224,997	3,761,644	(2,224,997)	15,370,653
Deferred satellite performance incentives, net of current portion	—	—	21,438	21,438	100,479	(21,438)	121,917
Deferred revenue, net of current portion	—	—	242,560	242,560	77,647	(242,560)	320,207
Deferred income taxes	—	—	—	—	486,158	—	486,158
Accrued retirement benefits	—	—	73,504	73,504	164,511	(73,504)	238,015
Other long-term liabilities	—	60,226	114,078	65,089	215,730	(65,089)	390,034
Redeemable noncontrolling interest	—	—	—	—	17,067	—	17,067
Shareholder’s equity (deficit):
Ordinary shares	5,000	669,036	4,959,000	484,000	3,602,071	(9,714,107)	5,000
Other shareholder’s equity (deficit)	(492,767)	5,942	961,799	6,748,136	(1,087,853)	(6,629,144)	(493,887)

Total liabilities and shareholder’s equity	$703,689	$6,052,764	$12,498,248	$10,137,860	$7,682,477	$(19,743,244)	$17,331,794

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$21,817	$16,115	$229,817	$227,610	$209,822	$(227,610)	$477,571
Receivables, net of allowance	3,282	—	180,019	180,019	111,238	(180,019)	294,539
Deferred income taxes	—	—	1,077	1,077	49,566	(1,077)	50,643
Prepaid expenses and other current assets	680	—	16,206	16,206	19,918	(19,449)	33,561
Intercompany receivables	—	—	431,894	638,361	55,123	(1,125,378)	—

Total current assets	25,779	16,115	859,013	1,063,273	445,667	(1,553,533)	856,314
Satellites and other property and equipment, net	—	—	3,220,658	3,220,658	2,559,435	(3,218,796)	5,781,955
Goodwill	—	—	3,434,165	3,434,165	3,346,662	(3,434,165)	6,780,827
Non-amortizable intangible assets	—	—	1,805,130	1,805,130	652,970	(1,805,130)	2,458,100
Amortizable intangible assets, net	—	—	490,684	490,684	487,915	(490,684)	978,599
Investment in affiliates	962,656	6,091,942	2,531,383	(32,832)	88,902	(9,553,149)	88,902
Other assets	—	124,926	283,619	255,663	96,170	(362,140)	398,238

Total assets	$988,435	$6,232,983	$12,624,652	$10,236,741	$7,677,721	$(20,417,597)	$17,342,935

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,196	$508	$83,686	$83,443	$123,254	$(86,686)	$206,401
Accrued interest payable	11,651	220,740	103,268	82,911	33,717	(82,911)	369,376
Current portion of long-term debt	—	—	8,448	8,448	89,241	(8,448)	97,689
Deferred satellite performance incentives	—	—	3,974	3,974	14,709	(3,974)	18,683
Other current liabilities	—	—	74,030	72,737	48,464	(72,737)	122,494
Intercompany payables	474,422	12,595	—	—	—	(487,017)	—

Total current liabilities	488,269	233,843	273,406	251,513	309,385	(741,773)	814,643
Long-term debt, net of current portion	674,806	4,954,990	5,818,851	2,221,559	3,774,363	(2,221,559)	15,223,010
Deferred satellite performance incentives, net of current portion	—	—	23,201	23,201	105,573	(23,201)	128,774
Deferred revenue, net of current portion	—	—	197,938	197,938	56,698	(197,938)	254,636
Deferred income taxes	37,985	14,090	50,656	—	552,465	(106,477)	548,719
Accrued retirement benefits	—	—	73,222	73,222	166,651	(73,222)	239,873
Other long-term liabilities	—	63,433	95,436	61,936	176,290	(61,936)	335,159
Redeemable noncontrolling interest	—	—	—	—	8,884	—	8,884
Shareholder’s equity (deficit):
Ordinary shares	5,000	669,036	4,959,000	484,000	3,602,070	(9,714,106)	5,000
Other shareholder’s equity (deficit)	(217,625)	297,591	1,132,942	6,923,372	(1,074,658)	(7,277,385)	(215,763)

Total liabilities and shareholder’s equity (deficit)	$988,435	$6,232,983	$12,624,652	$10,236,741	$7,677,721	$(20,417,597)	$17,342,935

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$391,799	$391,799	$408,417	$(556,729)	$635,286

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	85,660	85,660	176,826	(247,615)	100,531
Selling, general and administrative	891	6,153	11,223	11,236	35,194	(11,236)	53,461
Depreciation and amortization	—	—	112,216	112,216	88,953	(112,196)	201,189
Impairment of asset value	—	—	—	—	104,088	—	104,088
Losses on derivative financial instruments	—	—	22,380	6,640	18,395	(6,640)	40,775

Total operating expenses	891	6,153	231,479	215,752	423,456	(377,687)	500,044

Income (loss) from operations	(891)	(6,153)	160,320	176,047	(15,039)	(179,042)	135,242
Interest expense, net	32,097	153,516	107,846	30,050	56,203	(30,050)	349,662
Subsidiary loss	(179,504)	(31,504)	(30,774)	(2,251)	—	244,033	—
Other income, net	—	—	1,127	1,126	444	(1,126)	1,571

Income (loss) before income taxes	(212,492)	(191,173)	22,827	144,872	(70,798)	93,915	(212,849)
Provision for (benefit from) income taxes	(34,841)	(13,593)	54,331	103,083	(36,834)	(103,083)	(30,937)

Net income (loss)	(177,651)	(177,580)	(31,504)	41,789	(33,964)	196,998	(181,912)
Net loss attributable to noncontrolling interest	—	—	—	—	1,266	—	1,266

Net income (loss) attributable to Intelsat S.A.	$(177,651)	$(177,580)	$(31,504)	$41,789	$(32,698)	$196,998	$(180,646)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$380,373	$380,373	$409,362	$(527,624)	$642,484

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	76,854	76,854	175,104	(221,526)	107,286
Selling, general and administrative	15,050	5,811	7,737	7,737	45,968	(12,177)	70,126
Depreciation and amortization	—	—	115,006	115,006	85,153	(115,006)	200,159
Unrealized gains on derivative financial instruments	—	—	(39,057)	(25,824)	(13,022)	25,824	(52,079)

Total operating expenses	15,050	5,811	160,540	173,773	293,203	(322,885)	325,492

Income (loss) from operations	(15,050)	(5,811)	219,833	206,600	116,159	(204,739)	316,992
Interest expense, net	29,294	157,891	101,191	30,250	51,688	(30,702)	339,612
Subsidiary income	9,291	172,993	56,239	890	—	(239,413)	—
Other income, net	—	—	254	254	5,013	(254)	5,267

Income (loss) before income taxes	(35,053)	9,291	175,135	177,494	69,484	(413,704)	(17,353)
Provision for income taxes	—	—	2,142	2,142	13,253	(2,142)	15,395

Net income (loss)	(35,053)	9,291	172,993	175,352	56,231	(411,562)	(32,748)
Net loss attributable to noncontrolling interest	—	—	—	—	8	—	8

Net income (loss) attributable to Intelsat S.A.	$(35,053)	$9,291	$172,993	$175,352	$56,239	$(411,562)	$(32,740)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$773,719	$773,719	$804,355	$(1,095,367)	$1,256,426

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	168,245	168,245	348,316	(486,918)	197,888
Selling, general and administrative	2,058	12,451	20,815	20,659	63,256	(20,659)	98,580
Depreciation and amortization	—	—	219,918	219,918	178,070	(219,910)	397,996
Impairment of asset value	—	—	—	—	110,625	—	110,625
Losses on derivative financial instruments	—	—	35,186	6,812	35,456	(6,812)	70,642

Total operating expenses	2,058	12,451	444,164	415,634	735,723	(734,299)	875,731

Income (loss) from operations	(2,058)	(12,451)	329,555	358,085	68,632	(361,068)	380,695
Interest expense, net	60,782	305,637	210,050	54,339	113,018	(54,339)	689,487
Subsidiary income (loss)	(255,426)	48,270	(10,461)	(5,227)	—	222,844	—
Other income, net	—	—	3,053	3,052	1,291	(3,052)	4,344

Income (loss) before income taxes	(318,266)	(269,818)	112,097	301,571	(43,095)	(86,937)	(304,448)
Provision for (benefit from) income taxes	(37,985)	(14,090)	63,827	114,483	(30,860)	(114,483)	(19,108)

Net income (loss)	(280,281)	(255,728)	48,270	187,088	(12,235)	27,546	(285,340)
Net loss attributable to noncontrolling interest	—	—	—	—	2,076	—	2,076

Net income (loss) attributable to Intelsat S.A.	$(280,281)	$(255,728)	$48,270	$187,088	$(10,159)	$27,546	$(283,264)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$757,976	$757,976	$798,909	$(1,040,530)	$1,274,331

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	—	—	148,413	148,413	342,368	(428,388)	210,806
Selling, general and administrative	18,062	11,615	14,406	14,299	76,993	(18,740)	116,635
Depreciation and amortization	—	—	236,245	236,245	174,843	(236,245)	411,088
Impairment of asset value	—	—	355,000	355,000	144,100	(355,000)	499,100
Unrealized gains on derivative financial instruments	—	—	(36,315)	(25,129)	(7,808)	25,129	(44,123)

Total operating expenses	18,062	11,615	717,749	728,828	730,496	(1,013,244)	1,193,506

Income (loss) from operations	(18,062)	(11,615)	40,227	29,148	68,413	(27,286)	80,825
Interest expense, net	61,791	313,505	206,337	62,295	109,384	(62,979)	690,333
Loss on early extinguishment of debt	(380)	—	—	—	—	(14,496)	(14,876)
Subsidiary income (loss)	(498,203)	(173,040)	(2,696)	1,307	—	672,632	—
Other income, net	—	—	1,569	1,569	4,630	(1,569)	6,199

Loss before income taxes	(578,436)	(498,160)	(167,237)	(30,271)	(36,341)	692,260	(618,185)
Provision for (benefit from) income taxes	—	43	5,803	5,803	(33,697)	(5,803)	(27,851)

Net income (loss)	(578,436)	(498,203)	(173,040)	(36,074)	(2,644)	698,063	(590,334)
Net income attributable to noncontrolling interest	—	—	—	—	(52)	—	(52)

Net income (loss) attributable to Intelsat S.A.	$(578,436)	$(498,203)	$(173,040)	$(36,074)	$(2,696)	$698,063	$(590,386)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(34,029)	$(183,355)	$370,650	$457,459	$227,229	$(444,828)	$393,126

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(270,889)	(270,889)	(212,237)	316,491	(437,524)
Proceeds from sale of other property and equipment	—	—	46,656	46,656	—	(93,312)	—
Proceeds from sale of investment	—	—	28,594	28,594	—	(28,594)	28,594
Disbursements for intercompany loans	(433)	—	(201,876)	(201,876)	—	404,185	—
Capital contribution to unconsolidated affiliates	—	—	—	—	(6,105)	—	(6,105)
Investment in subsidiaries	(6,250)	—	(2,667)	(2,667)	—	11,584	—
Dividend from affiliates	3,000	3,000	58,440	—	58,440	(122,880)	—
Other investing activities	—	—	—	—	7,360	—	7,360

Net cash provided by (used in) investing activities	(3,683)	3,000	(341,742)	(400,182)	(152,542)	487,474	(407,675)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(6,723)	(6,723)	(44,526)	6,723	(51,249)
Proceeds from issuance of long-term debt	—	—	—	—	23,462	—	23,462
Proceeds from (repayment of) intercompany borrowing	23,253	167,281	50,021	12,010	(26,669)	(225,896)	—
Debt issuance costs	(15,370)	—	—	—	—	—	(15,370)
Principal payments on deferred satellite performance incentives	—	—	(1,713)	(1,713)	(7,163)	1,713	(8,876)
Principal payments on capital lease obligations	—	—	—	—	(191)	—	(191)
Capital contribution from parent	18,000	—	—	—	8,917	(8,917)	18,000
Dividend to shareholders	—	(3,000)	(61,440)	(58,440)	(58,440)	181,320	—
Noncontrolling interest in New Dawn	—	—	—	—	1,031	—	1,031

Net cash provided by (used in) financing activities	25,883	164,281	(19,855)	(54,866)	(103,579)	(45,057)	(33,193)

Effect of exchange rate changes on cash	—	—	(333)	(333)	(33)	333	(366)

Net change in cash and cash equivalents	(11,829)	(16,074)	8,720	2,078	(28,925)	(2,078)	(48,108)
Cash and cash equivalents, beginning of period	21,817	16,115	229,817	227,610	209,822	(227,610)	477,571

Cash and cash equivalents, end of period	$9,988	$41	$238,537	$229,688	$180,897	$(229,688)	$429,463

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(in thousands)

	Intelsat S.A.	Intelsat Luxembourg	Intelsat Jackson	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:	$(11,495)	$(180,846)	$382,000	$535,828	$206,519	$(535,828)	$396,178

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(339,647)	(339,647)	(168,927)	564,818	(283,403)
Proceeds from sale of other property and equipment	—	—	97,200	97,200	128,648	(322,370)	678
Repayment from (disbursements) for intercompany loans	—	—	(42,154)	(42,154)	(70,111)	154,419	—
Capital contribution to unconsolidated affiliates	—	—	—	—	(6,105)	—	(6,105)
Investment in affiliate debt	—	—	(347,953)	(347,953)	—	695,906	—
Dividend from affiliates	3,000	3,030	57,716	—	57,716	(121,462)	—
Other investing activities	—	—	—	—	3,706	—	3,706

Net cash used in investing activities	3,000	3,030	(574,838)	(632,554)	(55,073)	971,311	(285,124)

Cash flows from financing activities:
Repayments of long-term debt	—	—	(6,723)	(6,723)	(44,526)	(341,231)	(399,203)
Repayment of loan proceeds received from Intelsat Holdings	—	—	(34,000)	—	—	—	(34,000)
Proceeds from issuance of long-term debt	—	—	354,000	354,000	46,365	(354,000)	400,365
Proceeds from (repayment of) intercompany borrowings	6,000	—	119,313	—	(13,048)	(112,265)	—
Debt issuance costs	—	—	(7,331)	(7,331)	—	7,331	(7,331)
Principal payments on deferred satellite performance incentives	—	—	(6,538)	(6,538)	(8,477)	6,538	(15,015)
Principal payments on capital lease obligations	—	—	(1,492)	(1,492)	(179)	1,492	(1,671)
Dividend to shareholders	—	(3,000)	(60,746)	(57,716)	(57,716)	179,178	—

Net cash provided by (used in) financing activities	6,000	(3,000)	356,483	274,200	(77,581)	(612,957)	(56,855)

Effect of exchange rate changes on cash and cash equivalents	—	—	(483)	(483)	3,302	483	2,819

Net change in cash and cash equivalents	(2,495)	(180,816)	163,162	176,991	77,167	(176,991)	57,018
Cash and cash equivalents, beginning of period	6,286	181,650	169,169	149,003	113,106	(149,003)	470,211

Cash and cash equivalents, end of period	$3,791	$834	$332,331	$325,994	$190,273	$(325,994)	$527,229

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest fixed satellite services (“FSS”) business, providing a critical layer in the global communications infrastructure. We provide our infrastructure services on a satellite fleet comprised of over 50 satellites covering 99% of the earth’s populated regions. Our satellite capacity is complemented by IntelsatONESM , our terrestrial network comprised of leased fiber optic cable and owned and operated teleports. We operate more satellite capacity in orbit, have more satellite capacity under contract, serve more commercial customers and deliver services in more countries than any other commercial satellite operator.

Results of Operations

Three Months Ended June 30, 2009 and 2010

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009
			Increase (Decrease)	Percentage Change
Revenue	$642,484	$635,286	$(7,198)	(1)%
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	107,286	100,531	(6,755)	(6)
Selling, general and administrative	70,126	53,461	(16,665)	(24)
Depreciation and amortization	200,159	201,189	1,030	1
Impairment of asset value	—	104,088	104,088	NM
(Gains) losses on derivative financial instruments	(52,079)	40,775	92,854	NM

Total operating expenses	325,492	500,044	174,552	54

Income from operations	316,992	135,242	(181,750)	(57)
Interest expense, net	339,612	349,662	10,050	3
Other income, net	5,267	1,571	(3,696)	(70)

Loss before income taxes	(17,353)	(212,849)	(195,496)	NM
Provision for (benefit from) income taxes	15,395	(30,937)	(46,332)	NM

Net loss	(32,748)	(181,912)	(149,164)	NM %
Net loss attributable to noncontrolling interest	8	1,266	1,258	NM

Net loss attributable to Intelsat S.A.	$(32,740)	$(180,646)	$(147,906)	NM %

Revenue

We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services as well as sales of customer premises equipment.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$452,338	$457,152	$4,814	1%
Managed services	84,447	85,746	1,299	2
Channel	34,127	30,552	(3,575)	(11)

Total on-network revenues	570,912	573,450	2,538	—

Off-Network and Other Revenues
Transponder, MSS and other off-network services	39,980	53,278	13,298	33
Satellite-related services	31,592	8,558	(23,034)	(73)

Total off-network and other revenues	71,572	61,836	(9,736)	(14)

Total	$642,484	$635,286	$(7,198)	(1)%

Total revenue for the three months ended June 30, 2010 decreased by $7.2 million, or 1%, as compared to the three months ended June 30, 2009, largely due to a decline in satellite-related services revenues as a result of a launch vehicle resale that occurred in the second quarter of 2009, with no similar resales in the second quarter of 2010. Excluding the launch vehicle resale, revenues for the three months ended June 30, 2010 would have increased by 2% as compared to the three months ended June 30, 2009. By service type our revenue increased or decreased due to the following:

On-Network Revenues:

•

Transponder services—an aggregate increase of $4.8 million, due to a net increase of $11.6 million in revenue resulting from favorable terms, new business driven by new satellite capacity entering service, and strong renewals primarily in the Africa and Middle East and Latin America and Caribbean regions, as well as the migration of a customer from managed services to transponder services. These increases were offset by an aggregate decrease of $6.8 million in revenues related to the IS-4 satellite anomaly, which primarily affected the Europe and Africa and Middle East regions, and the Galaxy 15 satellite anomaly, which primarily affected revenues in the North America region.

•

Managed services—an aggregate increase of $1.3 million, due primarily to an increase in revenues of $3.9 million from media customers, primarily in the Latin America and Caribbean region, offset by a decrease of $2.6 million in revenues primarily related to the migration of a customer from managed services to transponder services.

•	Channel—an aggregate decrease of $3.6 million related to a continued decline from the migration of point-to-point satellite traffic to fiber optic cables, a trend which we expect will continue.

Off-Network and Other Revenues:

•

Transponder, MSS and other off-network services—an aggregate increase of $13.3 million, due primarily to a $12.1 million increase in transponder services sold to customers of our Intelsat General business.

•

Satellite-related services—an aggregate decrease of $23.0 million, resulting primarily from $21.9 million in launch vehicle resale revenues recorded in the second quarter of 2009, with no similar resales occurring in the second quarter of 2010.

Operating Expenses

Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

Direct costs of revenue decreased by $6.8 million, or 6%, to $100.5 million for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009. The decrease was primarily due to a $7.0 million decline in cost of sales. The $7.0 million decline consisted of a decrease of $17.4 million primarily related to the resale of a launch vehicle by our satellite-related services business in the second quarter of 2009, offset by an increase of $10.3 million for purchases of off-network FSS capacity related to increased transponder services sold by our Intelsat General business.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $16.7 million, or 24%, to $53.5 million for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009. The decrease was primarily due to $18.1 million in lower non-cash compensation costs resulting from higher compensation costs in the second quarter of 2009, stemming from new equity awards and revisions to the terms of existing equity awards, as compared to 2010.

Depreciation and Amortization

Depreciation and amortization expense increased by $1.0 million, or 1%, to $201.2 million for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009. This increase was primarily due to the following:

•	an increase of $15.7 million in depreciation expense resulting from the impact of satellites placed into service during the second half of 2009 and the first quarter of 2010; and

•	an increase of $4.8 million from changes in the estimated remaining useful lives of certain satellites; partially offset by

•	a decrease of $15.5 million in depreciation expense due to certain satellites, ground and other assets becoming fully depreciated and the impairment of IS-4 in 2010; and

•	a decrease of $4.0 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets.

Impairment of Asset Value

Impairment of asset value was $104.1 million for the three months ended June 30, 2010, with no similar charges incurred for the three months ended June 30, 2009. This non-cash impairment charge was related to the impairment of our Galaxy 15 satellite after an anomaly occurred in April 2010.

(Gains) Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $40.8 million for the three months ended June 30, 2010 compared to $52.1 million of gains on derivative financial instruments for the three months ended June 30, 2009. For the three months ended June 30, 2010, the loss on derivative financial instruments primarily related to a $39.5 million loss on our interest rate swaps.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of June 30, 2010 we also held interest rate swaps with an aggregate notional amount of $2.3 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured and unsecured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net increased by $10.1 million, or 3%, to $349.7 million for the three months ended June 30, 2010, as compared to $339.6 million for the three months ended June 30, 2009. The increase in interest expense, net was principally due to the following:

•

a net increase of $7.5 million in interest expense associated with interest paid-in-kind that was accreted into the principal of the Intelsat Luxembourg’s 11  1/2%/12  1/2% Senior PIK Election Notes due 2017 (the “2017 PIK Notes”) and the issuance of the Intelsat Jackson’s 8 1/2% Senior Notes due 2019, the proceeds of which were primarily used to purchase and cancel $400 million of the 2017 PIK Notes in October 2009; and

•

a increase of $3.0 million in interest and amortization expense associated with the completion of the Intelsat S.A. consent solicitation in the second quarter of 2010, the fees for which were capitalized and are being amortized over the terms of the notes; partially offset by

•	a decrease of $3.2 million from higher capitalized interest expense due to an increase in the number of satellites under construction in 2010 as compared to 2009.

The non-cash portion of total interest expense, net was $97.6 million for the three months ended June 30, 2010 and included $74.3 million of payment-in-kind interest expense. The remaining non-cash interest expense was primarily associated with the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other Income, Net

Other income, net was $1.6 million for the three months ended June 30, 2010 as compared to $5.3 million for the three months ended June 30, 2009. The decrease of $3.7 million was primarily due to a $3.8 million decrease in exchange rate gains, primarily due to the U.S. dollar weakening against the Brazilian real, which impacts our service contracts with our Brazilian customers.

Provision for (Benefit from) Income Taxes

Our benefit from income taxes was $30.9 million for the three months ended June 30, 2010, as compared to a provision for income taxes of $15.4 million for the three months ended June 30, 2009. The difference was principally due to pre-tax losses incurred in certain taxable jurisdictions and the tax benefit associated with the Galaxy 15 satellite impairment charge during the three months ended June 30, 2010.

Six Months Ended June 30, 2009 and 2010

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009
			Increase (Decrease)	Percentage Change
Revenue	$1,274,331	$1,256,426	$(17,905)	(1)%
Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization)	210,806	197,888	(12,918)	(6)
Selling, general and administrative	116,635	98,580	(18,055)	(15)
Depreciation and amortization	411,088	397,996	(13,092)	(3)
Impairment of asset value	499,100	110,625	(388,475)	(78)
(Gains) losses on derivative financial instruments	(44,123)	70,642	114,765	NM

Total operating expenses	1,193,506	875,731	(317,775)	(27)

Income from operations	80,825	380,695	299,870	NM
Interest expense, net	690,333	689,487	(846)	(0)
Loss on early extinguishment of debt	(14,876)	—	14,876	NM
Other income, net	6,199	4,344	(1,855)	(30)

Loss before income taxes	(618,185)	(304,448)	313,737	(51)
Benefit from income taxes	(27,851)	(19,108)	8,743	(31)

Net loss	(590,334)	(285,340)	304,994	(52)%
Net (income) loss attributable to noncontrolling interest	(52)	2,076	2,128	NM

Net loss attributable to Intelsat S.A.	$(590,386)	$(283,264)	$307,122	(52)%

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other revenues shown separately from On-Network revenues, for the periods shown (in thousands, except percentages):

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$896,531	$907,792	$11,261	1%
Managed services	168,384	165,119	(3,265)	(2)
Channel	68,262	61,836	(6,426)	(9)

Total on-network revenues	1,133,177	1,134,747	1,570	—
Off-Network and Other Revenues
Transponder, MSS and other off-network services	78,800	102,852	24,052	31
Satellite-related services	62,354	18,827	(43,527)	(70)

Total off-network and other revenues	141,154	121,679	(19,475)	(14)

Total	$1,274,331	$1,256,426	$(17,905)	(1)%

Total revenue for the six months ended June 30, 2010 decreased by $17.9 million, or 1%, as compared to the six months ended June 30, 2009, largely due to a decline in satellite-related services revenues as a result of launch vehicle resales that occurred in the first half of 2009, with no similar resales in the first half of 2010. Excluding the launch vehicle resales, revenues for the six months ended June 30, 2010 would have increased by 2% as compared to the six months ended June 30, 2009. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•

Transponder services—an aggregate increase of $11.3 million, due primarily to a net increase of $22.2 million in revenues from network service customers resulting from favorable terms, new business driven by new satellite capacity entering service and strong renewals primarily in the Africa and Middle East and the Latin America and Caribbean regions, as well as the migration of a customer from managed services to transponder services. These increases were offset by an aggregate decrease of $10.9 million in revenues related to the IS-4 satellite anomaly, which primarily affected the Europe and the Africa and Middle East regions, and the Galaxy 15 satellite anomaly, which primarily affected revenues in the North America region.

•

Managed services—an aggregate decrease of $3.3 million, due to a $6.4 million decrease in revenues primarily related to the migration of a customer from managed services to transponder services, partially offset by an increase in occasional video services sold to media customers in the Latin America and Caribbean, the Europe and the Africa and Middle East regions.

•	Channel—an aggregate decrease of $6.4 million related to a continued decline from the migration of point-to-point satellite traffic to fiber optic cables, a trend which we expect will continue.

Off-Network and Other Revenues:

•

Transponder, MSS and other off-network services—an aggregate increase of $24.0 million, due primarily to a $17.8 million increase in revenues from transponder services and a $4.1 million increase in mobile satellite services (“MSS”) revenues from usage-based mobile services, both of which are related to customers of our Intelsat General business.

•

Satellite-related services—an aggregate decrease of $43.5 million, resulting primarily from $44.0 million in launch vehicle resale revenues recorded during the six months ended June 30, 2009, with no similar resales occurring in the six months ended June 30, 2010.

Operating Expenses

Direct Costs of Revenue (Exclusive of Depreciation and Amortization)

Direct costs of revenue decreased by $12.9 million, or 6%, to $197.9 million for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. The decrease was primarily due to a $13.9 million decline in cost of sales mainly related to off-network and other revenues. The $13.9 million decline consisted of a decrease of $35.2 million primarily related to the resale of two launch vehicles by our satellite related services business in the first half of 2009, with no similar resales in the first half of 2010, offset by an increase of $21.8 million for purchases of off-network FSS and MSS capacity related to increased services sold primarily to customers of our Intelsat General business.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $18.1 million, or 15%, to $98.6 million for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. The decrease was primarily due to $24.1 million in lower non-cash compensation costs resulting from higher compensation costs in the second quarter of 2009, stemming from new equity awards and revisions to the terms of existing equity awards, as compared to 2010. This decrease was partially offset by an increase of $3.4 million in bad debt expense.

Depreciation and Amortization

Depreciation and amortization expense decreased by $13.1 million, or 3%, to $398.0 million for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. This decrease was primarily due to the following:

•	a decrease of $36.3 million in depreciation expense due to certain satellites becoming fully depreciated and the impairment of IS-4 in 2010;

•	a decrease of $5.3 million in depreciation expense due to certain ground and other assets becoming fully depreciated; and

•	a decrease of $7.9 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets; partially offset by

•	an increase of $27.1 million in depreciation expense resulting from the impact of satellites placed into service during the second half of 2009 and the first quarter of 2010; and

•	an increase of $9.4 million from changes in the estimated remaining useful lives of certain satellites.

Impairment of Asset Value

Impairment of asset value was $110.6 million for the six months ended June 30, 2010 as compared to $499.1 million for the six months ended June 30, 2009. The charges incurred in the first half of 2010 included a $104.1 million non-cash impairment charge for the impairment of our Galaxy 15 satellite after an anomaly occurred in April 2010, as well as a $6.5 million non-cash impairment charge for the impairment of our IS-4 satellite, which was deemed unrecoverable after an anomaly occurred in February 2010.

(Gains) Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $70.6 million for the six months ended June 30, 2010 compared to $44.1 million of gains on derivative financial instruments for the six months ended June 30, 2009. For the six months ended June 30, 2010, the loss on derivative financial instruments primarily related to a $73.5 million loss on our interest rate swaps.

Interest Expense, Net

Interest expense, net decreased by $0.8 million to $689.5 million for the six months ended June 30, 2010, as compared to $690.3 million for the six months ended June 30, 2009. The decrease in interest expense, net was principally due to the following:

•	a decrease of $13.5 million due to lower interest rates on our variable rate debt in 2010 as compared to 2009; and

•	a decrease of $13.0 million from higher capitalized interest expense due to an increase in the number of satellites under construction as compared to 2009; offset by

•

a net increase of $14.9 million in interest expense associated with interest paid-in-kind that was accreted into the principal of the 2017 PIK Notes and the issuance of Intelsat Jackson’s 8 1/2% Senior Notes due 2019, the proceeds of which were primarily used to purchase and cancel $400 million of the 2017 PIK Notes in October 2009.

The non-cash portion of total interest expense, net was $195.0 million for the six months ended June 30, 2010 and included $146.3 million of payment-in-kind interest expense. The remaining non-cash interest expense was primarily associated with the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $14.9 million for the six months ended June 30, 2009, with no similar charge during the six months ended June 30, 2010. The 2009 loss on early extinguishment of debt was recognized in connection with Intelsat Sub Holdco’s purchase of $114.2 million of Intelsat S.A.’s outstanding 7 5/8% Senior Notes due 2012 (the “2012 Intelsat S.A. Notes”) and $346.5 million of Intelsat S.A.’s outstanding 6 1/2% Senior Notes due 2013 (the “2013 Intelsat S.A. Notes”) pursuant to a cash tender offer (the “Tender Offer”). The loss was primarily driven by the difference between the carrying value of the Intelsat S.A. notes purchased and the cash amount paid for the purchase. The value of Intelsat S.A.’s notes had been adjusted to fair value as of February 4, 2008 in connection with the New Sponsors Acquisition Transactions.

Other Income, Net

Other income, net was $4.3 million for the six months ended June 30, 2010 as compared to $6.2 million for the six months ended June 30, 2009. The decrease of $1.9 million was primarily due to a $3.2 million decrease in exchange rate gains, primarily due to the U.S. dollar weakening against the Brazilian real, which impacts our service contracts with our Brazilian customers, offset by a $1.3 million gain related to our sale of Viasat, Inc. common stock during the first quarter of 2010.

Benefit from Income Taxes

Our benefit from income taxes was $19.1 million and $27.9 million during the six months ended June 30, 2010 and 2009, respectively. The difference was principally due to higher pre-tax losses incurred in certain taxable jurisdictions, and the tax benefits associated with satellite impairment charges.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 was enacted in March 2010. Included in the new legislation is a provision that affected the tax treatment of Medicare Part D subsidy payments. With the change in law, the subsidy will still not be taxed, but an equal amount of expenditures by the plan sponsor will not be deductible. Therefore, the expected future tax deduction will be reduced by an amount equal to the subsidy, and any previously recognized deferred tax asset must be reversed. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or the “Codification”) Topic 740, Income Taxes, the expense associated with adjusting this deferred tax asset is recognized as tax expense in continuing operations in the period the change in tax law is enacted. We recorded an increase of $2.9 million to tax expense related to the change in law during the six months ended June 30, 2010.

EBITDA

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under United States generally accepted accounting principles (“U.S. GAAP”), and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) attributable to Intelsat S.A., determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss attributable to Intelsat S.A. to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Net loss attributable to Intelsat S.A.	$(32,740)	$(180,646)	$(590,386)	$(283,264)
Add:
Interest expense, net	339,612	349,662	690,333	689,487
Loss on early extinguishment of debt	—	—	14,876	—
Provision for (benefit from) income taxes	15,395	(30,937)	(27,851)	(19,108)
Depreciation and amortization	200,159	201,189	411,088	397,996

EBITDA	$522,426	$339,268	$498,060	$785,111

Liquidity and Capital Resources

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Net cash provided by operating activities	$396,178	$393,126
Net cash used in investing activities	(285,124)	(407,675)
Net cash used in financing activities	(56,855)	(33,193)
Net change in cash and cash equivalents	57,018	(48,108)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $3.1 million during the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. During the six months ended June 30, 2010, cash flows from operating activities reflected an $81.1 million cash outflow related to prepaid expenses and other assets primarily due to a prepayment for the procurement of a long-term service contract, a cash inflow of $78.5 million related to deferred revenue for amounts received from customers for long-term service contracts and a $10.0 million cash inflow related to accounts payable and accrued liabilities primarily due to the timing of payments as well as lower interest rates on our variable rate debt.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $122.6 million during the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. This increase was primarily due to higher capital expenditures of $154.1 million associated with satellites under construction, partially offset by proceeds from the sale of our shares of Viasat, Inc. common stock of $28.6 million in the first quarter of 2010.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $23.7 million during the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. During the six months ended June 30, 2010, cash flows from financing activities reflected $51.2 million of long-term debt repayments and $23.5 million of proceeds from the incurrence of long-term debt. In addition, during the second quarter of 2010 we received an $18.0 million contribution from our parent, Intelsat Holdings, a portion of which we used to fund the consent payment related to Intelsat S.A.’s consent solicitation (see “—Intelsat S.A. Notes Consent Solicitation”).

Long-Term Debt

We are a highly leveraged company and, in connection with the consummation of the New Sponsors Acquisition Transactions, we became a significantly more highly leveraged company, which has resulted in a significant increase in our interest expense.

In connection with the New Sponsors Acquisition Transactions, our pre-acquisition long-term debt was adjusted to fair value as of the effective date of the acquisition, resulting in a net decrease of $182.5 million. This net difference between the fair value and par value of the debt is being amortized as an increase to interest expense over the remaining term of the related debt using the effective interest method.

Senior Secured Credit Facilities

Intelsat Sub Holdco Senior Secured Credit Facility

Intelsat Sub Holdco entered into an amended and restated credit agreement (the “Sub Holdco Credit Agreement”) on July 3, 2006. The Sub Holdco Credit Agreement provides for a $344.8 million Tranche B Term Loan facility due 2013 and a $270.8 million revolving credit facility due 2012. Up to $200.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $35.0 million of the revolving credit facility is available for swingline loans.

Intelsat Sub Holdco is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Obligations under the Sub Holdco Credit Agreement are guaranteed by certain of Intelsat Sub Holdco’s subsidiaries, as well as by Intermediate Holdco, and secured by a perfected first priority security interest to the extent legally permissible in substantially all of the tangible and intangible assets of the borrower and subsidiary guarantors, with certain agreed exceptions.

On January 25, 2008, Intelsat Sub Holdco entered into Amendment No. 3 to the Sub Holdco Credit Agreement, which became effective upon the consummation of the New Sponsors Acquisition and amended and modified the Sub Holdco Credit Agreement to, among other things:

(a)	change the applicable margin (i) on Above Bank Rate (“ABR”) loans under the Tranche B Term Loan, revolving credit loan and swingline loan facilities to a rate of 1.5% per annum and (ii) on London Interbank Offered Rate (“LIBOR”) loans under the Tranche B Term Loan, revolving credit loan and swingline loan facilities to a rate of 2.5% per annum;

(b)	reduce the size of the revolving facility by $50.0 million and add a $50.0 million incremental revolving credit facility provision;

(c)	add language requiring the payment of a prepayment premium for prepayments of term loans prior to February 4, 2010;

(d)	make certain changes permitting the New Sponsors Acquisition; and

(e)	add a financial maintenance covenant requiring compliance with a Consolidated Secured Debt to Consolidated EBITDA Ratio (as defined in the Sub Holdco Credit Agreement) of less than or equal to 1.5 to 1.0.

The Consolidated Secured Debt to Consolidated EBITDA Ratio is determined by comparing Consolidated Secured Debt to Consolidated EBITDA, each as defined under the Sub Holdco Credit Agreement. We were in compliance with this financial maintenance covenant ratio with a Consolidated Secured Debt to Consolidated EBITDA Ratio of 0.1:1.00 as of June 30, 2010. In the event we were to fail to comply with this financial maintenance covenant ratio and were unable to obtain waivers, we would default under the Intelsat Sub Holdco

Credit Agreement, and the lenders under the Intelsat Sub Holdco Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes and Intelsat Jackson’s unsecured credit agreements.

No amounts were outstanding under the revolving credit facility as of June 30, 2010; however, $31.7 million in letters of credit were issued and outstanding under the facility. The borrowing availability under the revolving credit facility was $239.1 million at such date. The ability of Intelsat Sub Holdco to borrow under its revolving credit facility is subject to compliance by its indirect parent, Intelsat S.A., with a secured debt covenant included in the indenture governing Intelsat S.A.’s senior notes (as in effect on July 3, 2006, the date on which the Sub Holdco Credit Agreement was executed). As a result, under certain circumstances, Intelsat Sub Holdco may not be able to borrow up to the full amount of borrowing availability under its revolving credit facility if Intelsat Corp has certain amounts outstanding under its revolving credit facility.

Intelsat Corp Senior Secured Credit Facility

As of June 30, 2010, Intelsat Corp had a revolving credit facility and certain term loans outstanding under the Intelsat Corporation Amended and Restated Credit Agreement (the “Intelsat Corp Amended and Restated Credit Agreement”), which consisted of a $355.9 million Tranche A-3 Senior Secured Term Loan due 2012, a $1.8 billion Tranche B-2 Senior Secured Term Loan facility due 2014, and a $175.0 million revolving credit facility due 2012. Up to $150.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $35.0 million of the revolving credit facility is available for swingline loans.

Intelsat Corp is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Obligations under the Intelsat Corp Amended and Restated Credit Agreement continue to be guaranteed by certain of Intelsat Corp’s subsidiaries and are secured by a perfected first priority security interest to the extent legally permissible in substantially all of the borrower’s and the guarantors’ tangible and intangible assets, with certain agreed exceptions.

On January 25, 2008, Intelsat Corp entered into Amendment No. 2 to the Intelsat Corp Amended and Restated Credit Agreement, which became effective upon the consummation of the New Sponsors Acquisition and amended and modified the Intelsat Corp Amended and Restated Credit Agreement to, among other things:

(a)	change the applicable margin (i) on ABR loans that are term loans to a rate of 1.5% per annum, (ii) on LIBOR loans that are term loans to a rate of 2.5% per annum, (iii) on ABR loans that are revolving credit loans or swingline loans to a rate of between 1.5% and 1.875%, and (iv) on LIBOR loans that are revolving credit loans or swingline loans to a rate of between 2.5% and 2.875%;

(b)	reduce the size of the revolving facility by $75.0 million and add a $75.0 million incremental revolving credit facility provision;

(c)	require the payment of a prepayment premium for prepayments of term loans prior to February 4, 2011 (with respect to Tranche B-2-A Term Loans) or February 14, 2010 (with respect to Tranche B-2-B Term Loans);

(d)	make certain changes permitting the New Sponsors Acquisition; and

(e)	add a financial maintenance covenant requiring compliance with a Consolidated Secured Debt to Consolidated EBITDA Ratio (as defined in the Intelsat Corp Amended and Restated Credit Agreement) of less than or equal to 4.5 to 1.0.

On February 4, 2008, in connection with the New Sponsors Acquisition, Intelsat Corp also executed a Joinder Agreement by and among Intelsat Corp, the several lenders party thereto and certain other parties, to the Intelsat Corp Amended and Restated Credit Agreement pursuant to which it incurred an additional $150.0 million in aggregate principal amount of Tranche B-2 Term Loan.

The Consolidated Secured Debt to Consolidated EBITDA Ratio is determined by comparing Consolidated Secured Debt to Consolidated EBITDA, each as defined under the Intelsat Corp Amended and Restated Credit Agreement. We were in compliance with this financial maintenance covenant ratio, with a Consolidated Secured Debt to Consolidated EBITDA Ratio of 2.5:1.00, as of June 30, 2010. In the event we were to fail to comply with this financial maintenance covenant ratio and were unable to obtain waivers, we would default under the Intelsat Corp Amended and Restated Credit Agreement, and the lenders under the Intelsat Corp Amended and Restated Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes and Intelsat Jackson’s unsecured credit agreements.

No amounts were outstanding under the revolving credit facility as of June 30, 2010; however, $1.7 million in letters of credit were issued and outstanding under the facility. The borrowing availability under the revolving credit facility was $152.5 million at such date, assuming that one of the lenders under the revolving credit facility, responsible for approximately $20.8 million of the $175.0 million of aggregate lending commitments, would not provide any funds in response to any future borrowing request. Such lender did not provide any funds in response to a September 2008 borrowing request we made under the revolving credit facility.

Long-Term Debt Changes in 2009

On October 20, 2009, our indirect subsidiary, Intelsat Jackson, completed an offering of $500.0 million aggregate principal amount at maturity of 8 1/2% Senior Notes due 2019, which yielded $487.1 million of cash proceeds at issuance (the “2009 Jackson Notes Offering”). Upon consummation of the 2009 Jackson Notes Offering, Intelsat Jackson paid a dividend to Intelsat Luxembourg in an amount equal to the price paid by Intelsat Luxembourg to purchase $400.0 million face amount of the 2017 PIK Notes from Banc of America Securities LLC at a discount. Intelsat Luxembourg then canceled the purchased 2017 PIK Notes. After giving effect to the purchase of the 2017 PIK Notes and fees and expenses related thereto and the 2009 Jackson Notes Offering, $101.1 million of the proceeds from the 2009 Jackson Notes Offering remained available for general corporate purposes.

On July 31, 2009, our indirect subsidiary, Intelsat Sub Holdco, redeemed the approximately $0.4 million principal amount of its outstanding 8 5/8% Senior Notes due 2015 and the approximately $0.4 million principal amount of its outstanding 8 1/4 % Senior Notes due 2013.

On July 31, 2009, our indirect subsidiary, Intelsat Corp, redeemed the approximately $1.0 million principal amount of its outstanding 9% Senior Notes due 2014 and the approximately $0.01 million principal amount of its outstanding 9% Senior Notes due 2016.

On February 12, 2009, our indirect subsidiary, Intelsat Sub Holdco, purchased $114.2 million of the outstanding 2012 Intelsat S.A. Notes for $93.3 million and $346.5 million of the outstanding 2013 Intelsat S.A. Notes for $254.6 million pursuant to the Tender Offer. Intelsat Sub Holdco funded the Tender Offer through an offering of $400.0 million aggregate principal amount at maturity of 8 7/8% Senior Notes due 2015, Series B (the “2009 Sub Holdco Notes”), completed on February 12, 2009, which yielded $348.3 million of proceeds at issuance, together with cash on hand. The 2009 Sub Holdco Notes have terms substantially similar to Intelsat Sub Holdco’s outstanding 8 7/8% Senior Notes due 2015 issued in June 2008.

Intelsat S.A. Notes Consent Solicitation

On April 21, 2010, Intelsat S.A. completed a consent solicitation that resulted in the amendment of certain terms of the indenture governing the 2012 Intelsat S.A. Notes and the 2013 Intelsat S.A. Notes. The most significant amendments replaced the limitation on secured debt covenant, which limited secured debt of Intelsat S.A. and its restricted subsidiaries to 15% of their consolidated net tangible assets (subject to certain exceptions), with a new limitation on liens covenant, which generally limits such secured debt to two times the adjusted EBITDA of Intelsat S.A. (as defined) plus certain general baskets (subject to certain exceptions), and made certain corresponding changes to the sale and leaseback covenant as a result of the addition of the new limitation on liens covenant. As consideration, Intelsat S.A. paid the consenting holders of such notes a consent payment equal to 2% of the outstanding principal amount of notes held by such holders that totaled approximately $15.4 million.

New Dawn Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement that consists of senior and mezzanine term loan facilities. The credit facilities are non-recourse to New Dawn’s shareholders, including Intelsat S.A. and its wholly-owned subsidiaries, beyond the shareholders’ scheduled capital contributions. During the six months ended June 30, 2010, New Dawn incurred satellite related capital expenditures of $33.5 million, and as of June 30, 2010, it had aggregate outstanding borrowings of $141.5 million under its credit facilities.

Sub Holdco Adjusted EBITDA and Intelsat Luxembourg Adjusted EBITDA

In addition to EBITDA, which is calculated as set forth in—Results of Operations, we calculate a measure called Sub Holdco Adjusted EBITDA, based on the term Consolidated EBITDA, as defined in the Sub Holdco Credit Agreement. Sub Holdco Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and other adjustments permitted in calculating covenant compliance under the Sub Holdco Credit Agreement as described in the table and related footnotes below. Sub Holdco Adjusted EBITDA, as presented below, is calculated only with respect to Intelsat Sub Holdco and its subsidiaries. Sub Holdco Adjusted EBITDA is a material component of certain ratios used in the Sub Holdco Credit Agreement, such as the secured debt leverage ratio and the total leverage ratio.

Under the Sub Holdco Credit Agreement, Intelsat Sub Holdco must maintain a pro forma secured net debt leverage ratio not greater than 1.50 to 1.00 at the end of each fiscal quarter, and generally may not incur additional indebtedness (subject to certain exceptions) if the total leverage ratio calculated on a pro forma basis at the time of incurrence would exceed 4.75 to 1.00. In addition, under the investments and dividends covenants contained in the Sub Holdco Credit Agreement, the ability of Intelsat Sub Holdco to make investments and pay dividends is restricted by formulas based on the amount of Sub Holdco Adjusted EBITDA measured from April 1, 2006.

In addition to EBITDA and Sub Holdco Adjusted EBITDA, we also calculate a measure called Intelsat Luxembourg Adjusted EBITDA (previously referred to as New Bermuda Adjusted EBITDA), based on the term Adjusted EBITDA, as defined in the indenture governing Intelsat Luxembourg’s 11 1/4% Senior Notes due 2017 and the 2017 PIK Notes (collectively, the “2008 Luxembourg Notes”).

Intelsat Luxembourg Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and other adjustments permitted in calculating covenant compliance under the indenture of Intelsat Luxembourg as described in the table and related footnotes below. Intelsat Luxembourg Adjusted EBITDA as presented below is calculated only with respect to Intelsat Luxembourg and its subsidiaries. Intelsat Luxembourg Adjusted EBITDA is a material component of certain ratios used in the indenture governing the 2008 Luxembourg Notes, such as the debt to Intelsat Luxembourg Adjusted EBITDA ratio and the secured indebtedness leverage ratio.

Under Intelsat Luxembourg’s indenture, Intelsat Luxembourg generally may not incur additional indebtedness (subject to certain exceptions) if the debt to Intelsat Luxembourg Adjusted EBITDA ratio calculated on a pro forma basis at the time of such incurrence would exceed 8.00 to 1.00 and Intelsat Luxembourg cannot incur certain liens to secure indebtedness (subject to certain exceptions) if the secured indebtedness leverage ratio, after giving effect to the incurrence, exceeds 2.50 to 1.00. In addition, under this indenture, satisfaction of a 6.75 to 1.00 debt to Intelsat Luxembourg Adjusted EBITDA ratio is generally (subject to certain exceptions) a condition to the making of restricted payments by Intelsat Luxembourg. Furthermore, under the restricted payments covenants contained in this indenture (subject to certain exceptions), the ability of Intelsat Luxembourg to make restricted payments (including the making of investments and the payment of dividends) is restricted by a formula based on the amount of Intelsat Luxembourg Adjusted EBITDA measured from January 1, 2008 and calculated without making pro forma adjustments. There are similar additional covenants in debt agreements of other subsidiaries of Intelsat S.A., including Intelsat Jackson, Intelsat Corp, Intermediate Holdco and Intelsat Sub Holdco, that significantly restrict the ability of these entities to incur additional indebtedness and make restricted payments, in some cases based on the satisfaction of applicable leverage ratios.

We believe that the inclusion of Sub Holdco Adjusted EBITDA and Intelsat Luxembourg Adjusted EBITDA in this Quarterly Report is appropriate to provide additional information to investors about the calculation of certain covenants in the Sub Holdco Credit Agreement and the indenture governing the 2008 Luxembourg Notes as mentioned above. We believe that some investors may use Sub Holdco Adjusted EBITDA and Intelsat Luxembourg Adjusted EBITDA to evaluate our liquidity and financial condition. Sub Holdco Adjusted EBITDA and Intelsat Luxembourg Adjusted EBITDA are not measures of financial performance under U.S. GAAP, and Sub Holdco Adjusted EBITDA and Intelsat Luxembourg Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Sub Holdco Adjusted EBITDA and Intelsat Luxembourg Adjusted EBITDA should not be considered as alternatives to operating income (loss) or net income (loss) attributable to Intelsat S.A., determined in accordance with U.S. GAAP, as indicators of our operating performance, or as alternatives to cash flows from operating activities, determined in accordance with U.S. GAAP, as indicators of cash flows, or as measures of liquidity.

A reconciliation of net cash provided by Intelsat S.A. operating activities to net loss attributable to Intelsat S.A.; net loss attributable to Intelsat S.A. to Intelsat S.A. EBITDA; Intelsat S.A. EBITDA to Intelsat Luxembourg Adjusted EBITDA; and Intelsat Luxembourg Adjusted EBITDA to Sub Holdco Adjusted EBITDA is as follows (in thousands):

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
Reconciliation of net cash provided by operating activities to net loss attributable to Intelsat S.A.:
Net cash provided by operating activities	$396,178	$393,126
Depreciation and amortization	(411,088)	(397,996)
Impairment of asset value	(499,100)	(110,625)
Provision for doubtful accounts	118	(3,291)
Foreign currency transaction gain (loss)	2,819	(366)
Loss on disposal of assets	(2,558)	(288)
Share-based compensation expense	(21,036)	5,301
Deferred income taxes	44,560	41,108
Amortization of discount, premium, issuance costs and other non-cash items	(61,875)	(48,678)
Interest paid-in-kind	(148,675)	(146,288)
Loss on early extinguishment of debt	(14,496)	—
Share in gain of unconsolidated affiliates	259	249
Gain on sale of investment	—	1,261
Unrealized gains (losses) on derivative financial instruments	78,312	(25,453)
Other non-cash items	(190)	(1,735)
Net (income) loss attributable to noncontrolling interest	(52)	2,076
Changes in operating assets and liabilities, net of effect of acquisition	46,438	8,335

Net loss attributable to Intelsat S.A.	(590,386)	(283,264)

Add (Subtract):
Interest expense, net	690,333	689,487
Loss on early extinguishment of debt	14,876	—
Benefit from income taxes	(27,851)	(19,108)
Depreciation and amortization	411,088	397,996

Intelsat S.A. EBITDA	498,060	785,111

Add (Subtract):
Parent and intercompany expenses, net (1)	5,804	4,507
EBITDA from unrestricted subsidiaries (2)	(487)	(1,915)
Compensation and benefits (3)	18,074	(5,076)
Management fees (4)	11,594	12,356
Share in gain of unconsolidated affiliates (5)	(259)	(249)
Impairment of asset value (6)	499,100	110,625
(Gains) losses on derivative financial instruments (7)	(44,123)	70,642
Gain on sale of investment (8)	—	(1,261)
Non-recurring and other non-cash items (9)	13,870	9,708
Satellite performance incentives (10)	(4,482)	(4,386)

Intelsat Luxembourg Adjusted EBITDA	997,151	980,062

Add (Subtract):
Intelsat Corp Adjusted EBITDA (11)	(385,912)	(379,288)
Parent and intercompany expenses (12)	388	503
Satellite performance incentives (10)	4,482	4,386

Sub Holdco Adjusted EBITDA	$616,109	$605,663

(1)	Represents expenses incurred at Intelsat S.A. for employee salaries and benefits, office operating costs and other expenses.

(2)	Reflects EBITDA of our unrestricted subsidiary, New Dawn, which is excluded under the definitions of Intelsat Luxembourg Adjusted EBITDA and Sub Holdco Adjusted EBITDA.

(3)	Reflects the portion of the expenses incurred relating to our equity compensation plans, defined benefit retirement plan and other postretirement benefits that are excludable under the definitions of Intelsat Luxembourg Adjusted EBITDA and Sub Holdco Adjusted EBITDA.

(4)	Reflects expenses incurred in connection with the monitoring fee agreements to provide certain monitoring, advisory and consulting services to Intelsat Luxembourg and its subsidiaries.

(5)	Represents gain incurred under the equity method of accounting.

(6)	Represents a first quarter 2009 non-cash impairment charge recorded to write-down our intangible assets determined to have indefinite useful lives in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, a first quarter 2010 write-off of our IS-4 satellite, which was deemed to be unrecoverable due to an anomaly, including a write-off of the related deferred performance incentive obligations, and a second quarter 2010 impairment charge related to Galaxy 15.

(7)	Represents the changes in the fair value of the undesignated interest rate swaps as well as the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay and the change in the fair value of our put option embedded derivative related to the 2009 Sub Holdco Notes, which are recognized in operating income.

(8)	Represents the gain on the sale of our shares of Viasat, Inc. common stock during the six months ended June 30, 2010.

(9)	Reflects certain non-recurring gains and losses and non-cash items, including costs associated with the migration of our jurisdiction of organization from Bermuda to Luxembourg, expense for services on the Galaxy 13/Horizons-1 and Horizons-2 satellites and non-cash income related to the recognition of deferred revenue on a straight-line basis of certain prepaid capacity contracts, which are excluded under the definitions of Intelsat Luxembourg Adjusted EBITDA and Sub Holdco Adjusted EBITDA.

(10)	Represents satellite performance incentive interest expense required to be excluded from interest expense for the calculation of Intelsat Luxembourg Adjusted EBITDA, but permitted to be included as part of interest expense for the calculation of Sub Holdco Adjusted EBITDA.

(11)	This measure is reported publicly by our subsidiary, Intelsat Corp, which is not a subsidiary of Intelsat Sub Holdco.

(12)	Reflects expenses of Intelsat Luxembourg and other holding companies not consolidated under Intelsat Sub Holdco.

Funding Sources and Uses

We are a highly leveraged company and have incurred significant additional debt over the last several years, which has resulted in a large increase in our obligations related to debt service, including increased interest expense. We currently expect to use cash on hand, cash flows from operations and availability under our senior secured credit facilities to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months.

Backlog

We have historically had and currently have a substantial backlog, which provides some assurance regarding our future revenue expectations. Backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts, although 96% of our backlog as of June 30, 2010 related to contracts that either were non-cancelable or were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our backlog also includes our pro rata share of backlog of our joint venture investments. Our backlog was approximately $9.5 billion and $9.4 billion as of March 31, 2010 and June 30, 2010, respectively. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year.

Payments for satellites and other property and equipment during the six months ended June 30, 2010 were $437.5 million, which included $33.5 million of payments made by New Dawn. We have eight satellites in development, including our Intelsat New Dawn satellite, with one additional launch planned in 2010. We successfully launched IS-16 in the first quarter of 2010.

We expect our 2010 total capital expenditures to remain within a range of approximately $825 million to $900 million. Our annual capital expenditures for fiscal years 2011 and 2012 are expected to remain at a range of approximately $800 million to $875 million and $450 million to $525 million, respectively. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under the revolving facilities of our senior secured credit facilities.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Off-Balance Sheet Arrangements

On August 1, 2005, Intelsat Corp formed a second satellite joint investment with JSAT to build and launch a Ku-band satellite, Horizons–2. The Horizons-2 satellite was launched in December 2007 and placed into service in February 2008. Our investment is being accounted for using the equity method of accounting. The total future joint investment in Horizons-2 is expected to be $113.5 million as of June 30, 2010, of which each of the joint venture partners is required to fund their 50% share. Our share of the results of Horizons-2 is included in other income, net in the accompanying condensed consolidated statements of operations and was income of $0.2 million for each of the six months ended June 30, 2009 and 2010. As of December 31, 2009 and June 30, 2010, the investment balance of $75.3 million and $73.1 million, respectively, was included within other assets in the accompanying condensed consolidated balance sheets.

In connection with our investment in Horizons-2, we entered into a capital contribution and subscription agreement in August 2005, which requires us to fund our 50% share of the amounts due under Horizons-2’s loan agreement with a third-party lender. Pursuant to this agreement, we made contributions of $6.1 million during each of the six months ended June 30, 2009 and 2010. We have entered into a security and pledge agreement with a third-party lender and, pursuant to this agreement, granted a security interest in our contribution obligation to the lender. Therefore, we have recorded this obligation as an indirect guarantee. We recorded a liability of $12.2 million within accrued liabilities as of December 31, 2009 and June 30, 2010, and a liability of $48.8 million and $42.7 million within other long-term liabilities as of December 31, 2009 and June 30, 2010, respectively, in the accompanying condensed consolidated balance sheets.

We do not have any other significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations or liquidity.

Recently Adopted Accounting Pronouncements

During the third quarter of 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13 (EITF 08-1), Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASC Subtopic 605-25, Revenue Recognition-Multiple-Element-Arrangements (“ASC Subtopic 605-25”), sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered.

Historically, we have entered into contracts with customers to deliver multiple services such as tracking, telemetry and control (“TT&C”), satellite capacity and equipment. These elements usually have separate delivery dates. Under the previous guidance, in certain situations we deferred the revenue of all deliverables until the undelivered item had been provided because we were unable to demonstrate vendor-specific objective evidence (“VSOE”) or third-party evidence (“TPE”) for the undelivered items, primarily capacity. The arrangements with multiple deliverables are not common and are non-standard; therefore, they do not constitute a significant portion of the contracts entered into during a given year.

ASU 2009-13 amends ASC Subtopic 605-25 to eliminate the requirement that all undelivered elements must have VSOE or TPE before an entity can recognize the portion that is attributable to items already delivered. In the absence of VSOE or TPE of the stand-alone selling price for one or more delivered or undelivered elements in the arrangement, entities will be required to make a best estimate of the selling prices of those elements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted.

We elected to early adopt ASU 2009-13 on a prospective basis, effective for the first quarter of 2010. The adoption of ASU 2009-13 did not have a material impact on our condensed consolidated statements of operations for the three and six months ended June 30, 2010 and is not expected to significantly impact future periods.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. In addition, with respect to our interest rate swaps as described below, we are exposed to counterparty credit risk, which we seek to minimize through credit support agreements and the review and monitoring of all counterparties. We do not purchase or hold any derivative financial instruments for speculative purposes. On March 15, 2010, our interest rate basis swap with an aggregate notional principal amount of $312.5 million matured. On March 14, 2010, our five-year interest rate swap to hedge interest expense on a notional amount of $625.0 million (originally $1.25 billion of debt, and reduced under the original terms of the swap agreement) expired. During the six months ended June 30, 2010, there were no other material changes to our market risk sensitive instruments and positions as discussed in our Annual Report on Form 10-K for the year ended December 31, 2009.

Item 4T.	Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and timely reported as provided in SEC rules and forms. We periodically review the design and effectiveness of our disclosure controls and procedures worldwide, including compliance with various laws and regulations that apply to our operations. We make modifications to improve the design and effectiveness of our disclosure controls and procedures, and may take other corrective action, if our reviews identify a need for such modifications or actions. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

We have carried out an evaluation, under the supervision and the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), as of June 30, 2010. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 10-K for the year ended December 31, 2009.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	(Removed and Reserved)

Item 5.	Other Information

On August 4, 2010, James Rubin resigned as a member of our Board of Directors, effective immediately. On August 5, 2010, Denis Villafranca was appointed to our Board of Directors as Mr. Rubin’s replacement. Mr. Villafranca is associated with BC Partners Limited. Funds and investment vehicles advised or controlled by BC Partners Limited (the “BC Funds”) hold more than 70% in the aggregate of the outstanding equity of Intelsat Global. As set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, the BC Funds, or their associates or affiliates, are parties to a monitoring fee agreement with Intelsat Luxembourg, pursuant to which such parties are entitled to receive an annual fee for providing certain monitoring, advisory and consulting services. In addition, affiliates or associates of the BC Funds own approximately $90.9 million principal amount of Intelsat Luxembourg’s 11 1/4% Senior Notes due 2017.

Item 6.	Exhibits

Exhibit No.	Document Description
4.1	Supplemental Indenture for the 7 5/8% Senior Notes due 2012 and the 6 1/2% Senior Notes due 2013, dated April 22, 2010, between Intelsat S.A. and The Bank of New York Mellon, as Trustee. (incorporated by reference to Exhibit 4.1 of Intelsat S.A.’s Current report on Form 8-K, File No. 000-50262, filed on April 22, 2010).

10.1	Amended and Restated Lease Agreement, dated June 18, 2010, between the Government of the United States, as Lessor, and Intelsat Global Service Corporation, as Lessee. *

31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended. *

31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended. *

32.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350. *

32.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350. *

*	Filed or furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: August 10, 2010	By	/s/ DAVID MCGLADE
David McGlade
Deputy Chairman and Chief Executive Officer

INTELSAT S.A.

Date: August 10, 2010	By	/s/ MICHAEL MCDONNELL
Michael McDonnell
Executive Vice President and Chief Financial Officer

Exhibit 10.1

INTERNATIONAL CENTER

WASHINGTON, D.C.

AMENDED AND RESTATED LEASE AGREEMENT

BETWEEN THE GOVERNMENT OF THE

UNITED STATES

(LESSOR)

AND

INTELSAT GLOBAL SERVICE CORPORATION

(LESSEE)

INTERNATIONAL CENTER

WASHINGTON, D.C.

AMENDED AND RESTATED LEASE AGREEMENT

i

ii

ACKNOWLEDGMENTS

APPENDIX A	–	Property Description
APPENDIX B	–	Title Exceptions
APPENDIX C	–	Amortization Formula to Calculate “Additional Rent”
APPENDIX D	–	Park Areas
APPENDIX E	–	Easement for Ingress and Egress – International Drive
APPENDIX F	–	Utility Easement – International Drive

iii

INTERNATIONAL CENTER

WASHINGTON, D.C.

AMENDED AND RESTATED LEASE AGREEMENT

This Amended and Restated Lease Agreement (the “Lease”) hereinafter set forth, duly made and entered into this 18th day of June, 2010 in the City of Washington, District of Columbia, constituting a lease of property located within the INTERNATIONAL CENTER, as hereinafter described, by and between the GOVERNMENT OF THE UNITED STATES (hereinafter referred to as the “Lessor”) acting by the Secretary of State, and INTELSAT GLOBAL SERVICE CORPORATION, a Delaware corporation (hereinafter referred to as the “Lessee”).

WITNESSETH THAT:

PART I

RECITALS, DEFINITIONS

WHEREAS, Public Law 90-553 was enacted by the Congress for the purpose, as stated therein,

“[to] facilitate the conduct of foreign relations by the Department of State in Washington, District of Columbia, through the creation of a more propitious atmosphere for the establishment of foreign government and international organization offices and other facilities” (82 Stat. 958, October 8, 1968).

WHEREAS, the Secretary of State (the “Secretary”) pursuant to Public Law 90-553 is authorized to lease to foreign governments and international organizations certain property owned by the United States Government and located in the International Center;

WHEREAS, Public Law 90-553 was amended by Public Law 93-40, providing therein authorization for an appropriation to carry out the purposes of the Act (87 Stat. 74, June 12, 1973); and was further amended by Public Law 97-186, 96 Stat. 101, which Act as so amended is known as the International Center Act;

WHEREAS, the National Capital Planning Commission, as the Federal planning agency for the National Capital, approved pursuant to Section 71 of Title 40, U.S. Code and the International Center Act a master plan for that portion of the District of Columbia comprising the South Half of the Bureau of Standards (Van Ness Street) Site on June 3, 1971 and on January 21, 1982;

WHEREAS, pursuant to the authority granted by Public Law 90-553, Lessor and International Telecommunications Satellite Organization (“Intelsat” or “Original Lessee”) executed a Lease Agreement (the “Original Lease”), dated June 8, 1982, and recorded in the land records of the District of Columbia on June 10, 1982 as Instrument Number 14779, for the lease of the Property (hereinafter defined);

WHEREAS, at the time the Original Lease was executed Original Lessee was a public, International Organization composed of more than one hundred (100) member countries established by the Agreement Relating to the International Telecommunications Satellite Organization and its Operating Agreement, both of which entered into force on February 12, 1973, and the Lessee’s legal status in the United States was determined by the aforesaid two international agreements, to which the United States was a party (TIAS NO. 7532), the Headquarters Agreement between the Original Lessee and the United States (effective November 21, 1976) and Executive Order 11966, dated January 19, 1977, which designated the Original Lessee as a public international organization entitled to enjoy the privileges, exemptions and immunities conferred by the International Organizations Immunities Act (22 U.S.C. § 288).

WHEREAS, the Original Lease was amended by the First Amendment to Lease Agreement, executed February 22, 1985 (the “First Amendment”);

WHEREAS, the Original Lease was further amended by the Second Amendment to Lease Agreement executed November 3, 2000 (the “Second Amendment”);

WHEREAS, through a Novation Agreement executed on July 11, 2001 (the “Novation Date”), Original Lessee transferred all of its rights, obligations and responsibilities under the Original Lease to Intelsat Services Corporation, a Delaware corporation, effective as of the date of the transfer of substantially all of the assets and liabilities of INTELSAT to Intelsat, Ltd., a Bermuda company, and its subsidiaries (the “INTELSAT Privatization”);

WHEREAS, the INTELSAT Privatization occurred on July 18, 2001;

WHEREAS, Intelsat Services Corporation changed its name to Intelsat Global Service Corporation effective July 19, 2001;

WHEREAS, the Original Lease was further amended by the Third Amendment to Lease Agreement executed March 28, 2006 (together with the First Amendment and the Second Amendment, the “Amendments”);

WHEREAS, the International Center Act was amended pursuant to Public Law 110-249, 122 Stat. 2317, to authorize the lease or sublease of the Property to an entity other than a foreign government or international organization, so long as the Secretary maintains the right to approve the occupant and intended use of the Property; and

WHEREAS, the parties hereto desire to amend and restate the Original Lease in its entirety to incorporate the terms of the Amendments and to reflect additional amended terms as agreed to by the parties.

NOW THEREFORE, in consideration of the obligations and undertakings of the parties set forth herein, each of THE PARTIES DOES COVENANT AND AGREE AS FOLLOWS:

ARTICLE 1-1 DEFINITIONS

For the purposes of this Lease, the following terms shall have the meanings ascribed to them below.

Reference herein or in any provision of this Lease to any department or agency of government or of any public authority shall be deemed to be reference to any successor(s) in interest thereto responsible for performance of any obligations(s) herein by administrative designation or action of law.

Reference herein or in any provision of this Lease to any law, regulation, or regulatory plan shall be deemed to be reference to any amendment(s) thereto adopted or approved prior to the execution of this Lease by any department or agency of Government or public authority having proper jurisdiction thereof. The foregoing shall not be deemed to be a waiver of any otherwise applicable law, regulation or regulatory plan adopted or approved subsequent to the execution of this Lease.

(A) “ACT” or “INTERNATIONAL CENTER ACT” shall mean Public Law, 90-553, approved October 8, 1968 (82 Stat. 958), as amended by Public Law 93-40, approved June 12, 1973 (87 Stat. 74), as further amended by Public Law 97-186, 96 Stat. 101, and as further amended by Public Law 110-249, 122 Stat. 2317.

(B) “AMENDMENTS” is as defined in the Recitals to this Lease.

(C) “DISTRICT” shall mean an appropriate official representative or governing body of the government of the District of Columbia.

(D) “FIRST AMENDMENT” is as defined in the Recitals to this Lease.

(E) “IMPROVEMENTS” shall mean any buildings, structures, facilities, landscaping or other additions to or upon the Property or public space adjacent thereto, constructed by or on behalf of the Lessee; such term shall not include fixtures, furniture, operating equipment or other moveable property.

(F) “INTELSAT” is as defined in the Recitals to this Lease.

(G) “IN LIEU OF ZONING” shall mean the jurisdiction of the National Capital Planning Commission to adopt land use controls over property within the International Center in lieu of application of District zoning law or regulations, pursuant to Section 3 of the Act, subject to procedures of the Commission with respect to federal public buildings adopted pursuant to Title 5, section 428 of the D.C. Code, where applicable.

(H) “INTERNATIONAL CENTER” shall mean the property located in the Northwest section of the District of Columbia and generally bounded by Connecticut Avenue, Van Ness Street, the western boundary of the University of the District of Columbia, Yuma Street, 36th Street, Reno Road and Tilden Street, which the Secretary is authorized to lease to foreign governments and to international organizations pursuant to Section 1 of the Act.

(I) “INTERNATIONAL ORGANIZATION” shall mean a public international organization in which the United States participates pursuant to any treaty or under the authority of any Act of Congress authorizing such participation or making an appropriation for such participation, and which has been designated by the President through appropriate Executive Order as entitled to enjoy the privileges, exemptions and immunities provided in the International Organizations Immunities Act of 1945, as amended.

(J) “LEGATION” purposes or facilities shall mean the official activities of a diplomatic, consular or international organization mission accredited to or accepted by the United States in accordance with applicable law, including facilities authorized by the development controls and support facilities for such mission approved by the Secretary in accordance with applicable international practice.

(K) “MORTGAGE” shall include such terms as deed of trust, mortgage deed, building and loan agreement, chattel security instrument, financing statement, assignment or any other class of instrument executed by Lessee and granting a security interest in Lessee’s interest under this Lease, the Improvements or any part thereof.

(L) “MORTGAGEE” shall mean the party or parties to whom an obligation is owed, the payment or performance of which is secured by a leasehold interest in the Property and/or Improvements thereon under the terms of a Mortgage.

(M) “NON-OFFICIAL PARTY” shall mean any successor in interest to the original Lessee, other than a foreign government or International Organization, whether by sublease, assignment, subrogation, foreclosure or otherwise.

(N) “NOVATION DATE” is as defined in the Recitals to this Lease.

(O) “OPTION” is as defined in Article 10-1 of this Lease.

(P) “ORIGINAL LEASE” is as defined in the Recitals to this Lease.

(Q) “ORIGINAL LESSEE” is as defined in the Recitals to this Lease.

(R) “PARK AREAS” shall mean the land owned by Lessor and described in Appendix D hereof.

(S) “PARKING FEE” shall have the meaning ascribed to it in Article 3-4.

(T) “PLANNING COMMISSION” shall mean the National Capital Planning Commission, acting as the central Federal planning agency for the National Capital pursuant to 40 U.S.C. § 8711, as amended.

(U) “PREMISES” shall mean the Property leased hereunder, together with any improvements placed thereon by either party.

(V) “PRIORITY SUBTENANT” is as defined in Article 7-1 of this Lease.

(W) “PROPERTY” shall mean the land described in Appendix A and leased hereunder, exclusive of any improvements thereon.

(X) “PURCHASE PRICE” is as defined in Article 10-1 of this Lease.

(Y) “SECOND AMENDMENT” is as defined in the Recitals to this Lease.

(Z) “SECRETARY” is as defined in the Recitals to this Lease.

(AA) “SUBLEASE PROPOSAL” is as defined in Article 7-1 of this Lease.

(BB) “SUCCESSOR ENTITY” shall mean, with respect to the period of time following the date of the Novation Agreement, the Lessee.

(CC) “TRANSFER” is as defined in Article 7-1 of this Lease.

(DD) “TRANSFEREE” is as defined in Article 7-1 of this Lease.

(EE) “TRANSFEREES” is as defined in Article 7-1 of this Lease.

PART II

LEASE OF PROPERTY; COVENANTS ON DEVELOPMENT, POSSESSION AND USE

ARTICLE 2-1 PRIVILEGES AND IMMUNITIES, LIMITATION OF TERMS

(A) Notwithstanding any other term or condition of this Lease, the rights and obligations of any sovereign government or International Organization successors in interest to Lessee, if any, shall at all times be subject to any and all conventions, treaties, or other international agreements applicable thereto and neither shall take any act in furtherance of or in connection with the terms and conditions of this Lease which would violate, infringe upon or otherwise contravene applicable agreements, laws, privileges or immunities governing the relationships between the parties involved.

(B) No term or condition of this Lease or any amendment thereto shall be construed as an intent to waive, or as an express or implied waiver of, any privilege or immunity to which either party may now or hereafter be entitled. The benefits of this Article shall apply only to sovereign governments or International Organizations, and the provisions of this Article shall be incorporated by reference into all terms and conditions herein.

ARTICLE 2-2 TERM OF LEASE; OPTION TO RENEW

(A) The Lessor, for and in consideration of the Lease payments hereinafter described and of the covenants, agreements and obligations herein set forth and accepted by the Lessee, on behalf of itself, its successors or assigns, has demised and leased, and by these presents does demise and lease unto the Lessee, that certain Property, situated in the International Center, as described hereinafter in Appendix A.

(B) The Original Lease provided the Original Lessee with the right to occupy the Property for an initial term of ninety-nine (99) years. The Lessor and Lessee hereby confirm that the Lessee shall have the right to have and to hold said Property and all improvements thereon for the remaining term of this Lease which shall expire on June 7, 2081, unless sooner terminated pursuant to any provision or condition hereinafter set forth or renewed pursuant to Article 2-2(C).

(C) The Lessee shall have an option to renew this Lease without consideration for such renewal, on the same terms and conditions as during the initial 99-year term, except that no rent, additional payments, or Additional Rent shall be payable under Article 3-1 or Article 3-2 during such renewal term, for an additional period of ninety-nine (99) years, which option shall be effected by written notice to the Secretary not less than one (1) year in advance of expiration of the initial lease term.

ARTICLE 2-3 LAND TITLE; RIGHT OF POSSESSION; EASEMENTS

(A) A report of title to the Property has been prepared on behalf of the Lessee in accordance with acceptable standards in the District of Columbia. A description of the Property based on the report of title is set forth in Appendix A to this Lease.

(B) The Lessor hereby confirms the Lessee’s ongoing right of possession of the Property pursuant to the terms herein, subject however to the exceptions listed on Appendix B to this Lease.

ARTICLE 2-4 RECORDATION

(A) The Lessor’s title to the Property has been recorded in the land records of the District of Columbia by and in the name of the United States Government, subject to the matters set forth in Appendix B to this Lease.

(B) Either party may record or cause the recordation of this Lease or a memorandum thereof in the land records of the District of Columbia or otherwise as appropriate, and the party seeking such recordation shall be responsible for all public fees or charges of any nature required in connection with such recordation.

ARTICLE 2-5 IMPROVEMENTS, OWNERSHIP

Any and all buildings, structures, or other improvements at any time hereafter erected, constructed or situated upon the Property or public space adjacent thereto by or on behalf of the Lessee, together with any and all replacements thereof and any and all alterations or additions thereto, or any moveable property placed thereon by or on behalf of the Lessee, shall be the property of Lessee.

ARTICLE 2-6 GENERAL COVENANTS ON MAINTENANCE AND USE

The covenants herein are in addition to, and not in restriction of, any other covenants, agreements or obligations undertaken by the parties in this Lease:

(A) The Lessee covenants and agrees to maintain the Property and the Improvements in accordance with the provisions of the Lease.

(B) The Lessor covenants and agrees to maintain the International Center in accordance with this Lease, and to maintain the public space and grounds therein in accordance with this Lease.

(C) Neither party will use the Property or any portion thereof, or any buildings or other improvements now or hereafter erected or maintained thereon or on any public space or grounds, for any unlawful purpose or in violation of any provision of this Lease, and will not within any area under their respective control suffer any act to be done or any condition to exist thereon, which may unreasonably interfere with the use of any other property or improvements thereon within the International Center for the purposes for which intended, insofar as such purposes are in conformity with the Act and the terms of this Lease, or commit any material violation of any relevant laws or regulations applicable to such party and to which such party is legally subject in connection with the development, maintenance or use of the Premises or public grounds in the International Center.

(D) The Lessor and the Lessee covenant and agree that the Park Areas shall at all times be maintained for park and open space purposes and the Lessor and the Lessee shall not remove any trees thereon unless necessary to avoid danger to person or property. The Lessee shall have the right (1) of pedestrian and vehicular ingress and egress over the Park Areas to and from the Property, (2) to install and maintain on the Park Areas such pedestrian and vehicular ways, amenities and underground utilities, and (3) to do all acts reasonably necessary to perform its obligations under this Article 2-6(D). The Lessee agrees that it shall, at its expense, provide normal maintenance of the Park Areas at all times during the term of this Lease. The Lessor agrees not to take any action that would adversely affect the ability of the Lessee to exercise its rights or perform its obligations under this Article 2-6(D) or that would increase the costs payable by the Lessee with respect thereto.

ARTICLE 2-7 COVENANTS; BINDING UPON SUCCESSORS IN INTEREST; ENFORCEMENT

(A) The agreements and covenants set forth in this Lease shall be covenants running with the land and they shall, in any event, and without regard to technical classification or designation, legal or otherwise, and except only as otherwise specifically provided in this Lease, be binding, to the fullest extent permitted by law and equity, for the benefit and in favor of, and enforceable by, the Lessor and/or the Lessee, as against any party in possession or occupancy of the Premises or any part thereof, or against the Lessee or any successor in interest thereto to the Premises.

(B) Except as otherwise expressly provided in this Lease, nothing herein shall be construed to require any rights or benefits limited by the terms of this Lease to sovereign governments or International Organizations to be conferred on any Non-Official Party.

PART III

PAYMENTS TO LESSOR

ARTICLE 3-1 RENT

The Lessor and the Lessee hereby acknowledge and confirm that rent for the initial 99-year term of the Lease in the amount of Seven Million Two Hundred Fifty Thousand Dollars ($7,250,000.00) was paid in full by the Original Lessee upon the date of execution of the Original Lease.

ARTICLE 3-2 ADDITIONAL PAYMENTS

The Lessee agrees to pay the Lessor Additional rent for period commencing on the Novation Date through the remainder of the initial lease term as set forth in Article 2-2(B), which additional rent shall be due on a quarterly basis, payable in advance on June 8, September 8, December 8 and March 8 of each year through the remainder of the initial lease term as set forth in Article 2-2(B). Additional rent shall be calculated from the appraised value of Twenty Seven Million Dollars ($27,000,000) less the Seven Million Two Hundred Fifty Thousand Dollars ($7,250,000) paid pursuant to Article 3-1, resulting in a “Base Value” of Nineteen Million Seven Hundred and Fifty Thousand Dollars ($19,750,000). Additional rent shall be based on the average 90-day Treasury bill rate (“T-bill Interest Rate”) for the 30 day period prior to the Novation Date, adjusted annually not to exceed a one percent increase each year. The T-bill Interest Rate is calculated by averaging the four prior weekly 90-day Treasury bill auction result discount rates reported by the Department of the Treasury, Bureau of Public Debt (or equivalent source, should that source not be available during the term of the Lease). The additional rent (in quarterly payments) shall be calculated according to a standard amortization formula as shown in Appendix C. The parties hereby confirm that such additional rent obligation commenced on the first quarterly payment date immediately following the Novation Date and that Lessee is current in its payment obligations to the Lessor as of the date hereof.

ARTICLE 3-3 MANAGEMENT FEE

Commencing after the Novation Date, Lessee shall pay to Lessor an annual management fee (the “Management Fee”) payable on each October 1, of the term of the Lease. As of the date hereof, the management Fee is Two Hundred Ninety-Two Thousand One Hundred Forty-Five Dollars ($292,145). The Management Fee shall be adjusted annually by the amount of the change in the Consumer Price Index (W) for the Washington D.C. metropolitan area.

ARTICLE 3-4 PARKING FEE

Commencing after the Novation Date, Lessee shall pay to Lessor, from and after the Novation Date, a parking fee (the “Parking Fee”) on each October 1, as compensation for 15 designated street parking spaces on International Drive immediately in front of the Property. As of the date hereof, the Parking Fee is Twenty-Eight Thousand One Hundred Forty Dollars ($28,140). The amount of the Parking Fee shall be adjusted annually to reflect the average of three prevailing commercial rates for unreserved parking spaces in the vicinity of the International Center.

PART IV

INTERNATIONAL CENTER DEVELOPMENT

ARTICLE 4-1 GENERAL PURPOSE

This Lease is entered into for the purpose of furthering the development, use and maintenance of the International Center. The United States, acting through the Secretary as Lessor, shall be responsible in the manner and to the extent provided for herein generally for improvements to be constructed and maintained on or in connection with public grounds, spaces, streets and utilities except as otherwise expressly provided in this Lease. The Lessee shall be responsible in the manner and to the extent provided for herein generally for (1) construction and maintenance of Improvements on the Property and (2) for payments and charges as provided herein.

PART V

DEMOLITION, INSTALLATION OF UTILITIES

ARTICLE 5-1 DEMOLITION

Subject to compliance with applicable law and Article 6-2, the Lessee may, at the Lessee’s expense, demolish any structures and improvements on the Property.

ARTICLE 5-2 INSTALLATION OF UTILITIES

The Lessee may install, maintain, modify, remove, or relocate, at the Lessee’s expense, sanitary sewer, storm sewer, telephone, water and electric facilities (and if available and desired by the Lessee, gas facilities) to the boundary line of the Property in size sufficient to provide service of such utilities for the Improvements and to perform the Lessee’s obligations under Article 2-6(D). In addition, the installation and maintenance cost of utility connections between the Improvements and the point of connection for public utilities at the boundary line of the Property shall be the Lessee’s responsibility. The Lessor and the Lessee shall be jointly responsible for obtaining all permits or licenses, unless entitled to exemption therefrom, required for any such connection or installation, but any costs and fees required to be paid in connection therewith shall be payable by the Lessee.

ARTICLE 5-3 AVAILABILITY OF SITE PLANS AND SITE TESTS

The Lessor shall make available to the Lessee at any time upon request, prior or subsequent to the execution of this Lease, any plans, specifications or site conditions documentation available to the Lessor which relate to the Property, together with all tests and documents referred to or incorporated into such plans, specifications or documentation concerning the condition of the Property; provided, however, that notice is hereby given and acknowledged that the Lessor cannot warrant the usability, correctness or completeness of any such testing, documents or information developed thereby, other than for the purposes for which intended, and the Lessee therefore will assume full and sole responsibility for the applicability or use as it may deem appropriate of such testing, documents or information.

PART VI

IMPROVEMENTS

ARTICLE 6-1 GOVERNMENTAL REQUIREMENTS; SITE COORDINATION

(A) Applicable governmental requirements (if any) relating to building construction, equipment and maintenance shall apply to work or services performed on behalf of the Lessee in connection with Improvements, in accordance with Section (3) of the Act. From and after the date hereof, any alterations to the Improvements or new construction shall be performed in accordance with plans (the “Improvement Plans”) designed to ensure that such specific alterations or newly constructed space are consistent with the then-prevailing District of Columbia codes and regulations relating to building construction, equipment, and maintenance; and upon completion shall be inspected by an architect or other qualified professional to certify that such specific alterations or newly constructed space comply with such Improvement Plans, at Lessee’s cost and expense.

(B) The Lessee expressly agrees to coordinate, through the Lessor, or in such other manner as may be determined satisfactory by the Lessor, any construction activity in connection with the Property or the Park Areas undertaken by the Lessee at any time to the extent that Lessor determines that such activity may adversely affect or interfere with the use of public streets or public space or areas of the International Center other than the Property, with other construction or related activity on or in the vicinity of the Property undertaken to complete public improvements, improvements by other lessees of the International Center, the construction of METRO transit facilities and other Federal or District public projects adjacent to the International Center site, and the development of streets, roads, utilities and other public improvements related to the development of the International Center or to public projects adjacent thereto. The Lessee shall not permit any materials to be stored on the Park Areas and the Lessee shall install and maintain appropriate fencing to protect the Park Areas from damage when performing work adjacent to the Park Areas. The Lessee agrees to insert in any contract or agreement for construction or services such provisions as may be necessary to ensure notice of and adherence to this Article by any contractor(s) or person(s) acting on behalf of the Lessee.

(C) Notwithstanding the provisions of Article 6-1(B), Lessor’s consent shall not be required for interior construction, equipment, or maintenance activity so long as such activity does not adversely affect or interfere with the use of public streets or public space or areas of the International Center other than the Property.

ARTICLE 6-2 CHANGES IN IMPROVEMENTS

(A) As provided in the Act, Improvement Plans showing the location, height, bulk, number of stories, size of, and the provisions for open space and off-street parking shall be approved by the Planning Commission. Also as provided in the Act, Improvement Plans showing the height and appearance, color, and texture of the materials of exterior construction shall be approved by the Commission of Fine Arts.

(B) The Lessee, on behalf of itself, its successors or assigns, covenants and agrees that no modification, addition, demolition or other change that requires, pursuant to the Act, the approval of the Planning Commission or the Commission of Fine Arts shall be undertaken after completion of the initial Improvements if in the reasonable determination of the Secretary, such change could impair the safety or security of the International Center or the Secretary reasonably demonstrates that the change could impair the continued operation of the International Center or could be contrary to the character of commercially acceptable uses or occupants in the surrounding area.

(C) In addition, the Lessee, on behalf of itself, its successors or assigns, covenants and agrees that no modification, addition, demolition or other change that requires, pursuant to the Act, the approval of the Planning Commission or the Commission of Fine Arts shall be undertaken after completion of the initial Improvements unless and until the proposed change shall be submitted in advance through the Lessor to the Planning Commission and/or the Commission of Fine Arts, to the extent of their respective jurisdictions, and either, determined (A) to be minimal in scope or otherwise entitling Lessee to proceed with the proposed change without further approval, or (B) to be subject to approval in accordance with applicable procedures of such Commission(s). The Lessee further covenants and agrees that the Lessor may exercise any legal rights and remedies available to it with respect to non-compliance with this Article, including but not limited to injunctive relief in connection with any contractor or other party performing or asserting an obligation to perform any work on the Premises contrary to this Article.

ARTICLE 6-3 REPAIRS AND MAINTENANCE OF THE PREMISES

The Lessee, throughout the term of this Lease, without cost and expense to the Lessor shall take reasonable and proper care of the Premises and the Park Areas and shall keep the same in good order and condition. All repairs and replacements made by the Lessee shall be at least equal in quality and workmanship to the work being repaired or replaced, as the case may be.

ARTICLE 6-4 EASEMENTS

This Lease shall be subject to the following easements: (i) a no cost right of ingress and egress upon all portions of International Drive, as shown on Appendix E attached hereto and hereby made a part hereof, in favor of Lessee, its Transferees, as defined in Article 7-1(B), agents, employees, contractors and invitees, for the purpose of pedestrian and vehicular access to the Property, and (ii) a utility easement to International Drive in favor of Lessee and its Transferees, in the location shown on Appendix F attached hereto and hereby made a part hereof, which easement shall be granted by Lessor at no cost to Lessee and its Transferees (except that Lessee and its Transferees shall be responsible for the costs of any repairs or maintenance necessary in connection with such easement).

PART VII

GENERAL CONDITIONS

ARTICLE 7-1 SUBLEASE OR ASSIGNMENT; LIMITATIONS

(A) No sublease, assignment or other transfer of the Premises or any part thereof shall be entered into or effected by action of law or otherwise between the Lessee and any third party authorizing or involving any use, possession or occupancy of the Premises or any portion thereof, except as provided hereinafter.

(B) Lessee shall have the right to assign and transfer this Lease (1) to an International Organization or a foreign government acceptable to Lessor, for the official uses of an International Organization or for Legation purposes, or to an agency or instrumentality of the United States Government; (2) to a Non-Official Party, as provided in Article 7-2 or as otherwise provided by the express terms of the Lease, for the purpose of performing Lessee’s obligations to construct, reconstruct, repair, or maintain Improvements and/or transfer by such Non-Official

Party to an International Organization or a foreign government for the official uses of an International Organization or for Legation purposes or to an agency or instrumentality of the United States Government; or (3) by novation to the Successor Entity upon transfer of the Improvements to the Successor Entity.

In addition, Lessee shall have the right to assign, sublet or otherwise transfer (collectively, a “Transfer”) its interest (in whole or in part) in the Improvements, the Property and/or the Parks (hereinafter defined) to one or more assignees, subtenants or transferees (individually, a “Transferee” and collectively, “Transferees”), subject to Lessor’s prior written or deemed consent, as applicable (except as provided in the preceding sentence), which consent may be granted, conditioned or denied in accordance with the standard set forth below. Lessee shall provide Lessor with a written request for consent to such Transfer at least sixty (60) days prior to the date of the proposed Transfer, which request shall contain the proposed Transferee’s intended use, development or occupancy of all or any portion of the Improvements, the Property and/or the Parks, including a detailed explanation of the nature and purpose thereof, at the address of Lessor pursuant to Article 9-3 of the Lease. Lessee shall also provide promptly such additional information as may reasonably be requested by Lessor. Lessor shall provide its consent to such a Transfer unless, in the reasonable determination of the Secretary, the use, development or occupancy by the proposed Transferee could impair the safety or security of the International Center or the Secretary reasonably demonstrates that the use, development or occupancy could impair the continued operation of the International Center or could be contrary to the character of commercially acceptable uses or occupants in the surrounding area. Lessor shall inform Lessee in writing of the Secretary’s basis for any stated concerns, and shall indicate whether each such concern is a safety or security issue or a continued operation or incompatibility with surrounding area concern. If Lessor does not approve or disapprove the proposed Transfer in writing within thirty (30) calendar days of Lessor’s confirmed receipt of Lessee’s request for consent to such Transfer, Lessee shall provide Lessor with a second request for consent to the proposed Transfer. In the event Lessor does not approve or disapprove the proposed Transfer in writing within ten (10) calendar days after Lessor’s confirmed receipt of such second request from Lessee, the proposed Transfer and the intended use, development and/or occupancy shall be deemed acceptable and no further action of Lessee shall be required except to provide Lessor with progress updates on the intended use, development and/or occupancy as may be reasonably requested by Lessor or to satisfy any conditions imposed by Lessor, provided such conditions relate to the safety or security of the International Center. Any such determination based on safety or security considerations must be made personally by the Secretary, without delegation, and shall be final and conclusive as a matter of law. Any such determination based on damage to the continued operation of the International Center or incompatibility with the character of commercially acceptable occupants or uses in the surrounding area shall be subject to judicial review.

In the event Lessee or any Transferee fails to submit any proposed Transfer, use, development, and/or occupancy of all or any portion of the Property to Lessor for prior approval or violates any condition imposed by Lessor (provided such conditions relate to the safety or security of the International Center), the United States may obtain legal relief before the appropriate Federal court to enjoin any such Transfer, use, development, and/or occupancy or violation and obtain any appropriate legal or equitable remedies to require full and immediate compliance with the terms and conditions of this Article 7-1(B). In addition, any Transfer of any interest in all or any portion of the Property in violation of the conditions set forth in this Article 7-1(B), or otherwise imposed by Lessor (provided such conditions relate to the safety or security of the International Center), shall be null and void. In confirmation of the foregoing, Lessee, for itself and its Transferees, hereby consents to the filing of the request for legal relief by the United States, waives any and all defenses to the action and consents to the entry of a judgment in favor of the United States for any action relating to or arising out of (i) Lessee’s failure to submit a written request for consent to any proposed Transfer, use, development, and/or occupancy of any interest in all or any portion of the Property to Lessor for prior approval, or (ii) the Secretary’s written disapproval based on safety or security considerations. In the event Lessor provides Lessee with written disapproval of any proposed Transfer, use, development, and/or occupancy on the basis of damage to the continued operation of the International Center or incompatibility with the character of commercially acceptable occupants or uses in the surrounding area, Lessee, for itself and its Transferees, hereby agrees not to Transfer any interest in all or any portion of the Property and consents to the imposition of an injunction on such proposed Transfer, use, development, and/or occupancy, unless and until an agreement is reached with Lessor permitting such Transfer, use, development, and/or occupancy, or a final judgment is rendered in Lessee’s favor by a court of competent jurisdiction.

Lessor shall not be entitled to share with Lessee in any profits arising from such Transfer. Lessor shall have no right to recapture the Improvements, the Property and/or the Park(s), or any part thereof, in connection with any such Transfer. The provisions of this Article 7-1(B) shall apply to any Transfers by Lessee or any subsequent Transferees.

(C) Any proposed transferee pursuant to Article 7-1(B), by instrument in writing satisfactory to the Lessor and in a form recordable among the land records of the District of Columbia, shall agree, for itself and its successors and assigns, and expressly for the benefit of the Lessor, to be subject to all the obligations, conditions and restrictions to which the Lessee is subject under this Lease, except as otherwise agreed to by the Lessor in writing, and except for such obligations, conditions or restrictions not applicable to the transferee if a Non-Official Party.

(D) The Lessee shall notify the Lessor in writing of the availability of space excess to the needs of the Lessee (including any space available for sublease upon the expiration of the term of any sublease) and the terms and conditions of a proposed sublease thereof (hereinafter referred to as the “Sublease Proposal”), subject to the provisions in Article 7-1(E) and (F), and the Lessee shall offer to make available such space for sublease in accordance with the Sublease Proposal to a Priority Subtenant (as hereinafter defined), which Priority Subtenant shall be designated by the Lessor and approved by the Lessee, which approval shall not be unreasonably withheld, in which event the Lessor shall have the right to require the Lessee to sublease such space in accordance with the Sublease Proposal to such Priority Subtenant, provided that the Lessor so advises the Lessee (and such Priority Subtenant accepts in writing such Sublease Proposal) prior to the expiration of ninety (90) days after the date of such written notice from the Lessee to the Lessor. In exercising such rights, the Lessor shall give first priority to selecting an international organization or foreign government. For purposes of this Article 7-1, the term “Priority Subtenant” shall mean a subtenant that is (1) an International Organization, (2) a foreign government, (3) an agency or instrumentality of the United States Government or (4) a non-profit or governmental organization or agency which is engaged in international activities. In the event that the Lessor does not exercise such option within such ninety (90)-day period, such option shall continue to be exercisable by the Lessor with respect to the space covered by the Sublease Proposal until the earlier of the date on which the Lessee submits a new Sublease Proposal to the Lessor with respect to such space or the Lessee executes a lease or a letter of intent with a subtenant with respect to such space.

(E) On or after the Novation Date, in the event that any Sublease Proposal is accepted by a foreign government pursuant to Article 7-1(D), the annual rental rate payable by such foreign government shall be at rates at least as favorable as rates offered to other commercial lessees.

(F) On or after the Novation Date, in the event that any Sublease Proposal is accepted by an agency or instrumentality of the United States Government pursuant to Article 7-1(D), the annual rental rate payable by the United States Government shall be at rates at least as favorable as rates offered to other commercial lessees.

(G) On or after the Novation Date, if the Lessor does not exercise its rights under Article 7-1(D) to have the Sublease Proposal accepted by a Priority Subtenant, the Lessee shall have the right, subject to obtaining approval by the Lessor of the subtenant (which approval shall be granted unless Lessor demonstrates that leasing space to the proposed subtenant will damage the operations or security of the International Center or will be contrary to the character of commercially acceptable occupants in the surrounding neighborhood), (1) to sublease such space to any Priority Subtenant, or (2) to sublease such space to any person or entity other than a Priority Subtenant.

(H) Lessee shall be entitled to sublease in whole or in part to another entity or other entities subject to obtaining approval by the Lessor of the subtenant (which approval shall be granted unless Lessor demonstrates that subleasing the Lease to the proposed subtenant will damage the operations or security of the International Center or will be contrary to the character of commercially acceptable occupants in the surrounding neighborhood). After 4 years from the Novation Date, all percentage subtenant leasing restrictions will be removed.

ARTICLE 7-2 MORTGAGE OR ENCUMBRANCE OF THE PROPERTY; LIMITATIONS.

The Lessee shall have the right to encumber, pledge, or convey its right, title and interest in and to the Premises or any portion thereof by way of Mortgage, including any related transfer or assignment, subject to the provisions herein and in Article 7-3.

ARTICLE 7-3 MORTGAGE RIGHTS

If a Mortgagee sends the Lessor a copy of the Mortgage, together with written notice specifying the name and address of the Mortgagee, the following provisions shall apply so long as such Mortgage remains unsatisfied of record:

(A) There shall be no cancellation, surrender, modification or amendment of this Lease by joint action of the Lessor and the Lessee without the prior consent in writing of the Mortgagee.

(B) The Lessor shall, upon serving the Lessee with any notice of default or any notice of termination of this Lease pursuant to Article 8-2(B)(2), simultaneously serve a copy of such notice upon each Mortgagee, which notice shall not be effective until served on each such Mortgagee. Each such Mortgagee shall thereupon have the same period, after service of such notice upon it, to remedy or cause to be remedied the defaults complained of as does the Lessee, plus an additional period of thirty (30) days, and the Lessor shall accept such performance by or at the instigation of such Mortgagee as if the same had been done by the Lessee.

(C) In addition to the foregoing provisions and notwithstanding that a Mortgagee may not have acted pursuant to such provisions, if, by reason of the occurrence or continuance of an uncured default, this Lease is terminated, the Lessor shall, on written request of a Mortgagee made at any time within thirty (30) days after such Mortgagee has received a written notice from the Lessor that this Lease has been terminated pursuant to Article 8-2, enter into a new lease of the Premises with such Mortgagee or its designee on such day designated by the Lessor that is within twenty (20) days after receipt of such request, which new lease shall be effective as of the date of such termination of this Lease for the remainder of the term of this Lease and upon the same terms, covenants, conditions and agreements as are herein contained; provided that such Mortgagee shall, on or prior to the execution and delivery of such new lease, agree in writing that promptly following the delivery of such new lease, such Mortgagee or its designee shall, with reasonable diligence, perform or cause to be performed all of the covenants and agreements herein contained on the Lessee’s part to be performed to the extent that the Lessee shall have failed to perform the same to the date of delivery of such new lease. The Lessor shall have no obligation to deliver physical possession of the Premises to such Mortgagee unless the Lessor at the time of the execution and delivery of such new lease has obtained physical possession thereof. The parties hereto intend that such new lease shall have the same relative priority in time and in right as this Lease and shall have the same right, title, interest, powers and privileges of the Lessee hereunder in and to the Premises, including automatic vesting of the Lessor’s title and interest in and to the Improvements and appurtenances on the Premises, until expiration of the term of this Lease as the same may be extended.

(D) If at any time there shall be more than one Mortgage constituting a lien on this Lease and the leasehold estate hereby created, the Mortgagee prior in lien to all others shall be vested with the rights (and thereby subject to the requirements) under this Article 7-3 to the exclusion of any junior Mortgagee; provided, however, that if the Mortgagee prior in lien to all other Mortgagees fails or refuses to exercise the rights set forth under this Article 7-3, each Mortgagee junior in lien in the order of priority of their respective liens shall have the right to exercise such rights.

(E) Any Mortgage or any transaction which has the effect by operation of law or otherwise of creating an interest in any third party in the Premises or any part thereof, shall contain or shall be construed to contain the express provisions.

(i) that the Lessor does not thereby consent to subordination of its interests reserved under this Lease or as owner of title to the Property;

(ii) that it confers upon the Mortgagee no right, title or interest in and to the Premises or to the portion thereof subject to such Mortgage, or in any improvements thereon, except those enjoyed by the Lessee pursuant to this Lease;

(iii) that no use, possession or occupancy may result in favor of any Mortgagee, except for assumption of Lessee’s obligations for construction, repair or maintenance of Improvements thereon, and/or transfer to a foreign government or international organization for purposes authorized herein; and

(iv) that upon foreclosure, if any, all terms and conditions herein shall be fully binding upon any purchaser at foreclosure or grantee under a deed in lieu of foreclosure.

(F) There shall be no merger of a leasehold estate created by this Lease with an ownership (fee) estate in the Property by reason of the fact that the same party may own or hold (1) the leasehold estate created by this Lease or any interest in such leasehold estate, and (2) any ownership interest in the Property and no such merger shall occur unless or until all parties, including any Mortgagee, having any interest in (a) the leasehold estate created by this Lease, and (b) the ownership (fee) estate in the Property, shall join in a written instrument effecting such merger and shall duly record the same.

ARTICLE 7-4 PUBLIC CHARGES

The Lessee, from the date of execution of the Original Lease, and so long as the term of this Lease shall not have expired or terminated pursuant to the terms hereof, shall be responsible for and agrees to pay and discharge (to the extent Lessee is determined by proper authority to be liable therefor in the event such debt is contested) all water rents, sewer rents, and charges, duties, license and permit fees, and other charges for public utilities of any kind. (All such rents, charges, duties or fees may hereinafter be referred to as “public charges”). Nothing herein shall be construed to render the Lessee liable for property tax assessments or for any public charges or taxes of any nature whatsoever from which it is or may be entitled to exemption. If at any time during the term of this Lease the Government of the United States is not the Lessor hereunder and such Lessor is not exempt from the payment of taxes imposed with respect to the Property, the Lessor shall pay all such taxes when the same become due and payable.

ARTICLE 7-5 MECHANICS’ LIENS

(A) If any mechanics’ lien or other lien or charge arising from debts, obligations or liabilities undertaken or contracted for in connection with any work being performed or any materials being furnished to Lessee or an agent thereof shall be filed or made against the Property or the Improvements or any part thereof, or if any such lien or charge shall be filed or made against Lessor as owner, then Lessee, at Lessee’s cost and expense, shall cause the same to be cancelled and discharged of record by payment thereof or filing of a bond or otherwise, if so required, or shall defend to the extent deemed necessary by the Lessee, at Lessee’s cost and expense, any action, suit or proceeding which- may be brought for the enforcement of such lien or charge, and shall pay any damages, costs and expenses suffered or incurred therein by Lessor, and shall satisfy and discharge any judgment entered therein; provided, however, that any such liens or charges arising from the performance of work by the Lessor or the Lessor’s agents or contractors shall be satisfied and discharged by the Lessor.

(B) Notice shall be given by the Lessee to all contractors, subcontractors, suppliers or persons or firms performing services, that the Lessor shall not be liable for any work performed for the Lessee in the construction, reconstruction, alteration, maintenance or repair of Improvements, or for any materials furnished in connection therewith and that no mechanics’ or other lien for such work or materials may be permitted to attach to the reversionary or other interest of Lessor.

ARTICLE 7-6 FIRE AND OTHER CASUALTY; RESTORATION AND REPAIR

If the Improvements now or hereafter situated on the Property or the Park Areas should at any time during the term of this Lease be damaged or destroyed by fire or otherwise, the Lessee shall restore and rebuild the Improvements to the same condition in accordance with the Final Improvements Plans or in accordance with such plans and specifications as are approved by appropriate public authorities in accordance with Article 6-2. Such restoration and rebuilding shall be undertaken with reasonable diligence, taking into account the time necessary (A) to collect funds necessary for such restoration and rebuilding (through insurance proceeds or otherwise), (B) to determine the manner in which such restoration and rebuilding will be performed, (C) to perform such restoration or rebuilding and (D) to obtain any necessary approvals of public authorities. Failure of the Lessee to restore and rebuild shall be deemed a default for purposes of Article 8-2(B)(2).

ARTICLE 7-7 INSURANCE COVERAGE

(A) At all times during the term of this Lease, Lessee shall keep Improvements hereafter erected or which are being erected on the Property or the Park Areas, and all construction equipment used in connection therewith, insured by insurance companies licensed and registered to do business in the District of Columbia against (1) loss or damage to Improvements in an amount representing no less than eighty percent (80%) of the full insurable value (the term “full insurable value” to mean the actual replacement cost, excluding foundation and excavation cost and cost of underground structures, utilities, pipes and drains), which shall be adjusted not less than every five (5) years from the date of issuance of such insurance; and (2) comprehensive third party liability and property damage insurance, such insurance to afford minimum protection, during the term hereof, of not less than $500,000 in respect of bodily injury or death to any one person, and of not less than $1,000,000 in respect of any one occurrence, and of not less than $100,000 for property damage, which liability insurance shall waive any right of the insurer to invoke any privilege or immunity (as an International Organization or sovereign government) of the Lessee. The minimum liability insurance amounts set forth in clause (2) above shall be increased annually on each anniversary of the date of execution of the Original Lease by an amount determined by multiplying each such amount by a fraction, the numerator of which shall be the Consumer Price Index (as hereinafter defined) for the most recent month for which the Consumer Price Index is published preceding the date of such increase and the denominator of which shall be the Consumer Price Index for the most recent month for which the Consumer Price Index is published preceding the date of execution of the Original Lease. For purposes of this Article 7-7(A), the term “Consumer Price Index” shall mean the Consumer Price Index for Urban Wage Earners and Clerical Workers, All Items, for the Washington, D.C. metropolitan area (1977=100) promulgated by the United States Bureau of Labor Statistics. If the Consumer Price Index is discontinued, the successor (or if there is no successor, the most comparable) cost-of-living index shall be used in lieu of the Consumer Price Index for purposes of this Article 7-7(A). The Lessee shall provide copies from time to time, as required by the Lessor, of certificates of insurance obtained and maintained pursuant to this Article.

(B) Except to the extent the parties agree otherwise, all proceeds of casualty insurance received by the Lessee shall be held by the Lessee and applied for the purpose of completion of restoration or repair required under Article 7-6 unless this Lease shall be first terminated, in which event funds shall be held in trust to the extent necessary to provide for restoration or repair or for demolition and clearance of remaining structures or improvements if undertaken by the Lessor within six (6) months from the date of termination.

(C) In the event the Lessee at any time fails to secure and maintain in full force and effect any or all of the insurance required pursuant to the foregoing provisions of this Article, the Lessor, at its option, may procure or renew such insurance, and all premiums paid therefor by the Lessor shall be treated as additional rent payable by the Lessee. The Lessor shall notify the Lessee in advance of the date, purposes and amounts of any such payments proposed to be made by it under this provision.

ARTICLE 7-8 INDEMNITY; PAYMENT OF JUDGMENTS AND CLAIMS

Lessee will indemnify and save harmless the Lessor, its agents, assigns, or contractors from and against any and all liability for actual loss or damages, including but not limited to fines, penalties, settlements or judgments (to the extent that the same are not paid out of the proceeds of any policies of insurance or otherwise) resulting from claims of any nature arising from the negligence of Lessee (including its agents, employees or contractors) in connection with the possession, use, and occupancy of the Premises and adjoining sidewalks and public spaces which the Lessee is obligated to maintain. The Lessee shall satisfy, pay and discharge any and all judgments, to the extent that the same arise from the negligence of the Lessee, that may be imposed against the Lessor in any action or actions in which Lessor may be a party defendant, or that may constitute a lien against any interest of the Lessor in the Premises.

ARTICLE 7-9 RIGHTS OF LESSOR TO ENFORCE

In amplification, and not in restriction, of the provisions of Article 2-7, the United States as Lessor shall be deemed the beneficiary of the agreements and covenants herein, both in its own right and also for the purpose of protecting the interests of the International Center and any part thereof. Such agreements and covenants shall run in favor of the United States for the entire period during which such agreements and covenants shall be in force and effect without regard to whether the Secretary, as representative of the United States, or any other agency of the United States, remains or is an owner of any land in the International Center or any interest therein. The United States shall have the exclusive right, in the event of any breach of any such agreement or covenant, to exercise such rights and remedies, and to maintain any actions or suits at law or in equity or other proper proceedings to enforce the curing of such breach of Agreement or covenant, to which it may be entitled.

ARTICLE 7-10 LIMITATIONS OF THIRD PARTY RIGHTS; NOTICE

No provision of this Lease referring to rights or obligations limited to sovereign governments or International Organizations (including, but not limited to, Article 2-1 and Article 7-11) shall confer any rights or benefits on any third party, nor shall any third party be entitled to plead any such provision as a defense to or as a basis for any claim or action arising in connection with this Lease. This Article shall apply to any party deemed by operation of law to be a third-party beneficiary hereunder or entitled to claim benefits as a third party in any court having jurisdiction thereof.

ARTICLE 7-11 AVAILABILITY OF FUNDS; APPROPRIATIONS

The obligations undertaken herein by or on behalf of any agency of the United States shall be subject to the availability of funds appropriated therefor by the Congress or available from the disposition of properties within the International Center in accordance with the terms of this Lease, or otherwise as provided by law. This provision shall also apply to any obligation undertaken by a sovereign government (or International Organization) Lessee, as between such Lessee and the United States as Lessor.

PART VIII

DELAY, TERMINATION, REMEDIES

ARTICLE 8-1 DELAY IN PERFORMANCE

For the purposes of any of the provisions of this Lease, neither party shall be considered in breach of or in default of its obligations, in the event of delay in the performance of such obligations due to causes beyond its control and without its fault or negligence, including, but not restricted to, coordination of work with contractors or agencies not controlled by the party incurring delay, force majeure, acts of the Government or of the District of Columbia or of any court of competent jurisdiction (except in the event of delay by either party for acts of any agency thereof having jurisdiction over or responsibility for the performance of any obligations herein), acts of the public enemy, fires, floods, epidemics, quarantine restrictions, strikes, freight embargoes, and severe weather, or delays of contractors or subcontractors due to any of the above causes; it being the purpose and intent of this provision that in the event of the occurrence of any such enforced delay, the time or times for performance of the obligations of either party shall be extended for any period of delay proximately caused thereby.

ARTICLE 8-2 DEFAULT; REMEDIES AND PROCEDURES

(A) The failure of the Lessor or the Lessee to comply with any of the terms, covenants or conditions to be performed by such party hereunder shall constitute a default hereunder. Upon the occurrence of a default, either party may submit notice to the other of a default by the other party.

(B) Except to the extent otherwise provided herein, in case such default shall not be cured or remedied, or reasonable efforts undertaken for that purpose within sixty (60) days after receipt of the notice of default as required in the preceding paragraph, the complaining party may:

(1) Institute such proceedings as may be necessary or desirable in its opinion to cure and remedy such default, including but not limited to, proceedings to compel specific performance by the party in default of its obligations; or

(2) Terminate this Lease in the event of material default, by issuing notice of termination which shall be effective nine (9) months from the date of issuance provided that such termination shall not be effective if such default is cured prior to the expiration of such nine (9) month period and provided further that if such default is of such nature that it is not susceptible of being cured with reasonable diligence within such nine (9) month period, such termination shall not be effective so long as the defaulting party is continuing to use reasonable diligence to endeavor to cure such default.

ARTICLE 8-3 RIGHT OF TRANSFER IN LIEU OF REMEDIES

The Lessee shall have the right, notwithstanding any other provision in this Lease, after a notice of termination has been issued and prior to the date upon which termination of this Lease becomes effective pursuant to Article 8-2(B)(2) (unless the Lease term will have expired during such period) to sublease, assign or transfer the Premises in accordance with the terms of Article 7-1, subject to satisfaction of all debts and liabilities attaching thereto, for the remainder of this Lease upon such terms and conditions as it may deem appropriate, in lieu of all other remedies or payments in this Part VIII.

ARTICLE 8-4 TERMINATION

(A) In the event of termination, whether by expiration of the Lease term or prior termination by default or otherwise, and if the Premises are not otherwise disposed of pursuant to Article 8-3, the Lessor shall have the right, after the date upon which termination of this Lease becomes effective pursuant to Article 8-2(B)(2), of reentry and repossession of the

Premises, excluding therefrom moveable fixtures, furnishings, equipment or personal property of any kind and nature, and the right, title and interest in the Property and Improvements not excluded hereunder shall vest in the Lessor at the time of reentry, subject to the terms and provisions hereinafter.

(B) The Lessee shall remain responsible for maintenance, repair or restoration of the Premises until the right of reentry shall be available to the Lessor or be earlier granted by the Lessee.

ARTICLE 8-5 TERMINATION PAYMENTS

(A) In the event of termination, and where disposition of the Premises is not effected under Article 8-3, the Lessor shall pay to the Lessee, subject to any setoffs to which the Lessor is entitled:

(i) an amount equal to all payments of rent or payments in lieu of periodic rent previously paid by Lessee to Lessor hereunder. The foregoing amount shall be reduced by an amount equal to 1/99 thereof times the number of years or portion thereof elapsed from June 8, 1982 to the date of termination.

(ii) an amount equal to the value, as defined hereinafter, of Improvements constructed in accordance with final improvements plans, or of additions or modifications thereto if approved where required in accordance with Article 6-2, and the cost incurred by the Lessee in demolishing structures and improvements pursuant to Article 5-1. The foregoing amount shall be reduced by an amount equal to 1/75 thereof times the number of years or portion thereof elapsed from the date of substantial completion of the Improvements.

(iii) the amounts in (i) and (ii) shall, in the event of default by the Lessor, be increased by an amount equal to the balance thereof payable on the date of termination times the statutory rate of interest payable for judgments against the United States effective on the date of termination, and in the event of default by the Lessee, the amounts payable shall be decreased in like manner; it being expressly agreed by the parties, for and on behalf of themselves and their successors in interest or assigns, if any, that the amount(s) of increase or decrease under (iii) herein shall be as and for liquidated damages for or on behalf of the non-defaulting party.

(B) The value of Improvements for purposes of this Part VIII, unless otherwise provided herein, shall be based on actual site cost to the Lessee of materials, equipment, labor, and direct site overhead and services required for construction or installation of Improvements remaining on or within the Premises, but shall not include offsite overhead or services. In the event existing Improvements are required to be removed, then the value of such Improvements shall be salvage value less the cost of such removal.

(C) Limitation on Payments: The Lessor shall not be required to make any payment hereunder except from rental proceeds or payments in lieu thereof received from time to time from substitute Lessees or other transferees or otherwise from disposition of the Premises or any interest therein. Any remaining balance payable by the Lessor arising from this Part VIII shall be payable only at such time as appropriations for such payment are made by the appropriate governmental authority of the United States.

ARTICLE 8-6 NON-OFFICIAL PARTIES: NOTICE OF DEFAULT AND TERMINATION

The provisions of Articles 8-2 through 8-4(A) shall not apply to any Non-Official Party other than the Successor Entity. If at any time during the term of this Lease any Non-Official Party shall make default in payments or in the performance or observance of any of the terms, covenants, or conditions of this Lease for sixty (60) days after written notice and demand (in the case of a default that can be practicably cured within said sixty day period), or if such default shall be of such a nature that the same cannot practicably be cured within said period and such Non-Official Party shall not within said period commence with due diligence the curing and performance of such defaulted term, covenant, or condition, or if such Non-Official Party shall thereafter fail or neglect to prosecute and complete with due diligence the curing and performance of such defaulted term, covenant, or condition, then and in any such case, Lessor, at Lessor’s option, may elect to terminate this Lease at any time by giving ninety (90) days’ notice in writing to such successor Lessee, and the term of this Lease shall expire by limitation at the expiration of said last mentioned ninety (90) days’ notice as fully and completely as if said date were the date herein originally fixed for the expiration of the term hereby granted, unless, before the expiration of such ninety (90) day period, such default has been fully cured and corrected or such Non-Official Party is proceeding with due diligence to cure such default in performance.

Upon termination such Non-Official Party shall quit and surrender the Premises to Lessor, without any payment therefor by Lessor, and Lessor, upon the expiration of said last mentioned ninety (90) days’ notice, or at any time thereafter, may reenter the Premises and remove all persons and property therefrom by any suitable action or proceeding at law or equity, and may have, hold or dispose of the Premises subject to the rights of the parties, if any, concerning payment to the Lessee or successor in interest thereto in accordance with the preceding Article 8-5, which shall govern the rights of the parties in the event of termination.

PART IX

ADMINISTRATIVE PROVISIONS

ARTICLE 9-1 INTEREST OF MEMBERS OF OR DELEGATES TO CONGRESS

No member of or delegate to the Congress of the United States of America shall be admitted to any share or part hereof or to any benefit to arise herefrom. This provision shall not limit the right of any such person to dispose of any interest inconsistent therewith prior to the effective date of this Lease or any transaction thereunder.

ARTICLE 9-2 INTEREST OF OFFICERS, EMPLOYEES OR AGENTS

No officer or employee of the Lessor shall participate in any decision relating to this Lease which affects the interests of any corporation, partnership, association, property or commercial activity in which such officer or employee has a direct or indirect substantial interest.

ARTICLE 9-3 APPROVALS AND NOTICES

Approvals, determinations, notices, demands or waivers authorized or required under this Lease shall be effective and valid if personally delivered, sent by United States Registered or Certified Mail, return receipt requested and postage prepaid, facsimile, e-mail, or other electronic transmission, if to the Lessor, addressed to the Lessor at Department of State, Washington, D.C. 20520, Attention: Assistant Secretary for Administration, with copies to the attention of such other persons at the Department of State or at such other address as the Lessor may from time to time designate by written notice to the Lessee, and if to the Lessee, addressed to the Lessee at 3400 International Drive, N.W., Washington, D.C. 20008, Attention: Director, Corporate Services and Real Estate, with copies to General Counsel at the same address, or at such other address as the Lessee may from time to time designate by written notice to the Lessor.

ARTICLE 9-4 AMENDMENTS

This Lease may as amended only by a written document, duly executed by the parties hereto, evidencing the mutual agreement of the parties to such amendment, and such amendments shall be recorded where appropriate in the land records of the District of Columbia.

ARTICLE 9-5 TITLES OF ARTICLES

The titles of the several Articles, Parts, or other divisions of this Lease or of any document attached hereto or incorporated herein are inserted for convenience of reference only and shall be disregarded in construing or interpreting any of the provisions of this Lease.

ARTICLE 9-6 CERTIFICATION OF THE PARTIES

The parties by affixing their signature hereafter do certify that all conditions necessary to the valid execution and delivery of this Lease on their part have been complied with and that all things necessary to constitute this Lease as a valid, binding and legal agreement on the terms and conditions and for the purposes set forth herein have been done and performed, and that the execution and delivery of this Lease on their part have been authorized in-accordance with their respective laws.

ARTICLE 9-7 INVALID PROVISIONS; SAVINGS CLAUSE

If any provision of this Lease is held invalid, the remainder of this Lease shall not be affected thereby.

ARTICLE 9-8 WAIVER OF CONVERSION OF TITLE

The Lessee hereby waives and releases the provision of any law or decision or action of any court of competent jurisdiction now or hereafter existing that would convert Lessee’s leasehold interest or any part thereof in the Property created by this Lease into a fee simple ownership by the Lessee of the Property, and the Lessee agrees that in the event that such law or judicial authority shall treat this Lease as resulting in a transfer of fee simple title in the Property to the Lessee, the Lessee shall, at the request of the Lessor, execute such further documents as may be reasonably required to vest fee simple title to the Property in Lessor subject to the provisions of this Lease.

ARTICLE 9-9 RIGHT OF INSPECTION

The Lessor shall have the right at all times upon prior notice to the Lessee and in company with a representative of the Lessee to inspect all work for purposes of maintenance of the Premises in accordance with the provisions of this Lease.

ARTICLE 9-10 BINDING EFFECT

This Lease shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

PART X

OPTION TO PURCHASE PROPERTY

ARTICLE 10-1 OPTION TO PURCHASE

(A) Lessor hereby grants to Lessee and to any Transferees approved by Lessor as provided herein an option to purchase the Property (the “Option”) on the following terms and conditions. The Option may be exercised at any time after the effective date of legislation enacted by the United States Congress that authorizes the conveyance of the Property to Lessee or a Successor Entity but prior to the expiration or earlier termination of the Lease. Upon Lessee (or its Transferee) notifying Lessor, in writing, of its intention to exercise the Option, Lessor and Lessee (or its Transferee) shall work cooperatively to facilitate the sale of the Property promptly. The purchase price to be paid by Lessee (or its Transferee) to Lessor for the sale of the Property (the “Purchase Price”) shall be equal to the appraised value of the Property in fee simple without encumbrances, less the sum of (a) $7,250,000, and (b) all Additional Rent payments made by Lessee under Article 3-2 of this Lease.

(B) If Lessee desires to exercise the Option, it shall notify the Lessor in writing. Lessor shall, at its own cost, obtain an appraisal of the Property as unencumbered fee simple land, suitable for use as commercial office/retail property within 120 days. If Lessee does not accept the appraisal, Lessee may obtain a second appraisal at its own cost. If the Lessor and

Lessee do not agree on the appraised value based on the first two appraisals, the two appraisers shall select a third appraiser to prepare a third appraisal, the cost of which shall be borne equally by Lessor and Lessee. As among the three appraisals, the middle appraised value shall be binding.

(C) All closing costs of any nature not otherwise expressly allocated herein, including, without limitation, filing fees, conveyancing, examination of title, title insurance, survey, settlement fees, tax certificates, if any, and notary fees, shall be shared and allocated between the parties in accordance with the customary allocation of such items in the District of Columbia in commercial transactions between private parties. Notwithstanding the foregoing, Lessee (or its Transferee) shall pay the District of Columbia Real Property Deed Recordation Tax at settlement. Lessor shall be responsible for paying the District of Columbia Real Property Deed Transfer Tax in respect of this transaction, provided Lessor may file a claim for exemption therefrom. Nothing herein is intended to modify the applicability or effect of any statutory exemptions from recordation or transfer taxes otherwise applicable to this transaction. Lessee (or its Transferee) shall pay its own attorneys’ fees and any costs arising out of Lessee’s (or its Transferee’s) financing arrangements.

(D) The deed conveying the Property from the Lessor to the Successor Entity shall include a provision, which shall run with the land, obligating the Successor Entity to pay fifty percent (50%) of the actual costs incurred by the Lessor for maintenance, repairs, landscaping and improvements only to the extent chargeable to roads and sidewalks contiguous to the Property (not including any parks). Such payment will be made upon receipt of billings from the Department of State.

(E) Upon conveyance of the Property, this Lease shall terminate and Lessee shall have no further obligations hereunder except as specifically provided herein. At the time of such conveyance and at Lessee’ request, Lessor and Lessee shall enter into an agreement obligating Lessor to continue to provide fifteen street parking spaces (or such lesser amount as is agreed upon by Lessor and Lessee for a parking fee adjusted annually to reflect the average of three prevailing, commercial rates for parking in the vicinity of the International Center).

(F) In the event Lessee (or its Transferee) purchases the Property, Lessee (or its Transferee) shall have the option to purchase either or both of Park I or Park III (each a “Park” and together, the “Parks”, and described on Appendix D attached hereto and hereby made a part hereof), provided that the closing of the purchase of either or both of Park I or Park III takes place no later than three (3) years following the effective date of legislation enacted by the United States Congress that authorizes the conveyance of the Property to Lessee (or its Transferee). In such event, the purchase price for Park I shall be $2,217,716, and the purchase price for Park III shall be $1,104,414.

In the event Lessee (or its Transferee) elects not to purchase either or both Park I or Park III within the three (3) year period set forth above, Lessee (or its Transferee) shall have a continuing right of first offer thereafter to purchase or lease such Park or Parks at their fair market value. In the event Lessor, in its sole discretion, elects to sell or lease either Park to a third party more than three (3) years following the effective date of legislation enacted by the United States Congress that authorizes the conveyance of the Property to Lessee (or its Transferee), it shall notify Lessee (or its Transferee), in writing, of its intent to sell or lease, as the case may be, Park I, Park III, or both, as applicable. Lessee (or its Transferee) shall have ninety (90) days within which to notify Lessor of its interest in purchasing or leasing any Park being offered for sale or lease, as the case may be. If Lessor and Lessee (or its Transferee) are unable to agree upon the fair market value of such Park or Parks within ninety (90) days of Lessee’s (or its Transferee’s) notice of expression of interest to Lessor, Lessor shall, at its own cost, obtain an appraisal of such Park or Parks. If Lessee (or its Transferee) does not accept the appraisal, Lessee (or its Transferee) may obtain a second appraisal at its own cost. If Lessor and Lessee (or its Transferee) do not agree on the appraised value based on the first two appraisals, the two appraisers shall select a third appraiser to prepare a third appraisal, the cost of which shall be borne equally by Lessor and Lessee (or its Transferee). The highest and lowest appraised values shall be disregarded and the purchase price or rent, as applicable, shall be deemed to be equal to the remaining appraised value, which amount shall be binding upon the parties. If Lessee (or its Transferee) does not notify Lessor of its intent to exercise its option to purchase or lease Park I, Park III, or both, as applicable, within ninety (90) days from the date it is offered by Lessor to Lessee (or its Transferee) as provided above, Lessor shall be free to sell or lease Park I, Park III, or both, as applicable, on the open market to an outside party within one

(1) year following the expiration of such ninety (90) day period. Should Lessor fail to sell or lease within such one (1) year period, and provided Lessor has not been actively and continuously pursuing the sale or lease, as the case may be, of either or both Parks despite the expiration of such one (1) year period, Lessee’s (or its Transferee’s) right of first offer shall again be applicable in the event Lessor decides to sell or lease either or both Parks.

(G) Subject to the prior written approval of Lessor (which approval may be granted, conditioned or denied in accordance with the standards applicable to Lessor’s consent rights with respect to proposed Transferees) and to all the other terms and conditions set forth in this Lease, Lessee shall have the right to Transfer its Option to a third party. Such Option may be Transferred any time after Lessor has received written notice from Lessee of its intention to Transfer such Option and Lessee has received Lessor’s approval of the proposed Transfer. Notwithstanding the foregoing, no such Transfer shall be effective for any purpose until Lessor is given no less than thirty (30) days’ advance written notice thereof and until Lessor receives (i) an executed counterpart of the instrument of Transfer containing, inter alia, the name, address and telephone number of the Transferee, (ii) an executed instrument of assumption of Lessee’s obligations under the Lease by said Transferee, effective as of the date of the Transfer, and (iii) an affidavit of the Transferee or the managing member, principal, officer, or general partner thereof, setting forth the names and addresses of all individuals or entities having interests in the Transferee and of all directors and officers of the Transferee; provided, however, that if the Transferee is an entity whose stock or ownership interests are publicly traded, the affidavit shall be limited to those individuals or entities with greater than a five percent (5%) ownership interest in the Transferee. Lessee’s right under this Article shall not be assignable or transferable separate and apart from this Lease, it being the intent of the parties that such right and this Lease shall be owned by one and the same party who shall be the Lessee hereunder.

(H) In the event Lessor conveys title to the Property to Lessee or its Transferee, the Lease shall terminate in accordance with Article 10-1(E), above, and the covenants set forth in subsections A. through F., below (with Lessor as “Grantor” and Lessee or its Transferee as “Grantee”), shall be included in the quitclaim deed as covenants running with the land; provided, however, that the covenant granting an easement to access and enter the Property for the purpose of maintaining and repairing the Parks, as set forth in subsection D.(i), below, shall be included in the quitclaim deed as a covenant running with the land only if Lessor (or its successors or assigns) remains the fee owner of the Parks at the time in which the title to the Property is conveyed to Lessee or its Transferee.

A.

Department of State Approval Rights. Grantee shall have the right to assign, lease or otherwise transfer (collectively, a “Transfer”) its interest (in whole or in part) in the Property hereby conveyed to one or more assignees, tenants or transferees (individually, a “Transferee” and collectively, “Transferees”), subject to the prior written or deemed consent, as applicable, of the United States of America, acting by and through the Secretary (“State Department”), which consent may be granted, conditioned or denied in accordance with the standard set forth below. Grantee shall provide the State Department with a written request for consent to such Transfer at least sixty (60) days prior to the date of the proposed Transfer, which request shall contain the proposed Transferee’s intended use, development and/or occupancy of all or any portion of the Property, including a detailed explanation of the nature and purpose thereof, at the following address of the State Department: Department of State, Washington, DC 20520, Attention: Assistant Secretary for Administration, or at such other address as Grantor may, from time to time, designate by written notice to Grantee. Grantee shall also provide promptly such additional information as may reasonably be requested by the State Department. The State Department shall provide its consent to such a Transfer unless, in the reasonable determination of the Secretary, the use, development and/or occupancy by the proposed Transferee could impair the safety or security of the International Center or the Secretary reasonably demonstrates that the use, development and/or occupancy could impair the continued operation of the International Center or could be contrary to the character of commercially acceptable uses or occupants in the surrounding area. The State Department shall inform Grantee in writing of the Secretary’s basis for any stated concerns, and shall indicate whether each such concern is a safety or security issue or a continued

operation or incompatibility with surrounding area concern. If the State Department does not approve or disapprove the proposed Transfer in writing within thirty (30) calendar days of the State Department’s confirmed receipt of Grantee’s request for consent to such Transfer, Grantee shall provide the State Department with a second request for consent to the proposed Transfer. In the event the State Department does not approve or disapprove the proposed Transfer in writing within ten (10) calendar days after the State Department’s confirmed receipt of such second request from Grantee, the proposed Transfer and the intended use, development and/or occupancy shall be deemed acceptable and no further action of Grantee shall be required except to provide the State Department with progress updates on the intended use, development and/or occupancy as may be reasonably requested by the State Department or to satisfy any conditions imposed by the State Department, provided such conditions relate to the safety or security of the International Center. Any such determination based on safety or security considerations must be made personally by the Secretary, without delegation, and shall be final and conclusive as a matter of law. Any such determination based on damage to the continued operation of the International Center or incompatibility with the character of commercially acceptable occupants or uses in the surrounding area shall be subject to judicial review.

B.

Judicial Review and Enforcement. In the event Grantee or any Transferee fails to submit any proposed Transfer, use, development, and/or occupancy of all or any portion of the Property to Grantor for prior approval or violates any condition imposed by the Secretary (provided such conditions relate to the safety or security of the International Center), the United States may obtain legal relief before the appropriate Federal court to enjoin any such Transfer, use, development, and/or occupancy or violation and obtain any appropriate legal or equitable remedies to require full and immediate compliance with the terms and conditions of the Quitclaim Deed. In addition, any Transfer of any interest in all or any portion of the Property in violation of the conditions set forth in this Quitclaim Deed or otherwise imposed by Grantor (provided such conditions relate to the safety or security of the International Center) shall be null and void. In confirmation of the foregoing, Grantee, for itself and its Transferees, hereby consents to the filing of the request for legal relief by the United States, waives any and all defenses to the action and consents to the entry of a judgment in favor of the United States for any action relating to or arising out of (i) Grantee’s failure to submit a written request for consent to any proposed Transfer, use, development, and/or occupancy of any interest in all or any portion of the Property to Grantor for prior approval, or (ii) the Secretary’s written disapproval based on safety or security considerations. In the event Grantor provides Grantee with written disapproval of any proposed Transfer, use, development, and/ or occupancy on the basis of damage to the continued operation of the International Center or incompatibility with the character of commercially acceptable occupants or uses in the surrounding area, Grantee, for itself and its Transferees, hereby agrees not to Transfer any interest in all or any portion of the Property and consents to the imposition of an injunction on such proposed Transfer, use, development, and/or occupancy, unless and until an agreement is reached with Grantor permitting such Transfer, use, development, and/or occupancy, or a final judgment is rendered in Grantee’s favor by a court of competent jurisdiction.

C.	Option to Purchase Parks. Grantee (or its Transferee) shall have the option to purchase either or both of the parks identified on Appendix D attached hereto and hereby made a part hereof (hereinafter referred to as “Park I” or “Park III”, each a “Park” and together, the “Parks”), provided that the closing of the purchase of either or both of Park I or Park III takes place no later than three (3) years following the effective date of legislation enacted by the United States Congress that authorizes the conveyance of the Property hereby conveyed to Grantee (or its Transferee). In such event, the purchase price for Park I shall be $2,217,716, and the purchase price for Park III shall be $1,104,414.

In the event Grantee (or its Transferee) elects not to purchase either or both Park I or Park III within the three (3) year period set forth above, Grantee (or its Transferee) shall have a continuing right of first offer thereafter to purchase or lease such Park or Parks at their fair market value. In the event Grantor, in its sole discretion, elects to sell or lease either Park to a third party more than three (3) years following the effective date of legislation enacted by the United States Congress that authorizes the conveyance of the Property to Grantee (or its Transferee), it shall notify Grantee (or its Transferee), in writing, of its intent to sell or lease, as the case may be, Park I, Park III, or both, as applicable. Grantee (or its Transferee) shall have ninety (90) days within which to notify Grantor of its interest in purchasing or leasing any Park being offered for sale or lease, as the case may be. If Grantor and Grantee (or its Transferee) are unable to agree upon the fair market value of such Park or Parks within ninety (90) days of Grantee’s (or its Transferee’s) notice of expression of interest to Grantor, Grantor shall, at its own cost, obtain an appraisal of such Park or Parks. If Grantee (or its Transferee) does not accept the appraisal, Grantee (or its Transferee) may obtain a second appraisal at its own cost. If Grantor and Grantee (or its Transferee) do not agree on the appraised value based on the first two appraisals, the two appraisers shall select a third appraiser to prepare a third appraisal, the cost of which shall be borne equally by Grantor and Grantee (or its Transferee). The highest and lowest appraised values shall be disregarded and the purchase price or rent, as applicable, shall be deemed to be equal to the remaining appraised value, which amount shall be binding upon the parties. If Grantee (or its Transferee) does not notify Grantor of its intent to exercise its option to purchase or lease Park I, Park III, or both, as applicable, within ninety (90) days from the date it is offered by Grantor to Grantee (or its Transferee) as provided above, Grantor shall be free to sell or lease Park I, Park III, or both, as applicable, on the open market to an outside party within one (1) year following the expiration of such ninety (90) day period. Should Grantor fail to sell or lease within such one (1) year period, and provided Grantor has not been actively and continuously pursuing the sale or lease, as the case may be, of either or both Parks despite the expiration of such one (1) year period, Grantee’s (or its Transferee’s) right of first offer shall again be applicable in the event Grantor decides to sell or lease either or both Parks.

D.

Easements. This Quitclaim Deed is expressly made subject to the following easements: (i) a no cost right of access to and of entry upon all portions of the Property in favor of the United States and its successors and assigns, and its officers, agents, employees, contractors, and subcontractors, for the purpose of maintaining and repairing the Parks for so long as the United States (or its successors or assigns) remains the owner of the Parks, provided such right of access and entry shall be utilized in a fashion to minimize disruption to the operation of the Property. Such easement right shall automatically terminate with respect to each Park upon the conveyance of title in such Park or Parks by the United States (or its successors or assigns) to Grantee or its Transferees. The preceding sentence shall be self-operative and no other instrument shall be required to effectuate such termination, (ii) a no cost right of ingress and egress upon all portions of International Drive, as shown on Appendix E attached hereto and hereby made a part hereof, in favor of Grantee, its Transferees, agents, employees, contractors, and invitees, for the purpose of pedestrian and vehicular access to the Property, and (iii) a utility easement to International Drive in favor of Grantee and its Transferees, in the location shown on Appendix F attached hereto and hereby made a part hereof, which easement shall be granted by Grantor (or its successors or assigns) at no cost to Grantee and its Transferees (except that Grantee and its Transferees shall be responsible for the costs of any repairs or maintenance necessary in connection with such easement). This

Quitclaim Deed is also expressly made subject to any easements, covenants, reservations, or encumbrances existing at the time of conveyance whether or not shown on the public records and Grantee hereby expressly acknowledges and agrees that title is conveyed subject thereto. For matters not shown on the public records or for which Grantee has no actual knowledge, Grantee may assert any defense or rights it may have in connection therewith except against the United States as Grantor.

E.	Maintenance Costs. Grantee shall pay fifty percent (50%) of the actual costs and expenses incurred by the United States for maintenance, repairs, landscaping, and improvements allocable to roads and sidewalks contiguous to the Property (but not including costs and expenses incurred by the United States in connection with maintenance, repairs, landscaping, and improvements allocable to the Parks). The United States, acting by and through the State Department, shall deliver to Grantee on an annual basis an invoice for the reimbursable costs and expenses, together with reasonable substantiation of the amounts invoiced. Grantee shall have a reasonable period of time (but in no event more than 45 days) following Grantee’s confirmed receipt of the invoice within which to determine whether to contest the amount so invoiced. If Grantee does not contest or pay the amount invoiced within such timeframe, the State Department shall provide Grantee with a second notice and invoice, and Grantee shall have no more than 15 days after Grantee’s confirmed receipt of such second notice and invoice within which to determine whether to contest the amount so invoiced or to pay such amount promptly upon receipt of the second notice and invoice. If Grantee disputes the State Department’s invoice, then Grantee may contest the amount by filing a claim with the State Department. If Grantee does not dispute the invoice nor pay such amount due as provided above, the State Department shall be permitted to record a lien against Grantee’s interest in the Property for such amounts due.

F.	Parking. If requested by Grantee, the State Department shall provide fifteen (15) parking spaces along the curb line on International Drive, in the location shown on Appendix E attached hereto and hereby made a part hereof, at a rate equal to the prevailing market rate for surface lot parking charged in the vicinity of the Property, as reasonably determined by Grantor. Such rate may be adjusted every five (5) years to reflect the average of three (3) prevailing commercial rates for surface lot parking in the vicinity of the International Center, as reasonably determined by Grantor.

[Signatures appear on following pages.]

LESSOR

FOR THE GOVERNMENT OF THE UNITED STATES

ATTEST:	By	/s/ Steven J. Rodriguez
	Name	Steven J. Rodriguez
/s/	Title	Deputy Assistant Secretary for Operations
Bureau of Administration

DISTRICT OF COLUMBIA, ss:

I,                                 , a Notary Public in and for the above jurisdiction, hereby certify that                                 , in his/her capacity as                                  of the United States of America, personally appeared before me in said jurisdiction, and as said                                 , executed the foregoing and annexed instrument on behalf of Lessor for the purposes and uses therein contained herein.

Witness my hand and official seal this      day of             ,     .

[SEAL]

                         Notary Public

My Commission Expires:

[Signatures continue on following page]

LESSEE

INTELSAT GLOBAL SERVICE CORPORATION, a Delaware corporation

ATTEST:	By	/s/ Patricia Casey
	Name	Patricia Casey
/s/	Title	Vice President, General Counsel and Secretary

DISTRICT OF COLUMBIA, ss:

I,                                 , a Notary Public in and for the above jurisdiction, hereby certify that                                 , in his/her capacity as                                  of Intelsat Global Service Corporation, personally appeared before me in said jurisdiction, and as said                                 , executed the foregoing and annexed instrument on behalf of Lessee for the purposes and uses therein contained herein.

Witness my hand and official seal this      day of             ,     .

[SEAL]

                         Notary Public

My Commission Expires:

Exhibit 31.1

CERTIFICATIONS

I, David McGlade, Chief Executive Officer of Intelsat S.A. (the “Company”), certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Intelsat S.A.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: August 10, 2010	/s/ DAVID MCGLADE
David McGlade Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Michael McDonnell, Chief Financial Officer of Intelsat S.A. (the “Company”), certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Intelsat S.A.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: August 10, 2010	/s/ MICHAEL MCDONNELL
Michael McDonnell Chief Financial Officer

Exhibit 32.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER

Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant

To Section 906 of the Sarbanes-Oxley Act Of 2002

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Intelsat S.A. (the “Company”) hereby certifies that to such officer’s knowledge, the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2010 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 10, 2010	/s/ DAVID MCGLADE
David McGlade Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER

Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant

To Section 906 of the Sarbanes-Oxley Act Of 2002

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Intelsat S.A. (the “Company”) hereby certifies that to such officer’s knowledge, the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2010 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 10, 2010	/s/ MICHAEL MCDONNELL
Michael McDonnell Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.